Form 10-K405, Exhibit 13
period 1996-12-31
AMERIANA BANCORP
filed 1997-03-28
CIK 855574

                                  Exhibit 13

                           Portions of Annual Report

                      ===================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                      -----------------------------------
                            Selected Financial Data
                      ===================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        At December 31
------------------------------------------------------------------------------------------------------------------------------------
Summary of Financial Condition                                  1996           1995           1994            1993        1992(3)(4)
------------------------------------------------------------------------------------------------------------------------------------
    Cash                                                 $      4,939    $     4,474    $     5,513     $     4,034     $     4,394
    Interest-bearing deposits and investment
       securities                                              54,749         27,669         11,303          22,016          23,581
    Loans and mortgage-backed securities                      321,142        311,007        307,496         288,625         283,588
    Other assets                                               15,925         13,663         11,042          11,168          11,583
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                         $    396,755    $   356,813    $   335,354     $   325,843     $   323,146
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
    Deposits                                             $    318,705    $   290,785    $   277,439     $   276,811     $   277,941
    Other liabilities                                          34,105         18,913         12,325           5,301           4,068
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                         352,810        309,698        289,764         282,112         282,009
------------------------------------------------------------------------------------------------------------------------------------
    Shareholders' equity                                       43,945         47,115         45,590          43,731          41,137
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity           $    396,755    $   356,813    $   335,354     $   325,843     $   323,146
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------
Summary of Earnings                                             1996           1995           1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
    Interest income                                      $     28,567    $    25,608    $    21,877     $    22,515     $    22,765
    Interest expense                                           16,705         14,368         10,647          11,290          12,268
------------------------------------------------------------------------------------------------------------------------------------
    Net interest income                                        11,862         11,240         11,230          11,225          10,497
    Provision for loan losses                                      66            117            181             324             551
    Other income                                                2,433          2,214          2,589           2,548           1,817
    Other expense                                              10,520          8,155          8,495           7,632           6,526
------------------------------------------------------------------------------------------------------------------------------------
                                                                3,709          5,182          5,143           5,817           5,237
    Income taxes                                                1,305          1,945          1,881           2,257           2,003
------------------------------------------------------------------------------------------------------------------------------------
    Income from continuing operations                           2,404          3,237          3,262           3,560           3,234
    Income from discontinued operations                            --             --          1,450              --              --
    Income from change in accounting principle                     --             --             --             127              --
------------------------------------------------------------------------------------------------------------------------------------
    Net income                                           $      2,404    $     3,237    $     4,712     $     3,687     $     3,234
====================================================================================================================================
    Earnings per share (1):
       Income from continuing operations                 $        .72    $       .92    $       .92     $      1.01     $       .93
       Income from discontinued operations                         --             --            .41              --              --
       Income from change in accounting principle                  --             --             --             .04              --
------------------------------------------------------------------------------------------------------------------------------------
       Earnings per share                                $        .72    $       .92    $      1.33     $      1.05     $       .93
====================================================================================================================================
    Dividends declared per share (1)                     $        .57    $       .48    $       .64     $       .41     $       .34
====================================================================================================================================
    Book value per share (1)                             $      13.35    $     13.34    $     12.97     $     12.33     $     11.75
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------
Other Selected Data                                            1996           1995           1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
    Return on average assets                                      .62%           .93%          1.43%           1.14%           1.10%
    Return on average equity                                     5.39           7.00          10.59            8.67            8.09
    Ratio of average equity to average assets                   11.41          13.22          13.54           13.12           13.60
    Dividend payout ratio (2)                                      78%            52%            49%             40%             37%
    Number of full-service offices:
       Ameriana Bank                                                6              6              6               5               5
       Deer Park Federal Savings and Loan Association               1              2              2               2               2
------------------------------------------------------------------------------------------------------------------------------------


(1) Restated to reflect three-for-two stock split declared in 1993 and four-for-three stock split declared in 1996.
(2) Based on income from continuing operations and excluding special dividends.
(3) Includes the effect of the acquisition of Deer Park Federal on August 31, 1992.
(4) Amounts have been restated to conform to current classifications.

                    ----------------------------------------
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ----------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    ----------------------------------------


General

  Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Savings Bank, F.S.B.(the "Bank"). In 1990, the Company acquired all of the Bank's common stock in connection with the Bank's reorganization into a holding company form of ownership. In 1991, the Company formed Indiana Title Insurance Company for the purpose of underwriting and issuing title insurance policies and serving as an escrow agent to close loans for others. In 1992, the Company acquired Deer Park Federal Savings and Loan Association (the "Association"). Collectively, the Bank and Association are referred to as the "Institutions" in this discussion and analysis. In 1995, the Company purchased a minority interest in a limited partnership organized to acquire and manage real estate investments which qualify for federal tax credits.

  The largest components of the Company's total revenue and total expense are interest income and interest expense, respectively. Consequently, the Company's earnings are primarily dependent on its net interest income, which is determined by (i) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Net income also is significantly affected by levels of other income and operating expenses.

  Management believes that interest rate risk, i.e., the sensitivity of income and net asset values to changes in interest rates, is one of the most significant determinants of the Company's ability to generate future earnings. Accordingly, the Company has implemented a long-range plan intended to minimize the effect of changes in interest rates on operations. The asset and liability management policies of the Company are designed to stabilize long-term net interest income by managing the repricing terms, rates and relative amounts of interest-earning assets and interest-bearing liabilities.

  The Company has maintained a consistent percentage of fixed-rate mortgage loans in its portfolio for several years. Its portfolio at December 31, 1996, was composed of 60% adjustable-rate mortgages and short-term balloon loans and 26% of long-term fixed-rate mortgage loans. This compared with a portfolio mix at December 31, 1993, of 70% and 26%, respectively. During this three-year period, the Company has increased its consumer loan portfolio to increase revenues while maintaining a reasonably short maturity on its portfolio. The Company's emphasis on interest-sensitive assets has resulted in a more stable and predictable level of net interest income in recent years. The Company has not experienced a higher default ratio on its adjustable-rate loan portfolio compared with its fixed-rate loan portfolio.

  The Company's primary goal in the management of its liabilities is to maintain the stability of deposit accounts. During the year ended December 31, 1996, the Company offered special rates on selected certificate accounts with maturities approximating the expected duration or repricing frequency of its current loan originations. In addition, the Company increased its activity in negotiated-rate certificates primarily with local and county governmental entities. The results of the Company's deposit acquisition activities were reflected in a total increase of $27.9 million. While other forms of investments continued to provide alternatives to the Institutions' certificate offerings during 1996, the Company was able to compete with these investing alternatives by providing additional investment choices for its customers through its securities brokerage and insurance products.

  The Company has continued to increase the level of non-interest-sensitive fee income producing assets. These activities include an equity interest in a life insurance company, a full-service general lines property and casualty insurance agency, a title insurance company, and a brokerage service. During 1996, sales of brokerage and insurance products set a new record for commissions earned.
The Company continued to increase its loan servicing portfolio through the origination and sale of fixed-rate mortgage loans and by purchasing the servicing rights to mortgage loans. While the amount of loans serviced for others increased by $19 million from the 1995 level, fee income increased only slightly from the preceding year's amount due to the amortization of capitalized servicing rights.

Interest Sensitivity

  The following table presents the Company's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at December 3l, l996. This table assumes no prepayments of loans, no early redemption of

                    ----------------------------------------
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ----------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    ----------------------------------------

securities at call dates, no early withdrawals of certificates of deposit and no extension of deposit account sensitivity relating to core deposit stability.

---------------------------------------------------------------------------------------------------------------------------
                                                  (Dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------
                                   6         6                                                        More
                                Months     Months      l to 3     3 to 5    5 to 10     l0 to 20      than
                               or Less    to l Year    Years      Years      Years        Years     20 Years      Total
---------------------------------------------------------------------------------------------------------------------------
Rate Sensitive Assets:
---------------------------------------------------------------------------------------------------------------------------
 Balloon and adjustable-
   rate loans (1)              $112,113    $ 52,258   $ 20,727   $  5,041   $  6,326    $      --   $       --   $196,465
 Fixed-rate loans (1)             8,144         549      2,404      6,314     18,467       35,400       14,842     86,120
 Other loans                      8,373         240      8,098     24,472      2,970          103           --     44,256
 Other investments (2)            6,917         499      5,300     16,000        200       29,144           --     58,060
---------------------------------------------------------------------------------------------------------------------------
 Total                          135,547      53,546     36,529     51,827     27,963       64,647       14,842    384,901
---------------------------------------------------------------------------------------------------------------------------
Rate Sensitive Liabilities:
---------------------------------------------------------------------------------------------------------------------------
 Deposits:
   Certificate accounts          98,425      56,757     74,619      8,800      5,002           --           --    243,603
   Money market
     deposit accounts             7,931          --         --         --         --           --           --      7,931
   Passbook accounts             46,786          --         --         --         --           --           --     46,786
   NOW accounts                  20,385          --         --         --         --           --           --     20,385
---------------------------------------------------------------------------------------------------------------------------
   Total Deposits               173,527      56,757     74,619      8,800      5,002           --           --    318,705
 FHLB advances                   17,900          --         --        986      7,663           --           --     26,549
---------------------------------------------------------------------------------------------------------------------------
 Total                          191,427      56,757     74,619      9,786     12,665           --           --    345,254
---------------------------------------------------------------------------------------------------------------------------
Asset/liability gap            $(55,880)   $ (3,211)  $(38,090)  $ 42,041   $ 15,298      $64,647      $14,842   $ 39,647
---------------------------------------------------------------------------------------------------------------------------
Additional Gap Information:
---------------------------------------------------------------------------------------------------------------------------
 Gap as a percentage
   of total assets               (14.08)%      (.81)%    (9.60)%    10.60%      3.86%       16.29%        3.73%
 Cumulative gap                $(55,880)   $(59,091)  $(97,181)  $(55,140)  $(39,842)     $24,805      $39,647
 Cumulative gap as
   a percentage of
   total assets                  (14.08)%    (14.89)%   (24.49)%   (13.89)%   (10.03)%       6.26%        9.99%
===========================================================================================================================

(1) Includes mortgage loans and mortgage-backed securities. Amounts are stated without reductions of $5.699 million for deferred fees, unearned income, undisbursed loan proceeds and allowance for loan losses.
(2) Includes investment securities, interest-bearing deposits and stock in Federal Home Loan Bank.


Yields Earned and Rates Paid

  The following tables set forth the weighted average yields earned on the Company's assets and the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

--------------------------------------------------------------------------------
                                                       Year Ended December 3l
--------------------------------------------------------------------------------
Weighted Average Yield:                                 1996     l995     l994
--------------------------------------------------------------------------------
  Loans and mortgage-backed securities                  7.82%    7.70%    7.04%
  Other interest-earning assets                         6.61     6.82     5.14
  All interest-earning assets                           7.64     7.64     6.92
--------------------------------------------------------------------------------
Weighted Average Cost:
--------------------------------------------------------------------------------
  Deposits                                              4.89     4.82     3.85
  Federal Home Loan Bank advances                       5.86     6.31     5.29
  All interest-bearing liabilities                      4.96     4.84     3.85
--------------------------------------------------------------------------------
Interest Rate Spread (spread between weighted average
 yield on all interest-earning assets and all
 interest-bearing liabilities)                          2.68     2.80     3.07
--------------------------------------------------------------------------------
Net Yield (net interest income as a percentage of
 average interest-earning assets)                       3.17     3.35     3.56
--------------------------------------------------------------------------------

                    ----------------------------------------
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ----------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    ----------------------------------------


-------------------------------------------------------------------------------
                                                           At December 3l
-------------------------------------------------------------------------------
Weighted Average Interest Rates:                        1996     l995     l994
--------------------------------------------------------------------------------
  Loans and mortgage-backed securities                  7.92%    7.93%    7.33%
  Other interest-earning assets                         6.92     6.37     6.19
  Total interest-earning assets                         7.77     7.79     7.28
  Deposits                                              4.93     5.00     4.29
  Federal Home Loan Bank advances                       5.83     6.23     5.99
  Total interest-bearing liabilities                    5.00     5.06     4.33
  Interest rate spread                                  2.77     2.73     2.95
-------------------------------------------------------------------------------

Rate/Volume Analysis

  The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (l) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) other changes. No material amounts of loan fees or out-of-period interest is included in the table. Dollars are in thousands.


------------------------------------------------------------------------------------------------------------------
                                                                 Year Ended December 3l
------------------------------------------------------------------------------------------------------------------
                                                    l996 vs. l995                       l995 vs. l994
------------------------------------------------------------------------------------------------------------------
                                                 Increase(Decrease)                   Increase(Decrease)
                                                  Due to Change in                     Due to Change in
------------------------------------------------------------------------------------------------------------------
                                                                    Net                                     Net
                                         Volume    Rate    Other   Change       Volume    Rate     Other   Change
------------------------------------------------------------------------------------------------------------------
Interest Income:
 Loans and mortgage-backed securities    $  342     $379    $  5   $  726       $1,201    $1,965     $113  $3,279
 Other interest-earning assets            2,347      (42)    (71)   2,234          109       307       36     452
------------------------------------------------------------------------------------------------------------------
 Total interest-earning assets           $2,689     $337    $(66)  $2,960       $1,310    $2,272     $149  $3,731
------------------------------------------------------------------------------------------------------------------
Interest Expense:
 Deposits                                $  892     $200    $ 13   $1,105       $  644    $2,673     $163  $3,480
 FHLB advances                            1,350      (21)    (97)   1,232          195         9       38     242
------------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities      $2,242     $179    $(84)  $2,337       $  839    $2,682     $201  $3,722
==================================================================================================================

Results of Operations

  Net Interest Income: The Company's loan and mortgage-backed securities portfolio increased 3.3% to $321,142,000 at December 3l, l996, from $311,007,000 as of December 3l, l995. The portfolio increased 1.1% at year-end 1995 over the amount of $307,496,000 at December 31, 1994. Because available investable funds have occasionally exceeded demand for variable-rate mortgage loans in the Company's market area, the Company has periodically purchased mortgage-backed securities to supplement its portfolio.

  Loans originated for portfolio in l996, which totaled $100,094,000, reflected a 41.3% increase from originations of $70,820,000 in l995. This increase reflected a higher level of mortgage lending which was partially offset by a decrease in consumer lending activity during the year. In l994, originations totaled $98,729,000. The decrease in activity in 1995 compared with 1994 was attributable to a lower level of mortgage lending as refinancing activities slowed from 1994 due to higher interest rates. The Institutions did not actively solicit fixed-rate mortgage loans through the use of fee or rate incentives. Fixed-rate loans in the amount of $18,359,000, $11,180,000 and $8,622,000 were originated and sold into the secondary market during 1996, 1995 and 1994, respectively.

  During 1996 and 1995, the Company purchased $2,532,000 and $4,964,000, respectively, in mortgage-backed securities. No purchases were made in 1994 as a greater portion of the Institutions' investable funds were used in loan originations. All purchases have been in the form of 15-year fixed-rate government agency insured securities.

                    ----------------------------------------
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ----------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    ----------------------------------------

  Interest-earning assets at December 31, 1996, increased to $379,202,000 compared with $341,660,000 in l995 and $321,745,000 in l994. The increases in 1996 and 1995, which were primarily for investment securities, resulted from leveraging of assets through the use of advances from the Federal Home Loan Bank system and increases in deposits. Loans and mortgage-backed securities increased $10,135,000 in 1996 from 1995.

  The average yield on the Company's loan and mortgage-backed securities portfolio was 7.82% in l996, compared with yields of 7.70% in l995 and 7.04% in l994. The higher yield in 1996 reflected the generally higher level of interest rates during much of the year and the repricing of variable-rate products in line with the current higher levels. The yield on total interest-earning assets was 7.64% in l996 compared with 7.64% in l995 and 6.92% in l994 and reflected the increased amount of investment securities acquired in late 1995 and early 1996. Total interest income was $28,567,000, $25,608,000 and $21,877,000 for
1996, 1995 and 1994, respectively.

  The average cost of interest-bearing liabilities was 4.96% in l996, 4.84% in l995 and 3.85% in l994. Interest expense increased 16.3% in l996 to $16,705,000 compared with $14,368,000 in l995, primarily because of the increase in the average amount of both FHLB advances and deposits outstanding. Interest expense in l994 was $l0,647,000.

  Net interest income was $11,862,000, $11,240,000 and $11,230,000 in 1996, 1995
and 1994, respectively. Changes in the level of net interest income resulted in a net yield of 3.17% for l996. This compared with a net yield of 3.35% in 1995 and 3.56% in 1994. Through leveraging of its assets, the Company increased the level of net interest income. However, the Company's net yield decreased during 1996 as leveraging activities produced smaller yields than its core business activities. The Company's net interest spread at December 31, 1996, was 2.77% compared with 2.73% at December 31, 1995.

  Provision for Loan Losses: The provision for loan losses decreased to $66,000 in l996 versus $117,000 in l995 and $181,000 in l994. The provisions reflect management's evaluation of prevailing economic conditions and their potential effect on loan defaults. Non-performing assets (e.g. real estate owned, non-accrual loans and loans 90 days or more past due) were $1,137,000, $1,474,000 and $845,000 at December 31, 1996, 1995 and 1994, respectively. The Company believes it has established adequate allowances for loan losses in accordance with generally accepted accounting principles.

  Other Income: Other income was $2,433,000, $2,214,000 and $2,589,000 for 1996,
1995 and 1994, respectively. The increase in 1996 from 1995 was attributable to increased volume in insurance and brokerage commissions and gains on the sale of loans. The decrease in 1995 from 1994 was primarily from reduced levels of sales of insurance and loan brokerage commissions which were partially offset by an increased volume of gains on sales of mortgage loans compared with the preceding year. In addition, other income in 1995 and 1994 included gains on the sale of office buildings which amounted to $117,000 and $71,000, respectively. In 1996, operating losses associated with the limited partnership amounted to $152,000, compared with $13,000 in 1995.

  Other Expense: Operating expenses were $10,520,000, $8,155,000 and $8,495,000 in 1996, 1995 and 1994, respectively. Excluding the special SAIF assessment in 1996 amounting to $1,879,000, operating expense in 1996 was $8,641,000, or 6.0% over the 1995 level. Compensation and occupancy expense increases, amounting to $116,000 and $111,000, respectively, were in large part a result of the Company's higher levels of loan originations, brokerage commissions, and establishing its market presence in the Indianapolis market in anticipation of its branch opening in January 1997. The reduction in 1995 costs from 1994 levels was attributable to reduced commissions resulting from the reduced level of sales of brokerage and insurance products.

  Income Tax Expense: Income tax expense decreased to $1,305,000 for 1996 from $1,944,000 for 1995 and $1,881,000 for 1994, as a result of lower pre-tax income and an increase in federal tax credits to $115,000 for 1996 compared with $25,000 for 1995 associated with the Company's limited partnership investment.

  Discontinued Operations: In l988, the Company discontinued the operations of its mortgage banking subsidiary, Indiana Western Mortgage ("IWM"). All significant assets of IWM were subsequently sold or otherwise liquidated. In 1994, the Company settled a litigation judgment for $3,100,000. After expenses and taxes, the Company recorded a recovery of loss from discontinued operations in the amount of $1,450,000.


Current Accounting Issues

  Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights, was issued in 1995 and was effective for the Company in 1996. This statement applies to capitalization of servicing rights for loans originated, and then sold, with servicing rights retained. The Company capitalized $102,000 of such servicing rights in 1996 in compliance with this new accounting standard.

                    ----------------------------------------
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ----------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    ----------------------------------------

  SFAS No. 123, Stock-Based Compensation, was issued in 1995 and was effective for the Company in 1996. This statement establishes a fair value based method of accounting for stock-based compensation plans. The Company has disclosed the effects on 1996 net income and earnings per share resulting from grants of stock options in 1996 and 1995 in the notes to the consolidated financial statements.


Liquidity and Capital Resources

  The Institutions are required by regulation to maintain liquidity ratios at certain minimum levels. The regulations specify the types of assets that qualify for liquidity, which generally include cash, federal funds sold, certificates of deposit and qualifying types of United States Treasury and agency securities and other investments having maturities of five years or less. Such investments serve as a source of funds upon which the Institutions may rely to meet deposit withdrawals and other short-term needs. The required level of such liquidity is calculated on a "liquidity base" consisting of net withdrawable accounts plus borrowings due within one year or less. Presently, the Institutions are required to maintain liquid assets as described above of at least 5% of their liquidity base. Short-term liquid assets (one year or less) may not be less than l% of the Institutions' liquidity base.

  The Company has traditionally maintained liquidity ratios well above regulatory levels. Total consolidated liquidity ratios at December 31, l996, l995 and l994 were 10.6%, 12.2% and 6.1%, respectively. The increase in 1995 reflected the Institutions' use of funds borrowed from the FHLB system which were invested in securities which added to the Company's liquid assets while increasing net interest income.

  Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of funds. In addition, the Company has the ability to obtain funds through the sale of mortgage loans and through borrowings from the Federal Home Loan Bank System.

  At December 3l, l996, the Company's commitments for loans in process totaled $3,900,000. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs.

  On February 26, 1996, the Board of Directors declared a four-for-three stock split of the common stock outstanding at the close of business on March 15, 1996. All per share amounts have been restated to reflect the split.

  On June 19, 1996, the Board of Directors authorized the purchase of up to 10% of the Company's outstanding shares of the Company's common stock at an aggregate cost not to exceed $4,500,000. Through December 31, 1996, the Company acquired 289,360 shares at an aggregate cost of $3,964,198 under this program and a previous program which expired in 1996. In addition, the Company retired 98 shares at a cost of $1,346 for fractional shares created by the 1996 stock split.


Impact of Inflation and Changing Prices

  The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.

  Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or at the same rate as changes in the prices of goods and services, which are directly affected by inflation, although interest rates may fluctuate in response to perceived changes in the rate of inflation.

                    ========================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ----------------------------------------
                      CONSOLIDATED STATEMENTS OF CONDITION
                    ========================================



---------------------------------------------------------------------------------
                                                           December 31
---------------------------------------------------------------------------------
Assets                                                   1996           1995
---------------------------------------------------------------------------------
   Cash on hand and in other institutions            $  4,939,489   $  4,474,687
   Interest-bearing deposits                            4,004,551      5,068,636
   Investment securities held to maturity              50,744,304     22,599,948
   Stock in Federal Home Loan Bank                      3,311,500      2,984,500
   Mortgage-backed securities held to maturity         38,541,544     45,014,264
   Loans receivable                                   283,704,065    267,068,683
   Allowance for loan losses                           (1,103,513)    (1,076,038)
---------------------------------------------------------------------------------
     Net loans receivable                             282,600,552    265,992,645
   Real estate owned                                      101,401        145,298
   Premises and equipment                               5,621,332      4,519,277
   Mortgage servicing rights                              780,770        577,068
   Investments in unconsolidated affiliates             1,746,695      1,898,832
   Other assets                                         4,362,968      3,538,176
---------------------------------------------------------------------------------
     Total assets                                    $396,755,106   $356,813,331
---------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
   Liabilities:
     Deposits                                        $318,705,367   $290,785,360
     Advances from Federal Home Loan Bank              26,548,603     13,003,669
     Drafts payable                                     4,557,678      2,521,932
     Advances by borrowers for taxes and insurance        951,902      1,024,070
     Other liabilities                                  2,046,765      2,363,611
---------------------------------------------------------------------------------
       Total liabilities                              352,810,315    309,698,642
---------------------------------------------------------------------------------
   Shareholders' equity:
     Preferred stock (5,000,000 shares authorized;
      none issued)
     Common stock ($1.00 par value; authorized
      15,000,000 shares;
       issued shares: 1996--3,291,319;
        1995--2,648,403)                                3,291,319      2,648,403
     Additional paid-in capital                         8,645,273     12,981,032
     Retained earnings--substantially restricted       32,008,199     31,485,254
---------------------------------------------------------------------------------
       Total shareholders' equity                      43,944,791     47,114,689
---------------------------------------------------------------------------------
     Total liabilities and shareholders' equity      $396,755,106   $356,813,331
=================================================================================

See accompanying notes.

                     =====================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                     -------------------------------------
                       Consolidated Statements of Income
                     =====================================


--------------------------------------------------------------------------------
                                                  Year Ended December 31
--------------------------------------------------------------------------------
                                              1996         1995         1994
--------------------------------------------------------------------------------
Interest Income:
 Interest on loans                        $22,060,098   $21,077,954  $17,840,710
 Interest on mortgage-backed securities     2,880,392     3,136,899    3,095,034
 Interest on investment securities          2,987,237       489,958      384,778
 Other interest and dividend income           639,761       903,216      556,168
--------------------------------------------------------------------------------
   Total interest income                   28,567,488    25,608,027   21,876,690
--------------------------------------------------------------------------------
Interest Expense:
 Interest on deposits                      15,183,543    14,078,877   10,599,184
 Interest on Federal Home Loan Bank
  advances                                  1,521,693       289,184       47,313
--------------------------------------------------------------------------------
   Total interest expense                  16,705,236    14,368,061   10,646,497
--------------------------------------------------------------------------------
 Net interest income                       11,862,252    11,239,966   11,230,193
Provision for Loan Losses                      66,000       116,716      181,324
--------------------------------------------------------------------------------
 Net interest income after provision
  for loan losses                          11,796,252    11,123,250   11,048,869
--------------------------------------------------------------------------------
Other Income:
 Net loan servicing fees                      328,804       314,803      324,738
 Other fees and service charges               657,042       598,395      827,989
 Brokerage and insurance commissions        1,197,628       978,956    1,114,301
 Income (loss) on investments in
  unconsolidated affiliates                  (121,760)       12,780       25,775
 Gains on sales of loans                      324,265       116,110       70,823
 Other                                         46,836       192,854      225,118
--------------------------------------------------------------------------------
   Total other income                       2,432,815     2,213,898    2,588,744
--------------------------------------------------------------------------------
Other Expense:
 Salaries and employee benefits             4,752,664     4,636,449    4,836,076
 Net occupancy expense                      1,070,388       959,558      956,260
 Federal insurance premium                    660,608       652,245      634,028
 Data processing expense                      321,173       256,398      222,737
 Savings Association Insurance Fund
  assessment                                1,878,897            --           --
 Other                                      1,836,488     1,650,676    1,845,681
--------------------------------------------------------------------------------
   Total other expense                     10,520,218     8,155,326    8,494,782
--------------------------------------------------------------------------------
 Income from continuing operations
  before income taxes
   and discontinued operations              3,708,849     5,181,822    5,142,831
Income taxes                                1,305,344     1,944,451    1,881,237
--------------------------------------------------------------------------------
 Income from continuing operations
  before discontinued operations            2,403,505     3,237,371    3,261,594
Discontinued operations - recovery of
 costs from discontinued operations,
 net of income taxes of $747,000                   --            --    1,450,000
--------------------------------------------------------------------------------
Net Income                                $ 2,403,505   $ 3,237,371  $ 4,711,594
================================================================================
Earnings Per Share:
 Income from continuing operations        $       .72   $       .92  $       .92
 Income from discontinued operations               --            --          .41
================================================================================
   Earnings Per Share                     $       .72   $       .92  $      1.33
================================================================================
Dividends Declared Per Share              $       .57   $       .48  $       .64
================================================================================
Average Number of Shares Outstanding        3,335,813     3,511,257    3,542,592
================================================================================

See accompanying notes.

              ======================================================
                       AMERIANA BANCORP AND SUBSIDIARIES
              ------------------------------------------------------
                Consolidated Statements of Shareholders' Equity
              ======================================================



--------------------------------------------------------------------------------------
                                               Additional
                                   Common       Paid-in       Retained
                                    Stock       Capital       Earnings       Total
--------------------------------------------------------------------------------------
Balance at January 1, 1994       $2,659,950   $13,596,190   $27,474,500   $43,730,640
Net income                               --            --     4,711,594     4,711,594
Dividends declared                       --            --    (2,251,471)   (2,251,471)
Purchase of common stock            (62,327)     (857,076)           --      (919,403)
Exercise of stock options            39,250       279,823            --       319,073
--------------------------------------------------------------------------------------
 Balance at December 31, 1994     2,636,873    13,018,937    29,934,623    45,590,433
Net income                               --            --     3,237,371     3,237,371
Dividends declared                       --            --    (1,686,740)   (1,686,740)
Purchase of common stock            (19,500)     (278,087)           --      (297,587)
Exercise of stock options            31,030       240,182            --       271,212
--------------------------------------------------------------------------------------
 Balance at December 31, 1995     2,648,403    12,981,032    31,485,254    47,114,689
Net income                               --            --     2,403,505     2,403,505
Dividends declared                       --            --    (1,880,560)   (1,880,560)
Four-for-three stock split          831,319      (831,319)           --            --
Purchase of common stock           (234,825)   (3,730,719)           --    (3,965,544)
Exercise of stock options            46,422       226,279            --       272,701
--------------------------------------------------------------------------------------
Balance at December 31, 1996     $3,291,319   $ 8,645,273   $32,008,199   $43,944,791
--------------------------------------------------------------------------------------

See accompanying notes.

                    =======================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                    ---------------------------------------
                     Consolidated Statements of Cash Flows
                    =======================================

----------------------------------------------------------------------------------------------------------------
                                                                               Year Ended December 31
----------------------------------------------------------------------------------------------------------------
Operating Activities                                                     1996           1995           1994
----------------------------------------------------------------------------------------------------------------
Net income                                                         $  2,403,505   $  3,237,371   $  4,711,594
Adjustments to reconcile net income to net
   cash provided by operating activities:
  Provision for losses on loans and real estate owned                    66,000        116,716        197,324
  Depreciation and amortization                                         575,387        505,169        489,057
  Equity in loss of limited partnership                                 152,137         12,908             --
  Mortgage servicing rights amortization                                122,813         57,028         38,860
  Goodwill amortization                                                  28,320         28,320         28,319
  Deferred income taxes                                                 128,907        287,796        119,732
  Gains on sales of real estate owned                                   (12,241)       (34,744)       (76,774)
  Decrease (increase) in other assets                                  (854,060)      (555,077)       282,223
  Increase in drafts payable                                          2,035,746        163,232        320,553
  Decrease in other liabilities                                        (561,390)      (178,628)      (156,070)
--------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                      4,085,124      3,640,091      5,954,818
--------------------------------------------------------------------------------------------------------------
Investing Activities
--------------------------------------------------------------------------------------------------------------
  Purchase of investment securities held to maturity                (30,944,003)   (15,899,938)    (2,000,000)
  Proceeds from calls of securities held to maturity                  2,800,000        300,000             --
  Principal collected on mortgage-backed securities
    held to maturity                                                  8,856,215      8,183,421     13,565,949
  Purchases of mortgage-backed securities held to maturity           (2,531,581)    (4,963,547)            --
  Net change in loans                                               (16,897,413)    (7,301,920)   (33,473,003)
  Mortgage servicing rights capitalized                                (326,515)      (358,271)      (234,953)
  Proceeds from sales of real estate owned                              226,277        318,766      1,376,385
  Net purchases of premises and equipment                            (1,510,395)      (696,203)    (1,026,296)
  Investment in unconsolidated affiliate                                     --     (1,458,849)            --
  Other investing activities                                           (326,974)       (29,939)       (63,865)
--------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                        (40,654,389)   (21,906,480)   (21,855,783)
--------------------------------------------------------------------------------------------------------------
Financing Activities
--------------------------------------------------------------------------------------------------------------
  Decrease in NOW, MMDA, and passbook deposits                       (1,225,470)    (5,324,173)    (4,471,807)
  Increase in certificates of deposit                                29,180,452     18,714,226      5,252,246
  Advances from Federal Home Loan Bank                               86,000,000     18,300,000      6,082,650
  Repayment of Federal Home Loan Bank advances                      (72,455,066)   (11,378,981)            --
  Proceeds from exercise of stock options                               272,701        271,212        319,073
  Purchase of common stock                                           (3,965,544)      (297,587)      (919,403)
  Cash dividends paid                                                (1,837,091)    (2,291,261)    (1,595,703)
--------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                     35,969,982     17,993,436      4,667,056
--------------------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents                                  (599,283)      (272,953)   (11,233,909)
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                        9,543,323      9,816,276     21,050,185
--------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                           $  8,944,040   $  9,543,323   $  9,816,276
==============================================================================================================

See accompanying notes.

                ==============================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                ----------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ==============================================


1.  Nature of Operations and Summary of Significant Accounting Policies

  Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly owned subsidiaries:
Ameriana Savings Bank ("Ameriana"), Deer Park Federal Savings and Loan Association ("Deer Park"), Ameriana Financial Services, Inc., Indiana Title Insurance Company and Ameriana Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The Company is a thrift holding company whose principal activity is the ownership and management of its thrift and other subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors. The thrifts are subject to the regulation of the Office of Thrift Supervision. The Company's gross revenues are substantially earned from the various banking services provided by Ameriana and Deer Park. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

  Ameriana generates loans and receives deposits from customers located primarily in East Central Indiana. The economy of Ameriana's primary market, while not dominated by any single employer, is significantly influenced by the agriculture and automotive-related industries. Deer Park generates loans and receives deposits from customers located primarily in Southwestern Ohio. Loans are generally secured by specific items of collateral including real property and consumer assets. The Company has sold various loans to investors while retaining the servicing rights.

  Reclassifications: Certain reclassifications of 1995 and 1994 amounts have been made to conform with the 1996 presentation.

  Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing deposits.

  Investment Securities: Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

  Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

  Stock in Federal Home Loan Bank: Stock in the Federal Home Loan Bank is stated at cost and the amount of stock the Company is required to own is determined by regulation.

  Mortgage-Backed Securities: Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities are acquired and held for investment purposes and, accordingly, are stated at cost adjusted for amortization of premiums and accretion of discounts, both computed by methods which produce a level yield. The Company has the intent and ability to hold these securities to maturity considering all foreseeable events and conditions.

  Loans Receivable: Loans receivable are carried at the principal amount outstanding. Interest income is computed based upon the principal amount of the loans outstanding. The Company discontinues the accrual of interest on impaired loans when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, the Company charges all previously accrued and unpaid interest against income.

  Certain loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of yield over the contractual life of the related loans.

  Real Estate Owned: Real estate owned arises from loan foreclosure or deed in lieu of foreclosure and is carried at the lower of cost (the unpaid balance at the date of acquisition plus foreclosure and other related costs) or fair value. Subsequent to acquisition, an allowance is recorded for any excess of carrying value over fair value minus estimated selling costs. Costs of improvements made to facilitate sales are capitalized; costs of holding the property are charged to expense.

  Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, the probability of collecting all amounts due, and other relevant factors. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by provisions for loan losses charged against income.

                ==============================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                ----------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ==============================================


  The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1996, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

  Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

  Earnings Per Share: Earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

  Stock Split: On February 26, 1996, the Board of Directors declared a four-for-three stock split under which every three shares of the Company's common stock outstanding at the close of business on March 15, 1996, were converted into four shares of common stock. No fractional shares were issued; cash in lieu of fractional shares was paid to shareholders. Per share and shares outstanding amounts and stock option plan data for 1995 and 1994 have been adjusted to give effect to the four-for-three stock split.

  Mortgage Servicing Rights: Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

  Income Taxes: Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company and its subsidiaries file consolidated tax returns. The parent company and subsidiaries are charged or given credit for income taxes as though separate returns were filed.

2.  Discontinued Operations

  In 1988, the Company elected to discontinue the operations of Indiana Western Mortgage, a wholly owned mortgage banking subsidiary of the Company located in Irvine, California. Since 1988, the Company and its Indiana Western Mortgage subsidiary had been engaged in various legal actions. During 1991, the Company settled the last significant legal action pending against the Company and Indiana Western. During 1993, the Company was granted a $4.65 million judgment to obtain insurance proceeds to cover claims arising from the closing of Indiana Western which were previously denied by the insurance carrier, and the judgment was appealed. In 1994, upon the settlement of the judgment which amounted to $3,100,000, the Company recognized a recovery from discontinued operations in the amount of $1,450,000, net of taxes and other expenses.

3.  Investment Securities

  Investment securities held to maturity at December 31, 1996, included federal agencies at an amortized cost of $50,744,000 with a fair value of approximately $49,794,000 and gross unrealized gains and (losses) of $18,000 and $(968,000), respectively. Investment securities at December 31, 1995, included federal agencies at an amortized cost of $22,600,000 with a fair value of approximately $22,792,000 and gross unrealized gains of $192,000.

  The amortized cost and fair value of securities held to maturity at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

-----------------------------------------------------------------------
                                                Amortized      Fair
                                                  Cost         Value
-----------------------------------------------------------------------
Maturity Distribution at December 31, 1996:
 Due in one through five years                 $21,400,000  $21,251,000
 Due after five through ten years                  200,000      199,000
 Due after ten years                            29,144,000   28,344,000
-----------------------------------------------------------------------
                                               $50,744,000  $49,794,000
=======================================================================

  Investment securities with a total amortized cost of $20,897,000 were pledged at December 31, 1996, to secure FHLB advances.

                ==============================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                ----------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ==============================================


4.  Loans and Mortgage-Backed Securities


 Loans receivable consist of the following:
--------------------------------------------------------------------------------
                                                             December 31
--------------------------------------------------------------------------------
                                                          1996          1995
--------------------------------------------------------------------------------
Residential mortgage loans                            $240,948,085  $230,992,283
Commercial mortgage loans                                3,095,546     3,669,507
Installment loans                                       42,837,100    36,738,688
Lease financing                                             23,933        28,808
Loans secured by deposits                                1,394,658     1,317,587
--------------------------------------------------------------------------------
                                                       288,299,322   272,746,873
--------------------------------------------------------------------------------
Deduct:
--------------------------------------------------------------------------------
 Undisbursed loan proceeds                               4,495,420     5,463,446
 Deferred loan fees, net                                    99,837       214,744
--------------------------------------------------------------------------------
                                                         4,595,257     5,678,190
--------------------------------------------------------------------------------
                                                      $283,704,065  $267,068,683
================================================================================

  Loans being serviced for investors, primarily the FHLMC and FNMA, by the Company totaled approximately $145,000,000 and $126,000,000 as of December 31, 1996 and 1995, respectively. Such loans are not reflected in the preceding table.

  In 1996, the Company adopted SFAS No. 122, Accounting for Mortgage Servicing Rights, which requires capitalization of retained mortgage servicing rights on originated and purchased loans. The aggregate fair value of capitalized mortgage servicing rights approximated the carrying value at December 31, 1996, based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates.

-------------------------------------------------------------------------------
                                                    Year Ended December 31
-------------------------------------------------------------------------------
                                                  1996       1995       1994
-------------------------------------------------------------------------------
Mortgage servicing rights:
 Balance at beginning of year                  $ 577,068   $275,825   $ 79,732
 Servicing rights capitalized                    326,515    358,271    234,953
 Amortization of servicing rights               (122,813)   (57,028)   (38,860)
-------------------------------------------------------------------------------
 Balance at end of year                        $ 780,770   $577,068   $275,825
===============================================================================

  At December 31, 1996 and 1995, the Company had outstanding commitments to originate loans of approximately $3,900,000 and $6,500,000, which were primarily for adjustable-rate mortgage loans or fixed-rate mortgage loans with rates that are determined just prior to closing. In addition, the Company had $8,100,000 and $4,100,000, respectively, of conditional commitments for lines of credit and credit card receivables.

  The fair value of mortgage-backed securities at December 31, 1996 and 1995, was $38,710,000 and $45,412,000, respectively. Gross unrealized gains and (losses) on mortgage-backed securities at December 31, 1996 and 1995, were $345,000 and $(177,000); and $489,000 and $(91,000), respectively. Mortgage-
backed securities with a total amortized cost of $11,516,000 and $14,350,000, were pledged at December 31, 1996 and 1995, to secure FHLB advances.

                ==============================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                ----------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ==============================================


5.    Allowance for Losses

 Changes to the allowances for losses on loans and real estate owned are as follows:

-------------------------------------------------------------------------------
                                                 Year Ended December 31
-------------------------------------------------------------------------------
                                           1996            1995         1994
-------------------------------------------------------------------------------
Loans:
 Balance at beginning of year          $1,076,038      $1,022,294   $  968,264
 Provision for losses                      66,000         116,716      181,324
 Net charge-offs:
   Charge-offs                            (51,970)        (86,293)    (171,257)
   Recoveries                              13,445          23,321       43,963
-------------------------------------------------------------------------------
   Net charge-offs                        (38,525)        (62,972)    (127,294)
-------------------------------------------------------------------------------
 Balance at end of year                $1,103,513      $1,076,038   $1,022,294
===============================================================================
Real estate owned:
 Balance at beginning of year          $       --      $   16,000   $   65,723
 Provision for losses                          --              --       16,000
 Net charge-offs:
   Charge-offs                                 --         (16,000)     (65,723)
   Recoveries                                  --              --           --
-------------------------------------------------------------------------------
   Net charge-offs                             --         (16,000)     (65,723)
-------------------------------------------------------------------------------
 Balance at end of year                $       --      $       --   $   16,000
===============================================================================

6.  Premises and Equipment

 Premises and equipment consists of the following:

-------------------------------------------------------------------------------
                                                             December 31
-------------------------------------------------------------------------------
                                                          1996         1995
-------------------------------------------------------------------------------
Land                                                   $1,177,692   $1,177,692
Land improvements                                         366,536      373,984
Office buildings                                        5,221,036    4,183,115
Furniture and equipment                                 2,970,193    3,155,653
Automobiles                                                48,313       74,969
-------------------------------------------------------------------------------
                                                        9,783,770    8,965,413
Less accumulated depreciation                           4,162,438    4,446,136
-------------------------------------------------------------------------------
                                                       $5,621,332   $4,519,277
===============================================================================

7.  Investments in Unconsolidated Affiliates

  Investments in unconsolidated affiliates include an investment in a limited partnership of $1,294,000 and $1,446,000 at December 31, 1996 and 1995. This investment represents a 6.4% equity in the partnership, which was organized to acquire and manage real estate investments. Total cash contributed was $1,459,000 in 1995. The Company recorded a net loss of $152,000 and $13,000 for 1996 and 1995 on its investment, and low income housing tax credits of $115,000 and $25,000. Available financial statements for the partnership as of and for the periods ended December 31, 1996 and 1995, reported total assets of $31,000,000 and $37,000,000; total partners' equity of $21,000,000 and
$26,000,000 and a net loss of $1,911,000 and $441,000, with the losses allocated based on the dates of partners' contributions and other factors.

  In addition, the Company has invested $453,000 in a life insurance company. Dividends from this affiliate for the years ended December 31, 1996, 1995 and 1994, were $30,000, $26,000 and $26,000, respectively. Commission income also generated through this affiliate is included in Other Income.

8.  Deposits

    Deposits consist of the following:
--------------------------------------------------------------------------------
                                                             December 31
--------------------------------------------------------------------------------
                    Type                                  1996          1995
--------------------------------------------------------------------------------
Demand deposits                                       $ 28,316,507  $ 28,672,268
Passbook accounts                                       46,785,620    47,655,329
Certificates of $100,000 or more                        37,722,367    20,235,128
Other certificates                                     205,880,873   194,222,635
--------------------------------------------------------------------------------
                                                      $318,705,367  $290,785,360
================================================================================

                ----------------------------------------------
                       AMERIANA BANCORP AND SUBSIDIARIES
                ----------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------

    Certificates maturing in years ending after December 31, 1996:
--------------------------------------------------------------------------------
1997                                                               $152,226,615
1998                                                                 64,897,300
1999                                                                 12,678,077
2000                                                                  6,316,303
2001                                                                  2,483,337
Thereafter                                                            5,001,608
--------------------------------------------------------------------------------
                                                                   $243,603,240
================================================================================

    Interest paid on deposits approximated interest expense in 1996, 1995 and 1994.

9.  Borrowings

    Borrowings consist of the following:
--------------------------------------------------------------------------------------------
                                                                  December 31
--------------------------------------------------------------------------------------------
                                                       1996                   1995
--------------------------------------------------------------------------------------------
                                                              Weighted              Weighted
                                                              Average               Average
                                                Amount         Rate     Amount       Rate
--------------------------------------------------------------------------------------------
Advances from FHLB:
  Maturities in years ending December 31:
    1996                                                              $ 5,000,000      5.59%
    1997                                      $17,900,000      5.69%    2,000,000      7.10
    2001                                          985,777      6.30            --        --
    2004                                           48,634      8.15        62,889      8.15
    2005                                        4,342,914      6.60     5,940,780      6.47
    2006                                        3,271,278      5.66            --        --
--------------------------------------------------------------------------------------------
                                              $26,548,603      5.86   $13,003,669      6.24
============================================================================================

  Certain advances are secured by first-mortgage loans in an amount equal to at least 150% of the advances. Other advances are secured by mortgage-backed securities or investment securities. Advances are subject to restrictions or penalties in the event of prepayment.

  Interest paid on borrowings was $1,495,037, $274,515 and $12,829 for 1996, 1995 and 1994.

10. Income Taxes

  Significant components of the Company's deferred tax assets and liabilities are as follows:
----------------------------------------------------------------------------------------------------------------------
                                                                                                  December 31
----------------------------------------------------------------------------------------------------------------------
                                                                                            1996               1995
----------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Deferred compensation                                                                   $  52,000          $  97,000
 Deferred loan fees                                                                             --             55,000
 General loan loss reserves                                                                442,000            424,000
 Other                                                                                      98,000             95,000
----------------------------------------------------------------------------------------------------------------------
                                                                                           592,000            671,000
----------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
 FHLB stock dividends                                                                      271,000            252,000
 Tax bad debt reserves                                                                     393,000            417,000
 Purchase accounting adjustments                                                           105,000            118,000
 Deferred loan fees                                                                         30,000                 --
 Other                                                                                      78,000             40,000
----------------------------------------------------------------------------------------------------------------------
                                                                                           877,000            827,000
----------------------------------------------------------------------------------------------------------------------
Net tax liabilities                                                                      $(285,000)         $(156,000)
======================================================================================================================

                 ==============================================
                       AMERIANA BANCORP AND SUBSIDIARIES
                 ----------------------------------------------
                   Notes to Consolidated Financial Statements
                 ==============================================


  The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

-----------------------------------------------------------------------------------------------------------
                                                                                 Year Ended December 31
-----------------------------------------------------------------------------------------------------------
                                                                            1996         1995        1994
-----------------------------------------------------------------------------------------------------------
Statutory federal tax rate                                                 34.0%        34.0%        34.0%
State income taxes, net of federal tax benefit                              4.8          4.6          5.1
Change in valuation allowance                                               --           --          (2.0)
Tax credits                                                                (3.1)         (.5)          --
Other                                                                       (.5)         (.6)         (.5)
-----------------------------------------------------------------------------------------------------------
Effective tax rate                                                         35.2%        37.5%        36.6%
===========================================================================================================

  The provision for income taxes consists of the following:
-----------------------------------------------------------------------------------------------------------
                                                                                Year Ended December 31
-----------------------------------------------------------------------------------------------------------
                                                                           1996         1995         1994
-----------------------------------------------------------------------------------------------------------
Federal:
 Current                                                             $  934,021   $1,327,631   $1,319,267
 Deferred                                                               102,062      252,687      196,857
-----------------------------------------------------------------------------------------------------------
                                                                     $1,036,083    1,580,318    1,516,124
-----------------------------------------------------------------------------------------------------------
State:
 Current                                                                242,416      329,024      442,238
 Deferred                                                                26,845       35,109      (77,125)
-----------------------------------------------------------------------------------------------------------
                                                                        269,261      364,133      365,113
-----------------------------------------------------------------------------------------------------------
                                                                     $1,305,344   $1,944,451   $1,881,237
===========================================================================================================

  The Company paid $1,675,000, $1,606,000 and $2,210,000 of state and federal income taxes in 1996, 1995 and 1994, respectively.

11.  Employee Benefits

  The Company is a participating employer in a multi-employer defined benefit pension plan sponsored by the Financial Institutions Retirement Fund ("FIRF") and a 401(k) plan also administered by FIRF. The plans cover substantially all full-time employees of the Company. Contributions to Ameriana's defined benefit plan have not been required since June 1987 because the plan reached the Internal Revenue Service's full funding limitation. Deer Park's plan requires cash contributions. According to FIRF, plan assets exceeded vested benefits as of June 30, 1996, the date of the most recent actuarial valuation. Pension expense for both plans totaled $41,000, $47,000 and $56,000 in 1996, 1995 and 1994, respectively. The Company's portion of the FIRF plan assets has not been determined.

  Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan, the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain nonincentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights.

  The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 1996, 1995 and 1994. The number of shares and prices have been restated to give effect to the Company's 1996 stock split.

------------------------------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------
                                                     1996                          1995                         1994
------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                      Weighted                      Weighted
                                                         Average                       Average                       Average
                                                         Exercise                      Exercise                      Exercise
             Options                         Shares       Price            Shares       Price            Shares       Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            129,133        $ 8.30         134,366        $ 5.76         187,699         $5.55
Granted                                      48,000         13.78          44,000         13.78              --            --
Exercised                                   (52,233)         5.01         (43,633)         5.43         (53,333)         5.03
Forfeited/expired                                --            --          (5,600)        10.19              --            --
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  124,900         11.75         129,133          8.30         134,366          5.76
==============================================================================================================================
Options exercisable at year end             124,900         11.75         129,133          8.30         125,966          5.51
Weighted average fair value of
 options granted during the year                           $ 2.37                        $ 2.63

               ================================================
                       AMERICANA BANCORP AND SUBSIDIARIES
               ------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               ================================================

     As of December 31, 1996, other information in exercise price ranges for options outstanding and exercisable is as follows:

--------------------------------------------------------------------------------   ------------------------------------
                                 Outstanding                                                   Exercisable
--------------------------------------------------------------------------------   ------------------------------------
                                          Weighted          Weighted Average                              Weighted
Exercise Price          Number            Average               Remaining               Number            Average
    Range             of Shares        Exercise Price       Contractual Life          of Shares        Exercise Price
--------------------------------------------------------------------------------   ------------------------------------
$5.00 - 6.13            28,300            $ 5.41                1.1 years               28,300             $ 5.41
10.38 - 13.78           96,600             13.60                8.9 years               96,600              13.60

     During 1996, 1995 and 1994, shares totaling 2,659, 2,260 and 1,000 were tendered as partial payment for shares exercised.
     There were 112,000 and 43,400 shares under the 1996 Plan and the 1987 Plan available for grant at December 31, 1996.
     The Company's stock option plans are accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. The exercise price of each option was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.
     SFAS No. 123, Stock-Based Compensation, is effective for the Company in 1996. This Statement establishes a fair value based method of accounting for stock-based compensation plans. Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Risk-free interest rates                                                                                  6.0%           6.0%
Dividend yields                                                                                           4.1%           3.7%
Expected volatility factors of market price of common stock                                              15.1%          15.5%
Weighted-average expected life of the options                                                          8 years        8 years

     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        1996
-------------------------------------------------------------------------------------------------------------------------------
Net income                      As reported                                                                          $2,403,505
                                Pro forma                                                                             2,334,805

Earnings per share              As reported                                                                                 .72
                                Pro forma                                                                                   .70

12.  Shareholders' Equity

     In June 1996, the Company's Board of Directors approved a one-year stock repurchase program to acquire up to 10% of the Company's outstanding common stock, or approximately 330,000 shares, at a cumulative cost not to exceed $4,500,000. Through December 31, 1996, the Company acquired 41,378 shares at an aggregate cost of $562,349 under this program. In 1995, the Company's Board of Directors had also approved a one-year stock repurchase program to acquire up to 10% of the Company's outstanding common stock, or approximately 346,667 shares, at a cumulative cost not to exceed $4,500,000, and 247,982 shares at an aggregate cost of $3,401,849 were acquired by the Company under this program in 1996. During 1994, a previous stock repurchase plan was initiated, and the Company acquired 109,000 shares at an aggregate cost of $1,215,900 during 1995 and 1994. In addition, the Company retired 98 shares at a cost of $1,346 in 1996 in connection with its 1996 stock split and 103 shares at a cost of $1,090 in 1994 in connection with its 1993 stock split. Share amounts are restated for the 1996 stock split.
     The payment of dividends by the Company depends substantially upon receipt of dividends from Ameriana and Deer Park, which are subject to various regulatory restrictions on the payment of dividends. Under regulations of the Office of Thrift Supervision ("OTS"), Ameriana and Deer Park may not declare or pay a cash dividend or repurchase any of their capital stock if the effect thereof would cause the net worth of those entities to be reduced below regulatory capital requirements or the amount required for their liquidation accounts. Prior notice of any dividend is required to be given to the OTS.
     OTS regulations provide additional limitations on the extent to which a savings institution may pay cash dividends or repurchase stock. The extent to which such cash distributions are limited will depend upon which of

               ================================================
                       AMERICANA BANCORP AND SUBSIDIARIES
               ------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               ================================================


three categories (categories based upon capital levels) is applicable for the savings institution. Ameriana and Deer Park are currently "tier one institutions" and, therefore, are able to make cash distributions to the Company during any calendar year up to 100% of their net income during that calendar year plus the amount that would reduce by one-half their surplus capital (capital in excess of Ameriana's and Deer Park's regulatory capital requirements) at the beginning of the calendar year. Under these regulations, the maximum permissible dividends at December 31, 1996, that Ameriana and Deer Park could pay are $11.7 million and $1.3 million, respectively. Net worth of Ameriana and Deer Park at December 31, 1996, was $36.6 million and $5.3 million, respectively.

13.  Regulatory Capital and Insurance Fund Assessment

     Ameriana and Deer Park are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the thrifts must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     At December 31, 1996, Ameriana and Deer Park met all capital adequacy requirements to which they are subject, and the most recent notification from the regulatory agency categorized them as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Ameriana and Deer Park must maintain a minimum total risk-based capital, core capital to adjusted tangible assets and core capital to adjusted total assets of 10.0%, 6.0% and 5.0%, respectively. There have been no conditions or events since that notification that management believes have changed this categorization.

  Actual and required capital amounts and ratios are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                         December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                      Ameriana                                       Deer Park
-----------------------------------------------------------------------------------------------------------------------------------
                                  Required For Adequate                            Required For Adequate
                                       Capital (1)           Actual Capital             Capital (1)          Actual Capital
-----------------------------------------------------------------------------------------------------------------------------------
                                   Ratio       Amount      Ratio       Amount       Ratio       Amount      Ratio       Amount
-----------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital (1)
  (to risk-weighted assets)        8.0%     $14,482,000    20.0%     $36,237,000    8.0%       $2,743,000   16.0%     $5,475,000
Core capital (1)
  (to adjusted tangible assets)    3.0        9,715,000    11.1       35,828,000    3.0         2,176,000    7.3       5,295,000
Core capital (1)
  (to adjusted total assets)       3.0        9,737,000    11.0       35,828,000    3.0         2,178,000    7.3       5,295,000

(1) As defined by regulatory agencies

     Tangible capital at December 31, 1996, for Ameriana and Deer Park was $35,828,000 and $5,295,000, which amounts were 11.1% and 7.3% of tangible assets and exceeded the required ratio of 1.5%.
     The Company has qualified under provisions of the Internal Revenue Code which permit the Company to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained earnings at December 31, 1996, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.
     The deposits of the Company's thrift subsidiaries are presently insured by the Savings Association Insurance Fund (the "SAIF"). A recapitalization plan for the SAIF was signed into law on September 30, 1996, which provided for a special assessment on all SAIF-insured institutions to enable the SAIF to achieve its required level of reserves. The assessment of .0657% was effected based on deposits as of March 31, 1995. The Company's special assessment totaled approximately $1,879,000, before taxes, and was charged against current-year income.

               ================================================
                       AMERIANA BANCORP AND SUBSIDIARIES
               ------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               ================================================

14.  Fair Value of Financial Instruments

     Fair value disclosures of financial instruments are made to comply with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be compared to independent markets and, further, may not be realizable in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

  The following table presents the estimates of fair value of financial instruments (in thousands):

-----------------------------------------------------------------------------------------------------------------------------
                                                                                      December 31
-----------------------------------------------------------------------------------------------------------------------------
                                                                         1996                                1995
-----------------------------------------------------------------------------------------------------------------------------
                                                              Carrying           Fair             Carrying          Fair
                                                               Value             Value             Value            Value
-----------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash and cash equivalents                                  $  4,939          $  4,939          $  4,475         $  4,475
   Interest-bearing deposits                                     4,005             4,005             5,069            5,069
   Investment securities held to maturity                       50,744            49,794            22,600           22,792
   Mortgage-backed securities held to maturity                  38,542            38,710            45,014           45,412
   Loans receivable                                            282,601           285,476           265,993          271,235
   Interest receivable                                           1,873             1,873             2,097            2,097
   Stock in FHLB                                                 3,312             3,312             2,985            2,985

Liabilities:
   Deposits                                                    318,705           319,207           290,785          293,130
   FHLB advances                                                26,549            26,431            13,004           13,004
   Interest payable                                                506               506               367              367
   Drafts payable                                                4,558             4,558             2,522            2,522
   Advances by borrowers for taxes and insurance                   952               952             1,024            1,024

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash, Interest-Bearing Deposits and Stock in Federal Home Loan Bank: The carrying amounts reported in the consolidated statements of condition for cash on hand and in other institutions, interest-bearing deposits and stock in Federal Home Loan Bank approximate those assets' fair values.

     Investment and Mortgage-Backed Securities: Fair values are based on quoted market prices.

     Loans Receivable: The fair values for loans receivable are estimated using a discounted cash flow calculation that applies interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

     Interest Receivable/Payable: The fair value of accrued interest receivable/payable approximates carrying values.

     Deposits: The fair values of interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits. SFAS No. 107 does not allow for inclusion of a core deposit intangible component in the fair value estimate, and although it would be impractical from a cost-benefit standpoint to estimate that value, the Company realizes that the dollar amount could be significant.

     Federal Home Loan Bank Advances: The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current Federal Home Loan Bank advance rates for periods comparable to the remaining terms to maturity of these advances.

     Drafts Payable and Advances by Borrowers for Taxes and Insurance: The fair value approximates carrying value.

        =============================================================
                       AMERIANA BANCORP AND SUBSIDIARIES
        -------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        =============================================================

15.  Parent Company Financial Information

     The following are condensed financial statements for the parent company, Ameriana Bancorp, only:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 December 31
-----------------------------------------------------------------------------------------------------------------------------------
Statements of Condition                                                                                       1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash                                                                                                   $       881   $       817
   Advances to subsidiaries                                                                                 2,197,000     4,855,000
   Investment in thrift subsidiaries                                                                       41,904,334    42,527,724
   Investments in other subsidiaries and affiliates                                                         1,472,268     1,570,786
   Other assets                                                                                                53,570         3,752
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $45,628,053   $48,958,079
===================================================================================================================================
Liabilities and shareholders' equity:
   Note payable to subsidiary, net of discount                                                            $ 1,260,476   $ 1,438,536
   Miscellaneous liabilities                                                                                  422,786       404,854
   Shareholders' equity                                                                                    43,944,791    47,114,689
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $45,628,053   $48,958,079
===================================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------
Statements of Income                                                                            1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Dividends from thrift subsidiaries                                                          $ 3,300,000   $ 4,500,000   $ 3,000,000
Interest income                                                                                 160,361       162,594       110,249
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              3,460,361     4,662,594     3,110,249
Operating expense                                                                               622,536       507,081       651,888
-----------------------------------------------------------------------------------------------------------------------------------
   Income before income tax credit and equity in
     undistributed income of subsidiaries                                                     2,837,825     4,155,513     2,458,361
Income tax credit                                                                               409,528       199,465       220,378
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              3,247,353     4,354,978     2,678,739
Equity in undistributed income of subsidiaries
   (distributions in excess of equity in income)                                               (843,848)   (1,117,607)    2,032,855
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $2,403,505   $ 3,237,371   $ 4,711,594
===================================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------
Statements of Cash Flows                                                                        1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Net income                                                                               $ 2,403,505   $ 3,237,371   $ 4,711,594
   Adjustments to reconcile net income to net cash
        provided by operating activities:
     Equity in undistributed income of subsidiaries and affiliates                              843,848     1,117,607    (2,032,855)

     Decrease (increase) in other assets                                                        (49,818)       21,252       145,114
     Decrease in miscellaneous liabilities                                                      (25,537)     (148,975)      (94,240)

-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                                3,171,998     4,227,255     2,729,613
-----------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Advances to subsidiaries                                                                          --    (1,809,000)     (534,000)

   Repayment of advances to subsidiaries                                                      2,658,000            --            --
   Investment in unconsolidated affiliate                                                            --      (100,000)           --
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by investing activities                                         2,658,000    (1,909,000)     (534,000)

-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
   Repayment of note payable to subsidiary                                                     (300,000)           --            --
   Cash dividends paid                                                                       (1,837,091)   (2,291,261)   (1,595,703)

   Purchase of common stock                                                                  (3,965,544)     (297,587)     (919,403)

   Proceeds from exercise of stock options                                                      272,701       271,212       319,073
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash used by financing activities                                                   (5,829,934)   (2,317,636)   (2,196,033)

-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                          64           619          (420)

Cash at beginning of year                                                                           817           198           618
-----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                         $       881   $       817   $       198
===================================================================================================================================

        =============================================================
                       AMERIANA BANCORP AND SUBSIDIARIES
        -------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        =============================================================

16. Quarterly Data (Unaudited)

    Summarized quarterly financial data for 1996 and 1995 is as follows (dollars in thousands, except for per share data):
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           First           Second           Third         Fourth
                                                                          Quarter          Quarter         Quarter        Quarter
-----------------------------------------------------------------------------------------------------------------------------------
1996
   Total interest income                                                   $6,895          $7,029          $7,288          $7,355
   Total interest expense                                                   3,989           4,113           4,281           4,322
   Net interest income                                                      2,906           2,916           3,007           3,033
   Provision for loan losses                                                   18              21              24               3
   Net income (loss)                                                          900             842            (234)            896
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings (loss) per share                                                  .26             .25            (.07)            .27
-----------------------------------------------------------------------------------------------------------------------------------
   Dividends declared per share                                               .14             .14             .14             .15
-----------------------------------------------------------------------------------------------------------------------------------
   Stock price range:
     High                                                                   14.44           14.25           15.50           16.25
     Low                                                                    13.31           12.88           13.25           14.00
-----------------------------------------------------------------------------------------------------------------------------------
1995
   Total interest income                                                   $6,042          $6,419          $6,575          $6,572
   Total interest expense                                                   3,180           3,565           3,800           3,823
   Net interest income                                                      2,862           2,854           2,775           2,749
   Provision for loan losses                                                   78              31               5               3
   Net income                                                                 806             781             843             807
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings per share                                                         .23             .22             .24             .23
-----------------------------------------------------------------------------------------------------------------------------------
   Dividends declared per share                                               .11             .11             .13             .13
-----------------------------------------------------------------------------------------------------------------------------------
   Stock price range:
     High                                                                   12.00           12.19           13.50           14.63
     Low                                                                    11.06           11.06           11.44           13.31
===================================================================================================================================

        =============================================================
                       AMERIANA BANCORP AND SUBSIDIARIES
        -------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
        =============================================================


To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana

  We have audited the consolidated statements of condition of Ameriana Bancorp and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Geo. S. Olive & Co. LLC

Indianapolis, Indiana
February 7, 1997