Form 10-K405, Exhibit 13
period 1997-12-31
AMERIANA BANCORP
filed 1998-03-31
CIK 855574

                            SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------------------------------------
                                                          (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------------
                                                                          At December 31
--------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL CONDITION                        1997       1996          1995          1994       1993
--------------------------------------------------------------------------------------------------------------
 Cash                                               $  5,066   $  4,939         $  4,474   $  5,513   $  4,034
 Interest-bearing deposits and investment
  securities                                          45,537     54,749           27,669     11,303     22,016
 Loans and mortgage-backed securities                324,386    321,142          311,007    307,496    288,625
 Other assets                                         15,879     15,925           13,663     11,042     11,168
--------------------------------------------------------------------------------------------------------------
 Total assets                                       $390,868   $396,755         $356,813   $335,354   $325,843
==============================================================================================================

--------------------------------------------------------------------------------------------------------------
 Deposits                                           $322,217   $318,705         $290,785   $277,439   $276,811
 Other liabilities                                    24,216     34,105           18,913     12,325      5,301
--------------------------------------------------------------------------------------------------------------
 Total liabilities                                   346,433    352,810          309,698    289,764    282,112
--------------------------------------------------------------------------------------------------------------
 Shareholders' equity                                 44,435     43,945           47,115     45,590     43,731
--------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity         $390,868   $396,755         $356,813   $335,354   $325,843
==============================================================================================================

--------------------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31
--------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS                                     1997       1996             1995       1994       1993
--------------------------------------------------------------------------------------------------------------
 Interest income                                    $ 29,332   $ 28,567         $ 25,608   $ 21,877   $ 22,515
 Interest expense                                     17,345     16,705           14,368     10,647     11,290
--------------------------------------------------------------------------------------------------------------
 Net interest income                                  11,987     11,862           11,240     11,230     11,225
 Provision for loan losses                               242         66              117        181        324
 Other income                                          2,864      2,433            2,214      2,589      2,548
 Other expense                                         8,985     10,520            8,155      8,495      7,632
--------------------------------------------------------------------------------------------------------------
                                                       5,624      3,709            5,182      5,143      5,817
 Income taxes                                          1,992      1,305            1,945      1,881      2,257
--------------------------------------------------------------------------------------------------------------
 Income from continuing operations                     3,632      2,404            3,237      3,262      3,560
 Income from discontinued operations                       -          -                -      1,450          -
 Income from change in accounting principle                -          -                -          -        127
--------------------------------------------------------------------------------------------------------------
 NET INCOME                                         $  3,632   $  2,404         $  3,237   $  4,712   $  3,687
==============================================================================================================
 Basic earnings per share (1):
  Income from continuing operations                 $   1.12   $    .72         $    .92   $    .92   $   1.01
  Income from discontinued operations                      -          -                -        .41          -
  Income from change in accounting principle               -          -                -          -        .04
--------------------------------------------------------------------------------------------------------------
  BASIC EARNINGS PER SHARE                          $   1.12   $    .72         $    .92   $   1.33   $   1.05
==============================================================================================================
 Diluted earnings per share (1):
  Income from continuing operations                 $   1.11   $    .71         $    .91   $    .90   $    .98
  Income from discontinued operations                      -          -                -        .40          -
  Income from change in accounting principle               -          -                -          -        .04
--------------------------------------------------------------------------------------------------------------
  Diluted earnings per share                        $   1.11   $    .71         $    .91   $   1.30   $   1.02
--------------------------------------------------------------------------------------------------------------
 DIVIDENDS DECLARED PER SHARE (1)                   $    .62   $    .57         $    .48   $    .64   $    .41
==============================================================================================================
 BOOK VALUE PER SHARE (1)                           $  13.74   $  13.35         $  13.34   $  12.97   $  12.33
==============================================================================================================

--------------------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31
--------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA                                     1997       1996             1995       1994       1993
--------------------------------------------------------------------------------------------------------------
 Return on average assets                                .92%       .62%             .93%      1.43%      1.14%
 Return on average equity                               8.28       5.39             7.00      10.59       8.67
 Ratio of average equity to average assets             11.06      11.41            13.22      13.54      13.12
 Dividend payout ratio (2)                                55%        78%              52%        49%        40%
 Number of full-service offices:
  Ameriana Savings Bank, FSB                               7          6                6          6          5
  Deer Park Federal Savings and Loan Association           1          1                2          2          2
--------------------------------------------------------------------------------------------------------------

(1) Restated to reflect three-for-two stock split declared in 1993 and four-for-three stock split declared in 1996.
(2)  Based on income from continuing operations and excluding special dividends.

                                     *****
                     Management's Discussion and Analysis


General

     Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Savings Bank, F.S.B. ("Ameriana"). In 1990, the Company acquired all of Ameriana's common stock in connection with Ameriana's reorganization into the holding company form of ownership. In 1992, the Company acquired Deer Park Federal Savings and Loan Association ("Deer Park"). Collectively, Ameriana and Deer Park are referred to as the "Institutions" in this discussion and analysis. In 1995, the Company purchased a minority interest in a limited partnership organized to acquire and manage real estate investments which qualify for federal tax credits.

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

     Management believes that interest rate risk, i.e., the sensitivity of income and net asset values to changes in interest rates, is one of the most significant determinants of the Company's ability to generate future earnings. Accordingly, the Company has implemented a long-range plan intended to minimize the effect of changes in interest rates on operations. The asset and liability management policies of the Company are designed to stabilize long-term net interest income by managing the repricing terms, rates and relative amounts of interest-earning assets and interest-bearing liabilities. The Company's percentage of fixed-rate to adjustable-rate mortgage loans and short-term balloon loans has maintained a relatively consistent percentage over the last several years with fixed-rate loans becoming a lower percentage. The mix of fixed-rate to adjustable-rate and short-term balloon loans has continued to decline over the last several years with 1997 being 23% to 62%, 1996 being 26% to 60%, 1995 being 24% to 64% and 1994 being 24% to 69%. This emphasis on adjustable-rate loans is also affected by the interest rate cycle. As rates decline to the bottom of recent historical rates, fixed-rate loans become more advantageous to the consumer and the Company makes more fixed-rate mortgage loans. These fixed-rate loans are then sold into the secondary market with the Company retaining servicing rights. The Company sold $29,862,000 of fixed-rate loans in 1997 compared with $18,359,000 in 1996 and $11,180,000 in 1995.
The Company also continues to emphasize automobile and other consumer loans as part of its strategic plan of shortening loan maturities. Competitive rates in the market place have resulted in these consumer loans decreasing by $4,214,000 at December 31, 1997, from a year ago. Although a concentration in adjustable-rate and consumer loans may increase credit risk, the Company has not experienced a significantly higher default ratio on this loan portfolio as compared with its fixed-rate mortgage loan portfolio.

     The Company's primary goal in the management of its liabilities is to maintain the stability of deposit accounts. During the year ended December 31, 1997, the Company offered special rates on selected certificate accounts with maturities approximating the expected duration or repricing frequency of its current loan originations. In addition, the Company continued purchasing negotiated-rate certificates primarily from local and county governmental entities. The Company has been able to control its liability needs and deposits increased $3,512,000 at December 31, 1997, over December 31, 1996, and borrowings from the Federal Home Loan Bank were reduced by 40% to $16,016,000 at December 31, 1997, from $26,549,000 at December 31, 1996. The Company continues to experience competitive forces on its deposits from other institutions in the marketplace, but the Company was able to compete with these investing alternatives by providing additional investment choices for its customers through its securities brokerage and insurance products.

     The Company has continued to increase the level of non-interest-sensitive fee income producing assets. These activities include an equity interest in a life insurance company, a full-service general lines property and casualty insurance agency, a title insurance company and a brokerage service.

     As noted above, loans sold increased during 1997 over 1996, but servicing of sold loans decreased to $117,000,000 from $145,000,000, respectively, due to normal loan reductions and sales and purchases of servicing rights. The Bank sold $53,692,000 of loan servicing rights for a gain of $96,410 during November 1997. The Bank also purchased $25,941,000 of loan servicing rights in October 1997.

Interest Sensitivity

     The following table presents the Company's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at December 31, 1997. This table assumes no prepayments of loans, no early redemption of

                                     *****
                     Management's Discussion and Analysis


securities at call dates, no early withdrawals of certificates of deposit and no extension of deposit account sensitivity relating to core deposit stability.


-----------------------------------------------------------------------------------------------------------------------------
                                                    (Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                    6            6                                                         More
                                 Months       Months      l to 3      3 to 5      5 to 10    l0 to 20      than
                                or Less      to l Year    Years        Years       Years       Years     20 Years      Total
-----------------------------------------------------------------------------------------------------------------------------
Rate Sensitive Assets:
-----------------------------------------------------------------------------------------------------------------------------
   Balloon and adjustable-
      rate loans (1)           $  105,179    $ 42,147   $  29,887    $ 11,755    $  16,679   $     --    $     --   $ 205,647
   Fixed-rate loans (1)             5,770         332       1,196       3,541       15,350      33,774      16,034     75,997
   Other loans                     12,728         455       9,445      21,897        3,633         670         --      48,828
   Other investments (2)           18,555         200      10,000       1,600          199      18,395         --      48,949
-----------------------------------------------------------------------------------------------------------------------------
   Total                          142,232      43,134      50,528      38,793       35,861      52,839      16,034    379,421
-----------------------------------------------------------------------------------------------------------------------------
Rate Sensitive Liabilities:
-----------------------------------------------------------------------------------------------------------------------------
   Deposits:
      Certificate accounts        121,978      48,383      68,634       4,702        3,810         --          --     247,507
      Money market
           deposit accounts         8,385         --          --          --           --          --          --       8,385
      Passbook accounts            44,715         --          --          --           --          --          --      44,715
      NOW accounts                 21,610         --          --          --           --          --          --      21,610
-----------------------------------------------------------------------------------------------------------------------------
      Total Deposits              196,688      48,383      68,634       4,702        3,810         --          --     322,217
   FHLB advances                    8,600         --          --          809        6,607         --          --      16,016
-----------------------------------------------------------------------------------------------------------------------------
   Total                          205,288      48,383      68,634       5,511       10,417         --          --     338,233
-----------------------------------------------------------------------------------------------------------------------------
Asset/liability gap            $  (63,056)   $ (5,249)  $ (18,106)   $ 33,282    $  25,444   $  52,839   $  16,034  $  41,188
-----------------------------------------------------------------------------------------------------------------------------
Additional Gap Information:
-----------------------------------------------------------------------------------------------------------------------------
   Gap as a percentage
      of total assets              (16.13)%     (1.34)%     (4.63)%      8.51%       6.51%      13.52%       4.10%
   Cumulative gap              $  (63,056)  $ (68,305)  $ (86,411)  $ (53,129)  $  (27,685)   $ 25,154   $  41,188
   Cumulative gap as
      a percentage of
      total assets                 (16.13)%    (17.48)%    (22.11)%    (13.59)%      (7.08)%      6.44%      10.54%
-----------------------------------------------------------------------------------------------------------------------------

(1) Includes mortgage loans and mortgage-backed securities. Amounts are stated without reductions of $6.083 million for deferred fees, unearned income, undisbursed loan proceeds and allowance for loan losses.

(2) Includes investment securities, interest-bearing deposits and stock in Federal Home Loan Bank.

Interest Rate Risk

     Ameriana and Deer Park are subject to interest rate risk to the degree that their interest-bearing liabilities, primarily deposits, mature or reprice at different rates than their interest-earning assets. Although having liabilities that mature or reprice less frequently on average than assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors.

     It is important to Ameriana and Deer Park to manage the relationship between interest rates and the effect on their net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Assets and liabilities are managed within the context of the marketplace, regulatory limitations and within its limits on the amount of change in NPV, which is acceptable given certain interest rate changes.

     The Office of Thrift Supervision ("OTS") issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not

                                     *****
                     Management's Discussion and Analysis


required to file OTS Schedule CMR, but may do so voluntarily. Ameriana, with assets over $300 million, is required to file the schedule. As Deer Park does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

     Presented below, as of December 31, 1997, is an analysis performed by the OTS of Deer Park's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At December 31, 1997, 2% of the present value of Deer Park's assets was approximately $1.5 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.9 million at December 31, 1997, Deer Park would have been required to make a deduction of approximately $200 thousand from its total capital available to calculate its risk based capital requirement if it had been subject to the OTS's reporting requirements under this methodology.

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    NPV as Percent of
                                               Net Portfolio Value                               Present Value of Assets
---------------------------------------------------------------------------------------------------------------------------
 Change                        Dollar                Dollar               Percent
 in Rates                      Amount                Change               Change               NPVRatio              Change
---------------------------------------------------------------------------------------------------------------------------
                                                       (Dollars in Thousands)
 +400  bp*                    $2,524                $-4,786                -65%                 3.59%               -591 bp
 +300  bp                      4,013                 -3,298                -45%                 5.55%               -395 bp
 +200  bp                      5,392                 -1,918                -26%                 7.28%               -222 bp
 +100  bp                      6,549                   -762                -10%                 8.65%                -85 bp
    0  bp                      7,310                                                            9.50%
 -100  bp                      7,648                    338                 +5%                 9.82%                +33 bp
 -200  bp                      7,658                    348                 +5%                 9.76%                +27 bp
 -300  bp                      7,691                    381                 +5%                 9.73%                +23 bp
 -400  bp                      7,986                    676                 +9%                 9.99%                +50 bp

* basis points

     Also presented below, as of December 31, 1997, is an analysis, performed by the OTS, of Ameriana's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At December 31, 1997, 2% of the present value of Ameriana's assets was approximately $6.5 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.6 million at December 31, 1997, Ameriana would not have been required to make a deduction from its total capital available to calculate its risk based capital requirement.

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    NPV as Percent of
                                               Net Portfolio Value                               Present Value of Assets
---------------------------------------------------------------------------------------------------------------------------
 Change                       Dollar                 Dollar               Percent
 in Rates                     Amount                 Change               Change               NPVRatio              Change
---------------------------------------------------------------------------------------------------------------------------
                                                    (Dollars in Thousands)
+400 bp*                     $28,061               $-14,699                -34%                 9.28%               -392 bp
+300 bp                       32,907                 -9,854                -23%                10.66%               -254 bp
+200 bp                       37,143                 -5,617                -13%                11.80%               -140 bp
+100 bp                       40,513                 -2,248                 -5%                12.67%                -53 bp
   0 bp                       42,761                                                           13.20%
-100 bp                       44,258                  1,497                 +4%                13.52%                +32 bp
-200 bp                       45,743                  2,982                 +7%                13.82%                +63 bp
-300 bp                       47,740                  4,980                +12%                14.25%               +105 bp
-400 bp                       50,652                  7,892                +18%                14.90%               +170 bp

* basis points

                                     *****
                     Management's Discussion and Analysis


     As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

Yields Earned and Rates Paid

     The following tables set forth the weighted average yields earned on the Company's assets and the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

---------------------------------------------------------------------------------------------------------------------------
                                                                                                  Year Ended December 31
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Yield:                                                                         1997        1996       l995
---------------------------------------------------------------------------------------------------------------------------
     Loans and mortgage-backed securities                                                       7.86%       7.82%      7.70%
     Other interest-earning assets                                                              6.90        6.61       6.82
     All interest-earning assets                                                                7.72        7.64       7.64
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Cost:
---------------------------------------------------------------------------------------------------------------------------
     Deposits                                                                                   4.95        4.89       4.82
     Federal Home Loan Bank advances                                                            6.22        5.86       6.31
     All interest-bearing liabilities                                                           5.02        4.96       4.84
---------------------------------------------------------------------------------------------------------------------------
Interest Rate Spread (spread between weighted average yield on all
     interest-earning assets and all interest-bearing liabilities)                              2.70        2.68       2.80
---------------------------------------------------------------------------------------------------------------------------
Net Yield (net interest income as a percentage of average
     interest-earning assets)                                                                   3.16        3.17       3.35
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      At December 31
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Interest Rates:                                                                1997        1996       l995
---------------------------------------------------------------------------------------------------------------------------
     Loans and mortgage-backed securities                                                       7.95%       7.92%      7.93%
     Other interest-earning assets                                                              6.56        6.92       6.37
     Total interest-earning assets                                                              7.77        7.77       7.79
     Deposits                                                                                   4.93        4.93       5.00
     Federal Home Loan Bank advances                                                            6.04        5.83       6.23
     Total interest-bearing liabilities                                                         4.99        5.00       5.06
     Interest rate spread                                                                       2.78        2.77       2.73
---------------------------------------------------------------------------------------------------------------------------

Rate/Volume Analysis

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (l) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by old volume). No material amounts of loan fees or out-of-period interest is included in the table. Dollars are in thousands.

                                     *****
                     Management's Discussion and Analysis


-----------------------------------------------------------------------------------------------------------------------------
                                                                             Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------
                                                            l997 vs. l996                            l996 vs. l995
-----------------------------------------------------------------------------------------------------------------------------
                                                         INCREASE(DECREASE)                       Increase(Decrease)
                                                          DUE TO CHANGE IN                         Due to Change in
-----------------------------------------------------------------------------------------------------------------------------
                                                                              NET                                       Net
                                                VOLUME          RATE         CHANGE        Volume         Rate        Change
-----------------------------------------------------------------------------------------------------------------------------
Interest Income:
   Loans and mortgage-backed securities        $    458         $ 154        $   612      $    344        $ 382       $   726
   Other interest-earning assets                     (2)          155            153         2,277          (43)        2,234
-----------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets               $    456         $ 309        $   765      $  2,621        $ 339       $ 2,960
-----------------------------------------------------------------------------------------------------------------------------
Interest Expense:
   Deposits                                    $    738         $ 193        $   931      $    903        $ 202       $ 1,105
   FHLB advances                                   (381)           90           (291)        1,254          (22)        1,232
-----------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities          $    357         $ 283        $   640      $  2,157        $ 180       $ 2,337
=============================================================================================================================

Results of Operations

     Net Interest Income: The Company's loan and mortgage-backed securities portfolio increased 1.0% to $324,386,000 at December 31, 1997, from $321,142,000 at December 31, 1996. This portfolio had increased 3.3% at December 31, 1996, from $311,007,000 at December 31, 1995. The mortgage-backed securities were purchased in past years when investable funds exceeded demand for mortgage loans in the Company's market area.

     Loan originations were $121,949,000 in 1997 compared with $118,453,000 in 1996 and $82,000,000 in 1995. The $3,496,000 increase in 1997 over 1996 was composed of increases of $7,722,000 in construction loans and $3,713,000 in consumer loans and decreases of loan originations on existing property and loans refinanced of $3,607,000 and $4,332,000, respectively. The $36,453,000 increase in loans in 1996 over 1995 were increases of $2,269,000 in construction loans, $14,382,000 in loans on existing property, $25,296,000 on loans refinanced and a decrease of $5,494,000 in consumer loans. Fixed-rate mortgage loans in the amount of $29,862,000, $18,359,000 and $11,180,000 were originated and sold into the secondary market during 1997, 1996 and 1995, respectively.

     No purchases of mortgage-backed securities were made in 1997 as all of the Company's investable funds were used in loan originations. During 1996 and 1995, the Company purchased $2,532,000 and $4,964,000, respectively, in mortgage-backed securities. All purchases have been in the form of 15-year fixed-rate government agency insured securities.

     Average interest-earning assets increased $5,819,0000 or 1.56% to $379,743,000 in 1997 from $373,924,000 in 1996. The increase was in average loans while average mortgage-backed securities decreased and short-term investments and other interest-earning assets remained the same. Average interest-bearing assets increased $38,858,000 or 11.6% in 1996 over $335,066,000 in 1995. The increase was in average loans and short-term investments while mortgage-backed securities decreased. The Institutions took advantage of borrowings from the Federal Home Loan Bank and leveraged the assets in both 1997 and 1996. These borrowed funds were used to acquire government backed bonds at a spread to the cost of borrowed funds.

     The average yield on the Company's total interest-earning assets was 7.72% in 1997 and 7.64% in both 1996 and 1995. Total interest income was $29,332,000, $28,567,000 and $25,608,000 for 1997, 1996 and 1995, respectively. The $766,000 increase in interest income in 1997 was $456,000 related to volume increases and $309,000 related to rate increases while the $2,960,000 increase in 1996 was $2,621,000 related to volume increases and $339,000 related to rate increases.

     Average interest-bearing liabilities increased $8,757,000 or 2.60% to $345,321,000 in 1997 from $336,564,000 in 1996. The increase was in average deposits offset by a $6,196,000 or 23.84% decrease in Federal Home Loan Bank borrowings. Average interest-bearing liabilities increased $39,911,000 or 13.45% in 1996 over $296,653,000 in 1995. The increase was in both deposits and Federal Home Loan Bank borrowings.

     The average cost on the Company's total interest-bearing liabilities was 5.02% in 1997, 4.96% in 1996 and 4.84% in l995. Total interest expense was $17,345,000, $16,705,000 and $14,368,000 for 1997, 1996 and 1995, respectively.
The $640,000 increase in interest expense in 1997 was due to volume increases of $357,000 and rate increases of $283,000 while the $2,337,000 increase in 1996 was due to volume increases of $2,157,000 and rate increases of $180,000.

     The net interest spread, which is the mathematical difference between the yield on average interest-bearing assets and cost of interest-bearing liabilities, was 2.70% in 1997, 2.68% in 1996 and 2.80% in 1995. The net yield, which is interest income as percent of average earning assets, was 3.16% in 1997, 3.17% in 1996 and 3.35% in 1995.

                                     *****
                     Management's Discussion and Analysis


     Provision for Loan Losses: The provision for loan losses was $242,000 in 1997, $66,000 in 1996 and $117,000 in l995. The provision is the expense that is added to the allowance for loan losses for possible future charge-offs. The allowance for loan loss was .40% of net loans at December 31, 1997, and represents management's best estimate of possible charge-offs in the loan portfolio. Loan charge-offs have historically been less than the annual provision for loan losses. Non-performing assets (e.g. real estate owned, non-accrual loans and loans 90 days or more past due) were $1,162,000, $1,137,000 and $1,474,000 at December 31, 1997, 1996 and 1995, respectively. The
Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles.

     Other Income: Other income was $2,864,000, $2,433,000 and $2,214,000 for
1997, 1996 and 1995, respectively. The increase in 1997 over 1996 was due mainly to increased gains on sale of loans to the secondary market and to a gain on the sale of servicing rights. Other income also increased because of a gain on the sale of land. The land had been purchased for a branch sight and the excess land was sold at a gain of $57,000. The increase in 1996 from 1995 was attributable to increased volume in insurance and brokerage commissions and gains on the sale of loans. Other income in 1995 included $117,000 for a gain from the sale of an office building. Operating losses associated with the limited partnership amounted to $164,000 in 1997 compared with $152,000 in 1996 and $13,000 in 1995.

     Other Expense: Operating expenses were $8,985,000, $10,520,000 and $8,155,000 for 1997, 1996 and 1995, respectively. The decrease in 1997 was due to the lack of the one time special Savings Association Insurance Fund ("SAIF") assessment and to the lower federal insurance premiums instituted after the special assessment which both totaled $2,335,000 less in 1997 compared to 1996. Salary and employee benefits and net occupancy expense increased due to the opening of a new branch in Avon. The increase in 1996 reflected the special SAIF assessment amounting to $1,879,000. In addition, compensation and occupancy expense increases, amounting to $126,000 and $111,000, respectively, were in large part a result of the Company's higher levels of loan originations, brokerage commissions and establishing its market presence in the Indianapolis market in anticipation of its branch opening in January 1997.

     Income Tax Expense: Income tax expense increased to $1,992,000 for 1997 from $1,305,000 for 1996 and $1,944,000 for 1995. The effective tax rate has remained consistent at 35.4% and 35.2% for 1997 and 1996, respectively, and the increase in expense in 1997 is due to increased pretax net income. The effective tax rate in 1995 was 37.5% and is higher because of the lower tax credits. The federal tax credits are associated with the operating losses of the Company's limited partnership investment, which were $183,000 in 1997, $115,000 in 1996 and $25,000 in 1995.

Liquidity and Capital Resources

     The Institutions are required by regulation to maintain liquidity ratios at certain minimum levels. The regulations specify the types of assets that qualify for liquidity, which generally include cash, federal funds sold, certificates of deposit and qualifying types of United States Treasury and agency securities and other investments not pledged as collateral. Such investments serve as a source of funds upon which the Institutions may rely to meet deposit withdrawals and other short-term needs. The required level of such liquidity is calculated on a "liquidity base" consisting of net withdrawable accounts plus borrowings due within one year or less. Presently, the Institutions are required to maintain liquid assets as described above of at least 4% of their liquidity base.

     Liquidity ratios at December 31, 1997, l996 and l995 were 11.7%, 11.8% and 13.7%, respectively, for Ameriana and 6.6%, 4.7% and 4.9%, respectively, for Deer Park. The Institutions have exceeded their monthly average liquidity requirement for all periods presented.

     Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of liquid funds. In addition, the Company has the ability to obtain funds through the sale of new mortgage loans and through borrowings from the Federal Home Loan Bank system.

     At December 31, 1997, the Company's commitments for loans in process totaled $8,600,000. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs. A good portion of these commitments are for fixed-rate mortgage loans which will be sold immediately into the secondary market.

     On February 26, 1996, the Board of Directors declared a four-for-three stock split of the common stock outstanding at the close of business on March 15, 1996. In addition, the Company adopted the 1996 Stock Option Plan, which provides for the granting of incentive and non-qualified stock options. The plan reserved 160,000 shares of the Company's common stock for issuance in connection with the exercise of options granted. Options for 29,853, 52,233 and 43,633 shares were exercised in 1997, 1996 and 1995, respectively. See note 11 to the consolidated financial statements for option activity and the pro forma effect on net income.

     In June 1997, the Company's Board of Directors approved a one-year repurchase program to acquire up to 10% of the Company's outstanding common stock, approximately 300,000 shares, at a cumulative cost not to exceed

                                     *****
                     Management's Discussion and Analysis


$5,000,000. No shares were repurchased under this program in 1997. In 1997, 1996 and 1995, the Company repurchased 83,205, 234,825, and 26,000 shares, respectively, under previous repurchase programs at a cost of $1,311,214, $3,964,198 and $297,587, respectively.

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

Current Accounting Issues

     Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, was issued in 1997 and was effective for interim and annual financial statement periods ending after December 15, 1997. After adoption, all prior periods earnings per share ("EPS") data presented must be restated to conform with required information. This statement specified the computation, presentation and disclosure requirements for EPS for entities with publicly held common stock or potential common stock. SFAS No. 128 was issued to simplify the computation of EPS and replaces Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS, respectively. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for all entities with complex capital structures, such as the Company, and requires a reconciliation of the numerator and denominator of the Basic EPS computation to the numerator and denominator of the Diluted EPS computation. The Company adopted SFAS No. 128 during the fiscal quarter ended December 31, 1997.

     SFAS No. 130, Reporting Comprehensive Income, was issued in 1997 and will become effective for interim and annual financial periods beginning after December 15, 1997. It establishes standards for the reporting of comprehensive income and its components in financial statements. SFAS No. 130 is applicable to all entities that provide a full set of financial statements. Entities that have no items of other comprehensive income in any period are excluded from the scope of this statement. The Company will adopt SFAS No. 130 for 1998.

     SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, was issued in 1997 and will become effective for interim and annual periods beginning after December 15, 1997. It establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Due to the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, that it may have on the Company's future financial statement disclosures.

Year 2000 Issue

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram and test the systems for the Year 2000 compliance. It is anticipated that all reprogramming efforts will be complete by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors indicating that plans have and/or are being developed to address processing of transactions in the Year 2000. Management does not expect expenses for Year 2000 compliance to have a material impact on the Company's earnings.

                        REPORT OF INDEPENDENT AUDITORS


To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana

  We have audited the accompanying consolidated statements of condition of Ameriana Bancorp and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Geo. S. Olive & Co. LLC

Indianapolis, Indiana
February 6, 1998, except for
  the second paragraph of note 2,
  as to which the date is February 27, 1998

                     CONSOLIDATED STATEMENTS OF CONDITION

------------------------------------------------------------------------------------------------
                                                                             December 31
------------------------------------------------------------------------------------------------
ASSETS                                                                   1997           1996
------------------------------------------------------------------------------------------------
  Cash on hand and in other institutions                             $  5,066,177   $  4,939,489
  Interest-bearing deposits                                            10,142,903      4,004,551
  Investment securities held to maturity                               35,394,511     50,744,304
  Stock in Federal Home Loan Bank                                       3,412,100      3,311,500
  Mortgage-backed securities held to maturity                          29,996,499     38,541,544
  Mortgage loans held for sale                                          1,419,471        746,570
  Loans receivable                                                    294,133,100    282,957,495
  Allowance for loan losses                                            (1,163,490)    (1,103,513)
------------------------------------------------------------------------------------------------
     Net loans receivable                                             292,969,610    281,853,982
  Real estate owned                                                       159,994        101,401
  Premises and equipment                                                5,909,205      5,621,332
  Mortgage servicing rights                                               526,367        780,770
  Investments in unconsolidated affiliates                              1,578,365      1,746,695
  Other assets                                                          4,292,300      4,362,968
------------------------------------------------------------------------------------------------
     Total assets                                                    $390,867,502   $396,755,106
================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities:
     Deposits
       Noninterest-bearing                                           $  8,746,447   $  8,044,468
       Interest-bearing                                               313,470,716    310,660,899
------------------------------------------------------------------------------------------------
          Total deposits                                              322,217,163    318,705,367
     Advances from Federal Home Loan Bank                              16,015,615     26,548,603
     Drafts payable                                                     4,225,472      4,557,678
     Advances by borrowers for taxes and insurance                        955,121        951,902
     Other liabilities                                                  3,019,261      2,046,765
------------------------------------------------------------------------------------------------
       Total liabilities                                              346,432,632    352,810,315
------------------------------------------------------------------------------------------------
  Shareholders' equity:
     Preferred stock (5,000,000 shares authorized; none issued)
     Common stock ($1.00 par value; authorized 15,000,000 shares;
       issued shares: 1997--3,233,207 and 1996--3,291,319)              3,233,207      3,291,319
     Additional paid-in capital                                         7,571,955      8,645,273
     Retained earnings--substantially restricted                       33,629,708     32,008,199
------------------------------------------------------------------------------------------------
       Total shareholders' equity                                      44,434,870     43,944,791
------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                      $390,867,502   $396,755,106
================================================================================================

See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------
                                                                       Year Ended December 31
------------------------------------------------------------------------------------------------------
                                                                   1997          1996         1995
------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Interest on loans                                            $23,234,010   $22,060,098   $21,077,954
  Interest on mortgage-backed securities                         2,318,561     2,880,392     3,136,899
  Interest on investment securities                              3,307,166     2,987,237       489,958
  Other interest and dividend income                               473,076       639,761       903,216
------------------------------------------------------------------------------------------------------
     Total interest income                                      29,332,813    28,567,488    25,608,027
------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  Interest on deposits                                          16,114,262    15,183,543    14,078,877
  Interest on Federal Home Loan Bank advances                    1,231,172     1,521,693       289,184
------------------------------------------------------------------------------------------------------
     Total interest expense                                     17,345,434    16,705,236    14,368,061
------------------------------------------------------------------------------------------------------
  Net interest income                                           11,987,379    11,862,252    11,239,966
PROVISION FOR LOAN LOSSES                                          242,000        66,000       116,716
------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses           11,745,379    11,796,252    11,123,250
------------------------------------------------------------------------------------------------------
OTHER INCOME:
  Net loan servicing fees                                          319,000       328,804       314,803
  Other fees and service charges                                   702,046       657,042       598,395
  Brokerage and insurance commissions                            1,179,728     1,197,628       978,956
  Income (loss) on investments in unconsolidated affiliates       (130,351)     (121,760)       12,780
  Gains on sales of loans and servicing rights                     597,226       324,265       116,110
  Other                                                            196,180        46,836       192,854
------------------------------------------------------------------------------------------------------
     Total other income                                          2,863,829     2,432,815     2,213,898
------------------------------------------------------------------------------------------------------
OTHER EXPENSE:
  Salaries and employee benefits                                 5,090,073     4,752,664     4,636,449
  Net occupancy expense                                          1,280,703     1,070,388       959,558
  Federal insurance premium                                        204,634       660,608       652,245
  Data processing expense                                          325,327       321,173       256,398
  Savings Association Insurance Fund assessment                          -     1,878,897             -
  Other                                                          2,084,112     1,836,488     1,650,676
------------------------------------------------------------------------------------------------------
     Total other expense                                         8,984,849    10,520,218     8,155,326
------------------------------------------------------------------------------------------------------
  Income before income taxes                                     5,624,359     3,708,849     5,181,822
Income taxes                                                     1,992,490     1,305,344     1,944,451
------------------------------------------------------------------------------------------------------
NET INCOME                                                     $ 3,631,869   $ 2,403,505   $ 3,237,371
======================================================================================================
BASIC EARNINGS PER SHARE                                       $      1.12   $       .72   $       .92
======================================================================================================
DILUTED EARNINGS PER SHARE                                     $      1.11   $       .71   $       .91
======================================================================================================
DIVIDENDS DECLARED PER SHARE                                   $       .62   $       .57   $       .48
======================================================================================================

See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------
                                                    Additional
                                        Common       Paid-in       Retained
                                         Stock       Capital       Earnings       Total
------------------------------------------------------------------------------------------
Balance at January 1, 1995            $2,636,873   $13,018,937   $29,934,623   $45,590,433
Net income                                    --            --     3,237,371     3,237,371
Dividends declared                            --            --    (1,686,740)   (1,686,740)
Purchase of common stock                 (19,500)     (278,087)           --      (297,587)
Exercise of stock options                 31,030       240,182            --       271,212
------------------------------------------------------------------------------------------
  Balance at December 31, 1995         2,648,403    12,981,032    31,485,254    47,114,689
Net income                                    --           --      2,403,505     2,403,505
Dividends declared                            --           --     (1,880,560)   (1,880,560)
Four-for-three stock split               831,319      (831,319)           --            --
Purchase of common stock                (234,825)   (3,730,719)           --    (3,965,544)
Exercise of stock options                 46,422       226,279            --       272,701
------------------------------------------------------------------------------------------
  Balance at December 31, 1996         3,291,319     8,645,273    32,008,199    43,944,791
Net income                                    --            --     3,631,869     3,631,869
Dividends declared                            --            --    (2,010,360)   (2,010,360)
Purchase of common stock                 (83,205)   (1,228,009)           --    (1,311,214)
Exercise of stock options                 25,093       154,691            --       179,784
------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997          $3,233,207   $ 7,571,955   $33,629,708   $44,434,870
==========================================================================================

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                              1997           1996           1995
--------------------------------------------------------------------------------------------------------
  Net income                                                  $  3,631,869   $  2,403,505   $  3,237,371
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Provision for losses on loans and real estate owned         242,000         66,000        116,716
       Depreciation and amortization                               631,108        575,387        505,169
       Equity in loss of limited partnership                       163,810        152,555         12,908
       Mortgage servicing rights amortization                      118,853        122,813         57,028
       Goodwill amortization                                        28,320         28,320         28,320
       Deferred income taxes                                       129,036        128,907        287,796
       Gains on sales of real estate owned                         (25,202)       (12,241)       (34,744)
       Mortgage loans originated for sale                      (30,534,904)   (19,105,599)   (11,180,121)
       Proceeds from sale of mortgage loans                     30,362,818     18,683,294     11,296,231
       Gains on sale of loans and servicing rights                (597,226)      (324,265)      (116,110)
       Decrease (increase) in other assets                          39,495       (854,060)      (555,077)
       Increase (decrease) in drafts payable                      (332,206)     2,035,746        163,232
       Increase (decrease) in other liabilities                    823,068       (561,808)      (178,628)
--------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities              4,680,839      3,338,554      3,640,091
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------
       Purchase of investment securities held to maturity       (6,800,000)   (30,944,003)   (15,899,938)
       Proceeds from calls of securities held to maturity       22,150,000      2,800,000        300,000
       Principal collected on mortgage-backed securities
          held to maturity                                       8,423,491      8,856,215      8,183,421
       Purchases of mortgage-backed securities held
          to maturity                                                   --     (2,531,581)    (4,963,547)
       Net change in loans                                     (11,664,366)   (16,150,843)    (7,301,920)
       Mortgage servicing rights capitalized                      (416,555)      (326,515)      (358,271)
       Proceeds from sales of mortgage servicing rights            648,516             --             --
       Proceeds from sales of real estate owned                    156,400        226,277        318,766
       Net purchases of premises and equipment                    (780,025)    (1,510,395)      (696,203)
       Investment in unconsolidated affiliate                        4,564             --     (1,458,849)
       Other investing activities                                  (52,900)      (326,974)       (29,939)
--------------------------------------------------------------------------------------------------------
          Net cash provided (used) by investing activities      11,669,125    (39,907,819)   (21,906,480)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------
       Decrease in demand and passbook deposits                   (392,297)    (1,225,470)    (5,324,173)
       Increase in certificates of deposit                       3,958,584     29,180,452     18,714,226
       Advances from Federal Home Loan Bank                     72,100,000     86,000,000     18,300,000
       Repayment of Federal Home Loan Bank advances            (82,632,988)   (72,455,066)   (11,378,981)
       Proceeds from exercise of stock options                     179,784        272,701        271,212
       Purchase of common stock                                 (1,311,214)    (3,965,544)      (297,587)
       Cash dividends paid                                      (1,986,793)    (1,837,091)    (2,291,261)
--------------------------------------------------------------------------------------------------------
          Net cash provided (used) by financing activities     (10,084,924)    35,969,982     17,993,436
--------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 6,265,040       (599,283)      (272,953)
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                   8,944,040      9,543,323      9,816,276
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 15,209,080   $  8,944,040   $  9,543,323
========================================================================================================

See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

  The Company is a thrift holding company whose principal activity is the ownership and management of its thrift and other subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors. The thrifts are subject to the regulation of the Office of Thrift Supervision ("OTS"). The Company's gross revenues are substantially earned from the various banking services provided by Ameriana and Deer Park. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

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

  Reclassifications: Certain reclassifications of 1996 and 1995 amounts have been made to conform with the 1997 presentation.

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

  Stock in Federal Home Loan Bank: Stock in the Federal Home Loan Bank ("FHLB") is stated at cost and the amount of stock the Company is required to own is determined by regulation.

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

  Mortgage Loans Held for Sale: Mortgage loans held for sale are carried at the lower of aggregate cost or market. Net unrealized losses are recognized through a valuation allowance for charges to income.

  Loans Receivable: Loans receivable are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and installment loans to be homogeneous and therefore excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


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

  The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1997, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

  Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

  Earnings per Share: Basic earnings per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding during each year.

  Stock Split: On February 26, 1996, the Board of Directors declared a four-for-three stock split under which every three shares of the Company's common stock outstanding at the close of business on March 15, 1996, were converted into four shares of common stock. No fractional shares were issued; cash in lieu of fractional shares was paid to shareholders. Per share and shares outstanding amounts and stock option plan data for 1995 have been adjusted to give effect to the four-for-three stock split.

  Mortgage Servicing Rights: Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

  Stock Options: Stock options are generally granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for these stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

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

2.   PROPOSED TRANSACTIONS

  In September 1997, the Company entered into a Reorganization and Merger Agreement ("Agreement") to acquire the outstanding shares of common stock of the Cardinal State Bank ("Cardinal"), Maineville, Ohio, for approximately $3,750,000. Pursuant to the Agreement, holders of outstanding shares of Cardinal will have the right to convert such shares into a combination of cash and Company common stock and/or Company promissory notes. The transaction will be recorded under the purchase method of accounting. Consummation of the transaction is subject to approval by holders of Cardinal shares, the OTS and bank regulatory agencies and is expected to be completed in May 1998. At December 31, 1997, assets, deposits and equity capital of Cardinal were $24,283,000, $21,697,000 and $2,425,000, respectively.

  In September 1997, the Company also agreed to purchase certain assets and assume certain liabilities, principally deposits, of the Morristown, Indiana branch of National City Bank of Indiana. Consummation occurred on February 27, 1998. The transaction was recorded under the purchase method of accounting. The Company acquired deposits totaling $12,388,000 for a premium of $868,000, expected to be allocated to core deposit intangibles and goodwill.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


3.   INVESTMENT SECURITIES

  Investment securities held to maturity at December 31, 1997, included federal agencies at an amortized cost of $35,395,000 with a fair value of approximately $35,300,000 and gross unrealized gains and (losses) of $4,000 and $(99,000), respectively. Investment securities at December 31, 1996, included federal agencies at an amortized cost of $50,744,000 with a fair value of approximately $49,794,000 and gross unrealized gains and (losses) of $18,000 and $(968,000), respectively.

  The amortized cost and fair value of securities held to maturity at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

-----------------------------------------------------------------------
                                                AMORTIZED      FAIR
                                                  COST         VALUE
-----------------------------------------------------------------------
Maturity Distribution at December 31, 1997:
  Due within one year                          $ 5,000,000  $ 5,000,000
  Due in one through five years                 11,799,000   11,802,000
  Due after five through ten years                 200,000      201,000
  Due after ten years                           18,396,000   18,297,000
-----------------------------------------------------------------------
                                               $35,395,000  $35,300,000
=======================================================================

  Investment securities with a total amortized cost of $10,897,000 and $20,897,000 were pledged at December 31, 1997 and 1996, to secure FHLB advances.

4.   LOANS AND MORTGAGE-BACKED SECURITIES

  Loans receivable consist of the following:

-----------------------------------------------------------------------
                                                     December 31
-----------------------------------------------------------------------
                                                  1997          1996
-----------------------------------------------------------------------
Residential mortgage loans                   $254,171,680  $240,201,515
Commercial mortgage loans                       4,929,752     3,095,546
Installment loans                              38,623,118    42,837,100
Lease financing                                    19,383        23,933
Loans secured by deposits                       1,308,257     1,394,658
-----------------------------------------------------------------------
                                              299,052,190   287,552,752
-----------------------------------------------------------------------
Deduct:
-----------------------------------------------------------------------
  Undisbursed loan proceeds                     4,875,813     4,495,420
  Deferred loan fees, net                          43,277        99,837
-----------------------------------------------------------------------
                                                4,919,090     4,595,257
-----------------------------------------------------------------------
                                             $294,133,100  $282,957,495
=======================================================================

  Loans being serviced for investors, primarily the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, by the Company totaled approximately $117,000,000 and $145,000,000 as of December 31, 1997 and 1996,
respectively.  Such loans are not reflected in the preceding table.

  In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights, which required capitalization of retained mortgage servicing rights on originated and purchased loans. SFAS No. 122 was superseded by SFAS No. 125, Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 (as did SFAS No. 122) requires the assessment of impairment of capitalized mortgage servicing rights. The aggregate fair value of capitalized mortgage servicing rights approximated the carrying value at December 31, 1997 and 1996, based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates.

--------------------------------------------------------------------------
                                               Year Ended December 31
--------------------------------------------------------------------------
                                             1997        1996       1995
--------------------------------------------------------------------------
Mortgage servicing rights:
  Balance at beginning of year            $ 780,770   $ 577,068   $275,825
  Servicing rights capitalized              416,555     326,515    358,271
  Servicing rights sold                    (552,105)          -          -
  Amortization of servicing rights         (118,853)   (122,813)   (57,028)
--------------------------------------------------------------------------
  Balance at end of year                  $ 526,367   $ 780,770   $577,068
==========================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


  At December 31, 1997 and 1996, the Company had outstanding commitments to originate loans of approximately $8,600,000 and $3,900,000, which were primarily for adjustable-rate mortgage loans or fixed-rate mortgage loans with rates that are determined just prior to closing. In addition, the Company had $13,509,000 and $8,100,000, respectively, of conditional commitments for lines of credit and credit card receivables. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

  The fair value of mortgage-backed securities at December 31, 1997 and 1996, was $30,164,000 and $38,710,000, respectively. Gross unrealized gains and (losses) on mortgage-backed securities at December 31, 1997 and 1996, were $315,000 and $(147,000), and $345,000 and $(177,000), respectively. Mortgage-
backed securities with a total amortized cost of $8,847,000 and $11,516,000, were pledged at December 31, 1997 and 1996, to secure FHLB advances.

5.   ALLOWANCE FOR LOSSES

  Changes to the allowances for losses on loans and real estate owned are as follows:

-----------------------------------------------------------------------------
                                                Year Ended December 31
-----------------------------------------------------------------------------
                                           1997          1996         1995
-----------------------------------------------------------------------------
Loans:
 Balance at beginning of year           $1,103,513   $ 1,076,038   $1,022,294
 Provision for losses                      242,000        66,000      116,716
 Net charge-offs:
  Charge-offs                             (200,242)      (51,970)     (86,293)
  Recoveries                                18,219        13,445       23,321
-----------------------------------------------------------------------------
  Net charge-offs                         (182,023)      (38,525)     (62,972)
-----------------------------------------------------------------------------
 Balance at end of year                 $1,163,490   $ 1,103,513   $1,076,038
=============================================================================
Real estate owned:
 Balance at beginning of year           $        -   $         -   $   16,000
 Provision for losses                            -             -            -
 Net charge-offs:
  Charge-offs                                    -             -      (16,000)
  Recoveries                                     -             -            -
-----------------------------------------------------------------------------
  Net charge-offs                                -             -      (16,000)
-----------------------------------------------------------------------------
 Balance at end of year                 $        -   $         -   $        -
=============================================================================

6.   PREMISES AND EQUIPMENT

  Premises and equipment consists of the following:

-------------------------------------------------------------------------
                                                     1997         1996
-------------------------------------------------------------------------
Land                                             $ 1,240,892   $1,177,692
Land improvements                                    414,736      366,536
Office buildings                                   5,846,340    5,221,036
Furniture and equipment                            3,424,872    2,970,193
Automobiles                                           66,688       48,313
-------------------------------------------------------------------------
                                                  10,993,528    9,783,770
Less accumulated depreciation                      5,084,323    4,162,438
-------------------------------------------------------------------------
                                                 $ 5,909,205   $5,621,332
=========================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


7.   INVESTMENTS IN UNCONSOLIDATED AFFILIATES

  Investments in unconsolidated affiliates include an investment in a limited partnership of $1,125,377 and $1,293,751 at December 31, 1997 and 1996. This investment represents a 6.4% equity in the partnership, which was organized to acquire and manage real estate investments. Total cash contributed was $1,458,849 in 1995. The Company recorded a net loss of $163,810, $152,555 and $12,908 for 1997, 1996 and 1995 on its investment, and low income housing tax credits of $183,200, $115,364 and $25,174. Available financial statements for the partnership as of December 31, 1997 and 1996, reported total assets of $24,085,704 and $31,035,185, total partners' equity of $18,590,389 and
$21,386,757, and for each of the three years in the period ended December 31, 1997, a net loss of $2,785,509, $1,732,056 and $440,730, with the losses allocated based on the dates of partners' contributions and other factors.

  In addition, the Company has invested $452,988 in a life insurance company. Dividends from this affiliate for the years ended December 31, 1997, 1996 and 1995, were $33,459, $30,795 and $25,688, respectively. Commission income also generated through this affiliate is included in Other Income.

8.   DEPOSITS

  Deposits consist of the following:

----------------------------------------------------------------------------
                                                          December 31
----------------------------------------------------------------------------
             Type                                     1997           1996
----------------------------------------------------------------------------
Demand deposits                                  $ 29,995,452   $ 28,316,507
Passbook deposits                                  44,714,378     46,785,620
Certificates of $100,000 or more                   47,630,340     37,722,367
Other certificates                                199,876,993    205,880,873
----------------------------------------------------------------------------
                                                 $322,217,163   $318,705,367
============================================================================

  Certificates maturing in years ending after December 31, 1997:

----------------------------------------------------------------------------
1998                                                            $167,753,838
1999                                                              30,142,564
2000                                                              40,585,536
2001                                                               2,918,971
2002                                                               2,218,908
Thereafter                                                         3,887,516
----------------------------------------------------------------------------
                                                                $247,507,333
============================================================================

  Interest paid on deposits approximated interest expense in 1997, 1996 and 1995.

9.   BORROWINGS

  Borrowings consist of the following:

----------------------------------------------------------------------------------------------
                                                                December 31
----------------------------------------------------------------------------------------------
                                                     1997                        1996
----------------------------------------------------------------------------------------------
                                                          WEIGHTED                    Weighted
                                                          AVERAGE                      Average
                                              AMOUNT        RATE         Amount         Rate
----------------------------------------------------------------------------------------------
Advances from FHLB:
  Maturities in years ending December 31:
     1997                                                             $ 17,900,000      5.69%
     1998                                   $ 7,600,000     5.88%
     1999                                     1,000,000     5.98
     2001                                       809,168     6.30           985,777      6.30
     2004                                        38,633     8.15            48,634      8.15
     2005                                     3,769,808     6.60         4,342,914      6.60
     2006                                     2,798,006     5.66         3,271,278      5.66
----------------------------------------------------------------------------------------------
                                            $16,015,615     6.04      $ 26,548,603      5.86
==============================================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


  Certain advances are secured by first-mortgage loans in an amount equal to at least 150% of the advances. Other advances are secured by mortgage-backed securities or investment securities. Advances are subject to restrictions or penalties in the event of prepayment.

  Interest paid on borrowings was $1,245,589, $1,495,037 and $274,515 for 1997,
1996 and 1995.

10.  INCOME TAXES

  Significant components of the Company's deferred tax assets and liabilities are as follows:

----------------------------------------------------------
                                          December 31
----------------------------------------------------------
                                        1997        1996
----------------------------------------------------------
Deferred tax assets:
  Deferred compensation              $  33,000   $  52,000
  General loan loss reserves           466,000     442,000
  Other                                 83,000      98,000
----------------------------------------------------------
                                       582,000     592,000
----------------------------------------------------------
Deferred tax liabilities:
  FHLB stock dividends                (294,000)   (271,000)
  Tax bad debt reserves               (391,000)   (393,000)
  Purchase accounting adjustments      (96,000)   (105,000)
  Deferred loan fees                   (74,000)    (30,000)
  Mortgage servicing rights            (95,000)    (38,000)
  Other                                (46,000)    (40,000)
----------------------------------------------------------
                                      (996,000)   (877,000)
----------------------------------------------------------
Net tax liabilities                  $(414,000)  $(285,000)
==========================================================

  The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

--------------------------------------------------------------------------
                                                   Year Ended December 31
--------------------------------------------------------------------------
                                                   1997     1996     1995
--------------------------------------------------------------------------
Statutory federal tax rate                         34.0%    34.0%    34.0%
State income taxes, net of federal tax benefit      4.5      4.8      4.6
Tax credits                                        (3.3)    (3.1)     (.5)
Other                                                .2      (.5)     (.6)
--------------------------------------------------------------------------
Effective tax rate                                 35.4%    35.2%    37.5%
==========================================================================

  The provision for income taxes consists of the following:

-------------------------------------------------------------------------
                                            Year Ended December 31
-------------------------------------------------------------------------
                                        1997         1996         1995
-------------------------------------------------------------------------
Federal:
 Current                             $1,497,023   $  934,021   $1,327,631
 Deferred                               112,679      102,062      252,687
-------------------------------------------------------------------------
                                      1,609,702    1,036,083    1,580,318
-------------------------------------------------------------------------
State:
 Current                                366,431      242,416      329,024
 Deferred                                16,357       26,845       35,109
-------------------------------------------------------------------------
                                        382,788      269,261      364,133
-------------------------------------------------------------------------
                                     $1,992,490   $1,305,344   $1,944,451
=========================================================================

  The Company paid $1,460,000, $1,675,000 and $1,606,000 of state and federal income taxes in 1997, 1996 and 1995, respectively.

11.  EMPLOYEE BENEFITS

  The Company is a participating employer in a multi-employer defined benefit pension plan sponsored by the Pentegra Group (formerly known as the Financial Institutions Retirement Fund) and a 401(k) plan also administered by the Pentegra Group. The plans cover substantially all full-time employees of the Company. Since

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


the defined benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Contributions for Ameriana's defined benefit plan have not been required since June 1987, because the plan reached the Internal Revenue Service's full funding limitation. Deer Park's plan requires cash contributions. Pension expense for the plans totaled $18,400, $41,000 and $47,000 in 1997, 1996 and 1995, respectively.

  Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan ("1996 Plan"), the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain nonincentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights.

  The 1996 Plan was amended in November 1997 to increase the number of shares reserved under the Plan from 160,000 to 320,000 shares subject to the shareholders' approval.

  The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 1997, 1996 and 1995. The number of shares and prices have been restated to give effect to the Company's 1996 stock split.

------------------------------------------------------------------------------------------------
                                                       Year Ended December 31
------------------------------------------------------------------------------------------------
                                            1997               1996                 1995
------------------------------------------------------------------------------------------------
                                               Weighted            Weighted             Weighted
                                               Average             Average              Average
                                               Exercise            Exercise             Exercise
              Options                 Shares    Price     Shares    Price     Shares     Price
------------------------------------------------------------------------------------------------
Outstanding at beginning of year     124,900    $11.75    129,133   $ 8.30    134,366    $ 5.76
Granted                              168,300     16.49     48,000    13.78     44,000     13.78
Exercised                            (29,853)     7.30    (52,233)    5.01    (43,633)     5.43
Forfeited/expired                    (10,720)    15.75          -        -     (5,600)    10.19
------------------------------------------------------------------------------------------------
Outstanding at end of year           252,627     15.26    124,900    11.75    129,133      8.30
================================================================================================
Options exercisable at year end      181,027     14.52    124,900    11.75    129,133      8.30
Weighted average fair value of
  options granted during the year               $ 3.50              $ 2.37                $2.63

  As of December 31, 1997, other information in exercise price ranges for options outstanding and exercisable is as follows:

---------------------------------------------------------------------------------------------
                               OUTSTANDING                               EXERCISABLE
---------------------------------------------------------------------------------------------
                                WEIGHTED       WEIGHTED AVERAGE                   WEIGHTED
 EXERCISE PRICE    NUMBER       AVERAGE      REMAINING CONTRACTUAL   NUMBER       AVERAGE
     RANGE        OF SHARES  EXERCISE PRICE          LIFE           OF SHARES  EXERCISE PRICE
---------------------------------------------------------------------------------------------
$ 6.12               6,150       $ 6.12           1.0 years           6,150       $ 6.12
 10.38 - 13.78      89,497        13.65           7.9 years          89,497        13.65
 15.75 - 20.13     156,980        16.54           9.2 years          85,380        16.04

  During 1997, 1996 and 1995, shares totaling 4,760, 2,659 and 2,260 were tendered as partial payment for shares exercised.

  There were 155,620 shares under the 1996 Plan as amended in 1997 available for grant at December 31, 1997, upon the shareholders' approval of the increase in reserved shares.

  SFAS No. 123, Stock-Based Compensation, was effective for the Company in 1996. This Statement established a fair value based method of accounting for stock-based compensation plans. Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

-------------------------------------------------------------------------------------------
                                                                 1997      1996      1995
-------------------------------------------------------------------------------------------
Risk-free interest rates                                       5.9-6.6%      6.0%      6.0%
Dividend yields                                                    3.5%      4.1%      3.7%
Expected volatility factors of market price of common stock       15.0%     15.1%     15.5%
Weighted average expected life of the options                  8 years   8 years   8 years

  Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

-----------------------------------------------------------------------
                                                 1997           1996
-----------------------------------------------------------------------
Net income                    As reported     $3,631,869     $2,403,505
                              Pro forma        3,328,517      2,334,805

Basic earnings per share      As reported           1.12            .72
                              Pro forma             1.03            .70

Diluted earnings per share    As reported           1.11            .71
                              Pro forma             1.01            .69

12.  SHAREHOLDERS' EQUITY

  In June 1997, the Company's Board of Directors approved a one-year stock repurchase program to acquire up to 10% of the Company's outstanding common stock, or approximately 300,000 shares, at a cumulative cost not to exceed $5,000,000. No shares were repurchased under this program during 1997. The Company repurchased shares during 1997, 1996 and 1995 under previous repurchase programs. In addition, the Company retired 98 shares at a cost of $1,346 in 1996 in connection with its 1996 stock split.

  The payment of dividends by the Company depends substantially upon receipt of dividends from Ameriana and Deer Park, which are subject to various regulatory restrictions on the payment of dividends. Under regulations of the OTS, Ameriana and Deer Park may not declare or pay a cash dividend or repurchase any of their capital stock if the effect thereof would cause the net worth of those entities to be reduced below regulatory capital requirements or the amount required for their liquidation accounts. Prior notice of any dividend is required to be given to the OTS.

  OTS regulations provide additional limitations on the extent to which a savings institution may pay cash dividends or repurchase stock. The extent to which such cash distributions are limited will depend upon which of three categories (categories based upon capital levels) is applicable for the savings institution. Ameriana and Deer Park are currently "tier one institutions" and, therefore, are able to make cash distributions to the Company during any calendar year up to 100% of their net income during that calendar year plus the amount that would reduce by one-half their surplus capital (capital in excess of Ameriana's and Deer Park's regulatory capital requirements) at the beginning of the calendar year. Under these regulations, the maximum permissible dividends at December 31, 1997, that Ameriana and Deer Park could pay are $8.0 million and $1.4 million, respectively. Net worth of Ameriana and Deer Park at December 31, 1997, was $33.7 million and $5.4 million, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


13. Earnings Per Share

  Earnings per share were computed as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                       Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------
                                                  1997                           1996                           1995
-------------------------------------------------------------------------------------------------------------------------------
                                                Weighted    Per                Weighted    Per                Weighted    Per
                                                 Average   Share                Average   Share                Average   Share
                                      Income     Shares    Amount    Income     Shares    Amount    Income     Shares    Amount
-------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
 Income available to
   common shareholders              $3,631,869  3,246,873   $1.12  $2,403,505  3,335,813    $.72  $3,237,371  3,511,257    $.92
===============================================================================================================================
Effect Of Dilutive Stock Options             -     35,430                   -     34,455                   -     54,616
-------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share
 Income available to
   common shareholders and
   assumed conversions              $3,631,869  3,282,303   $1.11  $2,403,505  3,370,268    $.71  $3,237,371  3,565,873    $.91
===============================================================================================================================

14.  REGULATORY CAPITAL AND INSURANCE FUND ASSESSMENT

  Ameriana and Deer Park are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

  There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 1997 and 1996, Ameriana and Deer Park are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 1997 that management believes have changed this classification.

  Actual and required capital amounts and ratios are as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                     December 31, 1997
----------------------------------------------------------------------------------------------------------------------------
                                                      AMERIANA                                      DEER PARK
----------------------------------------------------------------------------------------------------------------------------
                                 REQUIRED FOR ADEQUATE                          REQUIRED FOR ADEQUATE
                                      CAPITAL/(1)/         ACTUAL CAPITAL           CAPITAL/(1)/          ACTUAL CAPITAL
----------------------------------------------------------------------------------------------------------------------------
                                   RATIO       AMOUNT      RATIO      AMOUNT       RATIO      AMOUNT      RATIO     AMOUNT
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital /(1)/
  (to risk-weighted assets)          8.0%    $14,318,000   18.8%    $33,712,000     8.0%     $3,086,000   14.4%   $5,552,000
Core capital /(1)/
  (to adjusted tangible
   assets)                           3.0       9,450,000   10.6      33,263,000     3.0       2,255,000    7.1     5,349,000
Core capital /(1)/
  (to adjusted total
   assets)                           3.0       9,463,000   10.6      33,263,000     3.0       2,255,000    7.1     5,349,000

/(1)/ As defined by regulatory agencies

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


  Tangible capital at December 31, 1997, for Ameriana and Deer Park was $33,263,000 and $5,349,000, which amounts were 10.6% and 7.1% of tangible assets and exceeded the required ratio of 1.5%.

----------------------------------------------------------------------------------------------------------------------------
                                                                     December 31, 1996
----------------------------------------------------------------------------------------------------------------------------
                                                      Ameriana                                      Deer Park
----------------------------------------------------------------------------------------------------------------------------
                                 Required For Adequate                          Required For Adequate
                                      Capital/(1)/         Actual Capital           Capital/(1)/          Actual Capital
----------------------------------------------------------------------------------------------------------------------------
                                   Ratio       Amount      Ratio      Amount       Ratio      Amount      Ratio     Amount
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital /(1)/
  (to risk-weighted assets)          8.0%    $14,482,000   20.0%    $36,237,000     8.0%     $2,743,000   16.0%   $5,475,000
Core capital /(1)/
  (to adjusted tangible
   assets)                           3.0       9,715,000   11.1      35,828,000     3.0       2,176,000    7.3     5,295,000
Core capital /(1)/
  (to adjusted total
   assets)                           3.0       9,737,000   11.0      35,828,000     3.0       2,178,000    7.3     5,295,000

/(1)/ As defined by regulatory agencies

  Tangible capital at December 31, 1996, for Ameriana and Deer Park was $35,828,000 and $5,295,000, which amounts were 11.1% and 7.3% of tangible assets and exceeded the required ratio of 1.5%.

  The Company has qualified under provisions of the Internal Revenue Code which permit the Company to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained earnings at December 31, 1997, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

  The deposits of the Company's thrift subsidiaries are presently insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan for the SAIF was signed into law on September 30, 1996, which provided for a special assessment on all SAIF-insured institutions to enable the SAIF to achieve its required level of reserves. The assessment of .0657% was effected based on deposits as of March 31, 1995. The Company's special assessment in 1996 totaled approximately $1,879,000, before taxes, and was charged against 1996 income.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


  The following table presents the estimates of fair value of financial instruments (in thousands):

-----------------------------------------------------------------------------------------
                                                                December 31
-----------------------------------------------------------------------------------------
                                                           1997               1996
-----------------------------------------------------------------------------------------
                                                   CARRYING    FAIR    Carrying    Fair
                                                    VALUE     VALUE     Value     Value
-----------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                        $  5,066  $  5,066  $  4,939  $  4,939
  Interest-bearing deposits                          10,143    10,143     4,005     4,005
  Investment securities held to maturity             35,395    35,300    50,744    49,794
  Mortgage-backed securities held to maturity        29,996    30,164    38,542    38,710
  Loans receivable, including loans held
     for sale, net                                  294,389   298,223   282,601   285,476
  Interest receivable                                 2,723     2,723     2,668     2,668
  Stock in FHLB                                       3,412     3,412     3,312     3,312

Liabilities:
  Deposits                                          322,217   322,051   318,705   319,207
  FHLB advances                                      16,016    16,001    26,549    26,431
  Interest payable                                      401       401       506       506
  Drafts payable                                      4,225     4,225     4,558     4,558
  Advances by borrowers for taxes and insurance         955       955       952       952

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENETS


16.  PARENT COMPANY FINANCIAL INFORMATION

  The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                December 31
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CONDITION                                                                                      1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Cash                                                                                                     $   100,850   $       881
 Advances to subsidiaries                                                                                   5,337,000     2,197,000
 Investment in thrift subsidiaries                                                                         39,060,304    41,904,334
 Investment in other subsidiaries and affiliates                                                            1,356,345     1,472,268
 Other assets                                                                                                  93,544        53,570
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $45,948,043   $45,628,053
===================================================================================================================================
Liabilities and shareholders' equity:
 Note payable to subsidiary, net of discount                                                              $ 1,064,670   $ 1,260,476
 Miscellaneous liabilities                                                                                    448,503       422,786
 Shareholders' equity                                                                                      44,434,870    43,944,791
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $45,948,043   $45,628,053
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                                                            1997          1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
Dividends from thrift subsidiaries                                                          $ 6,600,000   $ 3,300,000   $ 4,500,000
Interest income                                                                                 152,952       160,361       162,594
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              6,752,952     3,460,361     4,662,594
Operating expense                                                                               578,477       744,476       507,081
-----------------------------------------------------------------------------------------------------------------------------------
 Income before income tax credit and equity in
   undistributed income of subsidiaries                                                       6,174,475     2,715,885     4,155,513
Income tax credit                                                                               412,785       409,528       199,465
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              6,587,260     3,125,413     4,354,978
Equity in undistributed income of subsidiaries and affiliates
 (distributions in excess of equity in income)                                               (2,955,391)     (721,908)   (1,117,607)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  $ 3,631,869   $ 2,403,505   $ 3,237,371
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS                                                                        1997          1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
 Net income                                                                                 $ 3,631,869   $ 2,403,505   $ 3,237,371
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Equity in undistributed income of subsidiaries and affiliates                             2,955,391       721,908     1,117,607
    Interest expense                                                                            108,756       121,940             -
    Decrease (increase) in other assets                                                         (39,974)      (49,818)       21,252
    Increase (decrease) in miscellaneous liabilities                                              2,150       (25,537)     (148,975)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                  6,658,192     3,171,998     4,227,255
-----------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
 Advances to subsidiaries                                                                    (3,140,000)            -    (1,809,000)
 Repayment of advances to subsidiaries                                                                -     2,658,000             -
 Investment in unconsolidated affiliate                                                               -             -      (100,000)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by investing activities                                          (3,140,000)    2,658,000    (1,909,000)
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
 Repayment of note payable to subsidiary                                                       (300,000)     (300,000)            -
 Cash dividends paid                                                                         (1,986,793)   (1,837,091)   (2,291,261)
 Purchase of common stock                                                                    (1,311,214)   (3,965,544)     (297,587)
 Proceeds from exercise of stock options                                                        179,784       272,701       271,212
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash used by financing activities                                                     (3,418,223)   (5,829,934)   (2,317,636)
-----------------------------------------------------------------------------------------------------------------------------------
Increase in cash                                                                                 99,969            64           619
Cash at beginning of year                                                                           881           817           198
-----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                         $   100,850   $       881   $       817
===================================================================================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for 1997 and 1996 is as follows (dollars in thousands, except for per share data):

--------------------------------------------------------------------------------
                                        FIRST      SECOND     THIRD      FOURTH
                                        QUARTER    QUARTER    QUARTER    QUARTER
--------------------------------------------------------------------------------
1997
  Total interest income                  $7,297     $7,413     $7,330     $7,293
  Total interest expense                  4,291      4,385      4,343      4,327
  Net interest income                     3,006      3,028      2,987      2,966
  Provision for loan losses                  36         51         60         95
  Net Income                                877        889        994        872
--------------------------------------------------------------------------------
  Basic earnings per share                  .27        .27        .31        .27
--------------------------------------------------------------------------------
  Diluted earnings per share                .27        .27        .30        .27
--------------------------------------------------------------------------------
  Dividends declared per share              .15        .15        .16        .16
--------------------------------------------------------------------------------
  Stock price range:
    High                                  16.38      17.00      22.00      22.00
    Low                                   15.50      15.25      16.25      18.75
--------------------------------------------------------------------------------

1996
  Total interest income                  $6,895     $7,029     $7,288     $7,355
  Total interest expense                  3,989      4,113      4,281      4,322
  Net interest income                     2,906      2,916      3,007      3,033
  Provision for loan losses                  18         21         24          3
  Net Income (loss)                         900        842       (234)       896
--------------------------------------------------------------------------------
  Basic earnings per share                  .26        .25       (.07)       .27
--------------------------------------------------------------------------------
  Diluted earnings per share                .26        .25       (.07)       .27
--------------------------------------------------------------------------------
  Dividends declared per share              .14        .14        .14        .15
--------------------------------------------------------------------------------
  Stock price range:
    High                                  14.44      14.25      15.50      16.25
    Low                                   13.31      12.88      13.25      14.00
================================================================================

                              ****

                         Market Information

     Ameriana Bancorp's common shares trade on the Nasdaq Stock market under the symbol ASBI. As of March 27, 1998, the Company had approximately 2,000 shareholders, including beneficial owners holding shares in nominee or "street" name.

     See Note 12 to Consolidated Financial Statements for restrictions on the payment of cash dividends.