Form 10-K, Exhibit 13
period 1998-12-31
AMERIANA BANCORP
filed 1999-03-30
CIK 855574

                                                                      EXHIBIT 13

Ameriana Bancorp and Subsidiaries



                                                      (Dollars in thousands, except per share data)
                                                                    At December 31
Summary of Financial Condition                       1998      1997        1996       1995      1994
------------------------------------------------------------------------------------------------------
 Cash                                              $  7,545  $  5,066    $  4,939   $  4,474  $  5,513
 Interest-bearing deposits and investment
  securities                                         93,074    45,537      54,749     27,669    11,303
 Loans and mortgage-backed securities               286,212   324,386     321,142    311,007   307,496
 Other assets                                        18,887    15,879      15,925     13,663    11,042
------------------------------------------------------------------------------------------------------
 Total assets                                      $405,718  $390,868    $396,755   $356,813  $335,354
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 Deposits                                          $333,989  $322,217    $318,705   $290,785  $277,439
 Other liabilities                                   26,380    24,216      34,105     18,913    12,325
 Total liabilities                                  360,369   346,433     352,810    309,698   289,764
 Shareholders' equity                                45,349    44,435      43,945     47,115    45,590
------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity        $405,718  $390,868    $396,755   $356,813  $335,354
------------------------------------------------------------------------------------------------------

                                                                   Year Ended December 31
Summary of Earnings                                    1998      1997        1996       1995      1994
------------------------------------------------------------------------------------------------------
 Interest income                                   $ 28,301  $ 29,332    $ 28,567   $ 25,608  $ 21,877
 Interest expense                                    15,993    17,345      16,705     14,368    10,647
------------------------------------------------------------------------------------------------------
 Net interest income                                 12,308    11,987      11,862     11,240    11,230
 Provision for loan losses                              159       242          66        117       181
 Other income                                         3,429     2,864       2,433      2,214     2,589
 Other expense                                        9,655     8,985      10,520      8,155     8,495
------------------------------------------------------------------------------------------------------
                                                      5,923     5,624       3,709      5,182     5,143
 Income taxes                                         2,085     1,992       1,305      1,945     1,881
------------------------------------------------------------------------------------------------------
 Income from continuing operations                    3,838     3,632       2,404      3,237     3,262
 Income from discontinued operations                     --        --          --         --     1,450
------------------------------------------------------------------------------------------------------
 Net income                                        $  3,838  $  3,632    $  2,404   $  3,237  $  4,712
------------------------------------------------------------------------------------------------------
 Basic earnings per share (1):
  Income from continuing operations                $   1.08  $   1.02    $    .65   $    .84  $    .84
  Income from discontinued operations                    --        --          --         --       .37
  Basic earnings per share                         $   1.08  $   1.02    $    .65   $    .84  $   1.21
------------------------------------------------------------------------------------------------------
 Diluted earnings per share (1):
  Income from continuing operations                $   1.06  $   1.01    $    .65   $    .83  $    .82
  Income from discontinued operations                    --        --          --         --       .36
------------------------------------------------------------------------------------------------------
  Diluted earnings per share                       $   1.06  $   1.01    $    .65   $    .83  $   1.18
------------------------------------------------------------------------------------------------------
 Dividends declared per share (1)                  $    .59  $    .56    $    .52   $    .44  $    .58
------------------------------------------------------------------------------------------------------
 Book value per share (1)                          $  12.92  $  12.49    $  12.14   $  12.13  $  11.79
------------------------------------------------------------------------------------------------------


                                                         Year Ended December 31
Other Selected Data                               1998    1997    1996    1995    1994
---------------------------------------------------------------------------------------
 Return on average assets                          .98%    .92%    .62%    .93%   1.43%
 Return on average equity                         8.48    8.28    5.39    7.00   10.59
 Ratio of average equity to average assets       11.60   11.06   11.41   13.22   13.54
 Dividend payout ratio (2)                          56%     55%     80%     53%     50%
 Number of full-service offices:
   Ameriana Bank of Indiana, F.S.B.                  8       7       6       6       6
   Ameriana Bank of Ohio, F.S.B.                     3       1       1       2       2

--------------------------------------------------------------------------------
(1) Restated to reflect four-for-three stock split declared in 1996 and the eleven-for-ten stock split in 1998.
(2) Based on diluted earnings from continuing operations and excluding special dividends.

Ameriana Bancorp and Subsidiaries
Management's Discussion and Analysis

General

  Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Bank of Indiana, F.S.B. ("ABI"). In 1990, the Company acquired all of ABI's common stock in connection with ABI's reorganization into the holding company form of ownership. In 1992, the Company acquired Ameriana Bank of Ohio, F.S.B. ("ABO"). Collectively, ABI and ABO are referred to as the "Institutions" in this discussion and analysis. In 1995, the Company purchased a minority interest in a limited partnership organized to acquire and manage real estate investments which qualify for federal tax credits.

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

  Management believes that interest rate risk, i.e., the sensitivity of income and net asset values to changes in interest rates, is one of the most significant determinants of the Company's ability to generate future earnings. Accordingly, the Company has implemented a long-range plan intended to minimize the effect of changes in interest rates on operations. The asset and liability management policies of the Company are designed to stabilize long-term net interest income by managing the repricing terms, rates and relative amounts of interest-earning assets and interest-bearing liabilities. The Company's portfolio of loans has decreased $31,035,680 in 1998 and the percentage of fixed-rate to adjustable-rate mortgage loans and short-term balloon loans has also increased during 1998. The mix of fixed-rate to adjustable-rate and short-term balloon loans was 33% to 52% in 1998 compared with 1997 being 23% to 62% and 1996 being 26% to 60%. This increase in fixed rate loans was caused by the low interest rates and the customers being satisfied with the lower fixed rate loans and the refinancing of existing variable rate loans. The Company's past emphasis on adjustable-rate loans could not be maintained because of the low interest rate cycle. The Company did retain some fifteen year fixed rate mortgage loans but sold most fixed rate loans and had historical sales of loans to the secondary market. Total loan volume for 1998 was $195,762,000 and was composed of real estate secured loans totaling $165,856,000, $11,798,000 of which were equity lines of credit, and $29,906,000 of other loans. The Company sold $93,498,000 of fixed rate-loans in 1998 compared with $29,862,000 in 1997 and $18,359,000 in 1996. Loans at December 31, 1998 and 1997, respectively, consisted of $244,095,000 and $259,101,000 that were real estate secured loans, $29,016,000 and $38,623,000 that were installment loans and $2,212,000 and $1,328,000 of other loans.

  The Company's primary goal in the management of its liabilities is to maintain the stability of deposit accounts. During the year deposits increased, and the Company was able to eliminate its reliance on purchasing negotiated-rate certificates primarily from local county governmental entities. ABI purchased over $12 million of deposits in a branch purchase on February 27, 1998, and ABO purchased over $21 million of deposits in a bank purchase on July 1, 1998. The Company has been able to control its liability needs and deposits increased $11,772,000 at December 31, 1998, over December 31, 1997, and borrowings from the Federal Home Loan Bank increased $1,085,000 to $17,101,000 from $16,016,000 at December 31, 1997. These borrowings from the Federal Home Loan Bank are being used for arbitrage transactions by ABO. The Company continues to experience competitive forces on its deposits from other institutions in the marketplace, but the Company was able to compete with these investing alternatives by providing additional investment choices for its customers through its brokerage and insurance products.

  The Company has continued to increase the level of non-interest-sensitive fee income producing assets. These activities include an equity interest in a life insurance company, a full-service general lines property and casualty insurance agency, a title insurance company and a brokerage service.

  As noted above, loans sold increased during 1998 over 1997, and servicing of sold loans as of December 31, 1998 and 1997, increased to $181,000,000 from $117,000,000, respectively. No sales or purchases of loan servicing were done in 1998. ABI sold $53,692,000 of loan servicing rights for a gain of $96,410 during November 1997 and purchased $25,941,000 of loan servicing rights in October 1997.

Interest Sensitivity

  The following table presents the Company's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at December 31, 1998. This table assumes no prepayments of loans, no early redemption of securities at call dates, no early withdrawals of certificates of deposit and no extension of deposit account sensitivity relating to core deposit stability.

                                                     (Dollars in thousands)
--------------------------------------------------------------------------------------------------------------------
                                    6         6                                                    More
                                  Months    Months     l to 3     3 to 5    5 to 10     l0 to 20   than
                                 or Less   to l Year    Years      Years      Years      Years    20 Years   Total
Rate Sensitive Assets:
--------------------------------------------------------------------------------------------------------------------
 Balloon and adjustable-
   rate loans (1)               $ 73,608   $ 33,753   $ 20,053   $ 15,620   $ 14,486    $    --   $    --   $157,520
 Fixed-rate loans (1)             18,513        301      3,263      3,333     13,104     39,034    22,372     99,920
 Other loans                      18,021        642      7,878     14,538        917        286        --     42,282
 Other investments (2)            41,593      3,187        500      1,500     23,932     25,949        --     96,661
--------------------------------------------------------------------------------------------------------------------
 Total                           151,735     37,883     31,694     34,991     52,439     65,269    22,372    396,383
--------------------------------------------------------------------------------------------------------------------
Rate Sensitive Liabilities:
--------------------------------------------------------------------------------------------------------------------
 Deposits:
   Certificate accounts           70,756     54,753     90,380      9,163      3,063         --        --    228,115
   Money market
     deposit accounts             30,751         --         --         --         --         --        --     30,751
   Savings accounts               44,150         --         --         --         --         --        --     44,150
   NOW accounts                   16,340         --         --         --         --         --        --     16,340
--------------------------------------------------------------------------------------------------------------------
   Total Deposits                161,997     54,753     90,380      9,163      3,063         --        --    319,356
 FHLB advances                        --         --        621                16,480         --         --    17,101
--------------------------------------------------------------------------------------------------------------------
 Total                           161,997     54,753     91,001      9,163     19,543         --        --    336,457
--------------------------------------------------------------------------------------------------------------------
Asset/liability gap             $(10,262)  $(16,870)  $(59,307)  $ 25,828   $ 32,896    $65,269   $22,372   $ 59,926
--------------------------------------------------------------------------------------------------------------------
Additional Gap Information:
--------------------------------------------------------------------------------------------------------------------
 Gap as a percentage
   of total assets                 (2.53)%    (4.16)%   (14.62)%      6.37%      8.11%     16.09%     5.51%
 Cumulative gap                 $(10,262)  $(27,132)  $(86,439)  $ (60,611)  $(27,715)   $37,554   $59,926
 Cumulative gap as
   a percentage of
   total assets                    (2.53)%    (6.69)%   (21.31)%    (14.94)%    (6.83)%     9.25%    14.77%
--------------------------------------------------------------------------------------------------------------------

(1) Includes mortgage loans and mortgage-backed securities. Amounts are stated without reductions of $13.509 million for deferred fees, unearned income, undisbursed loan proceeds and allowance for loan losses.

(2) Includes certificates of deposit, investment securities, interest-bearing deposits and stock in Federal Home Loan Bank.

Interest Rate Risk

  ABI and ABO are subject to interest rate risk to the degree that their interest-bearing liabilities, primarily deposits, mature or reprice at different rates than their interest-earning assets. Although having liabilities that mature or reprice less frequently on average than assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors.

  It is important to ABI and ABO to manage the relationship between interest rates and the effect on their net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Assets and liabilities are managed within the context of the marketplace, regulatory limitations and within its limits on the amount of change in NPV, which is acceptable given certain interest rate changes.

  The Office of Thrift Supervision ("OTS") issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. ABI, with assets over $300 million, is required to file the schedule. As ABO does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets on the Thrift Financial Report filed two quarters earlier.

  Presented below, as of December 31, 1998, is an analysis performed by the OTS of ABO's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At June 30, 1998, 2% of the present value of ABO's assets was $1.535 million. Because the interest rate risk of a 200 basis point decrease in market rates (which was greater than the interest rate risk of a 200 basis point increase) was $1.113 million at December 31, 1998, ABO would not have been required to make a capital deduction.
--------------------------------------------------------------------------------
                                                       NPV as Percent of
                      Net Portfolio Value           Present Value of Assets
--------------------------------------------------------------------------------
 Change         Dollar        Dollar      Percent
in Rates        Amount        Change      Change     NPV Ratio      Change
--------------------------------------------------------------------------------
                              (Dollars in Thousands)
+400 bp*       $ 9,781       $  -628        -6%       11.07%         -8 bp
+300 bp         10,397           -12         0%       11.56%        +41 bp
+200 bp         10,781           371        +4%       11.79%        +64 bp
+100 bp         10,805           395        +4%       11.67%        +52 bp
   0 bp         10,409                                11.15%
-100 bp          9,793          -616        -6%       10.42%        -73 bp
-200 bp          9,296        -1,113       -11%        9.80%       -135 bp
-300 bp          9,080        -1,330       -13%        9.46%       -169 bp
-400 bp          8,813        -1,596       -15%        9.07%       -208 bp

*   basis points

  Also presented below, as of December 31, 1998, is an analysis, performed by the OTS, of ABI's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At June 30, 1998, 2% of the present value of ABI's assets was $6.113 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $7.620 million at December 31, 1998, ABI would have been required to make a $754,000 deduction from its total capital available to calculate its risk based capital requirement. This reduction in capital would reduce ABO's risk-based capital ratio to 21.5% from 22.0%, which is still far in excess of the required risk-based capital ratio of 8.0%.

--------------------------------------------------------------------------------
                                                            NPV as Percent of
                                 Net Portfolio Value     Present Value of Assets
--------------------------------------------------------------------------------
 Change          Dollar         Dollar      Percent
in Rates         Amount         Change       Change       NPV Ratio      Change
--------------------------------------------------------------------------------
                                 (Dollars in Thousands)
+400  bp*        $27,724      $-16,888       -38%           9.23%       -447  bp
+300  bp          32,548       -12,063       -27%          10.59%       -311  bp
+200  bp          36,992        -7,620       -17%          11.79%       -191  bp
+100  bp          40,952        -3,659        -8%          12.80%        -90  bp
  0   bp          44,612                                   13.70%
-100  bp          45,743         2,982        +7%          13.82%        +92  bp
-200  bp          53,040         8,429       +19%          15.67%       +197  bp
-300  bp          58,640        14,029       +31%          16.93%       +323  bp
-400  bp          64,241        19,629       +44%          18.12%       +442  bp

*   basis points

  Presented below, as of December 31, 1997, is an analysis performed by the OTS of ABO's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At December 31, 1997, 2% of the present value of ABO's assets was approximately $1.5 million. Because interest risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.9 million at December 31, 1997, ABO would have been required to make a deduction of approximately $200 thousand from its total capital available to calculate its risk based capital requirement if it had been subject to the OTS's reporting requirements under this methodology.
--------------------------------------------------------------------------------
                                                           NPV as Percent of
                         Net Portfolio Value            Present Value of Assets
--------------------------------------------------------------------------------
 Change          Dollar         Dollar      Percent
in Rates         Amount         Change       Change       NPV Ratio      Change
--------------------------------------------------------------------------------
                               (Dollars in Thousands)
--------------------------------------------------------------------------------
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

* basis points

  Also presented below, as of December 31, 1997, is an analysis, performed by the OTS, of ABI's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At December 31, 1997, 2% of the present value of ABI's assets was approximately $6.5 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.6 million at December 31, 1997, ABI would not have been required to make a deduction from its total capital available to calculate its risk based capital requirement.
--------------------------------------------------------------------------------
                                                           NPV as Percent of
                        Net Portfolio Value             Present Value of Assets
--------------------------------------------------------------------------------
 Change          Dollar         Dollar      Percent
in Rates         Amount         Change       Change       NPV Ratio      Change
--------------------------------------------------------------------------------
                               (Dollars in Thousands)
--------------------------------------------------------------------------------
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

                                                        Year Ended December 31
                                                        ----------------------
Weighted Average Yield:                                 1998     1997     1996
--------------------------------------------------------------------------------
  Loans and mortgage-backed securities                  7.99%    7.86%    7.82%
  Other interest-earning assets                         6.08     6.90     6.61
  All interest-earning assets                           7.64     7.72     7.64
Weighted Average Cost:
--------------------------------------------------------------------------------
  Deposits                                              4.88     5.09     4.89
  Federal Home Loan Bank advances                       5.88     6.22     5.86
  All interest-bearing liabilities                      4.91     5.15     4.96
--------------------------------------------------------------------------------
Interest Rate Spread (spread between weighted average
 yield on all interest-earning assets and all
 interest-bearing liabilities)                          2.73     2.57     2.68
--------------------------------------------------------------------------------
Net Yield (net interest income as a percentage of
 average interest-earning assets)                       3.32     3.16     3.17
--------------------------------------------------------------------------------

                                                            At December 31
                                                        ----------------------
Weighted Average Interest Rates:                        1998     1997     1996
------------------------------------------------------------------------------
  Loans and mortgage-backed securities                  7.88%    7.95%    7.92%
  Other interest-earning assets                         5.72     6.56     6.92
  Total interest-earning assets                         7.36     7.77     7.77
  Deposits                                              4.71     4.93     4.93
  Federal Home Loan Bank advances                       5.34     6.04     5.83
  Total interest-bearing liabilities                    4.74     4.99     5.00
  Interest rate spread                                  2.62     2.78     2.77
------------------------------------------------------------------------------

Rate/Volume Analysis

  The following table sets forth certain information regarding changes in interest income, interest expense and net interest income of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (l) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by old volume). No material amounts of loan fees or out-of-period interest is included in the table. Dollars are in thousands.

                                                                         Year Ended December 31
---------------------------------------------------------------------------------------------------------------
                                                             l998 vs. l997                      l997 vs. l996
                                                           Increase(Decrease)                 Increase(Decrease)
                                                            Due to Change in                   Due to Change in
---------------------------------------------------------------------------------------------------------------
                                                                     Net                                 Net
                                          Volume        Rate        Change        Volume      Rate      Change
---------------------------------------------------------------------------------------------------------------
Interest Income:
 Loans and mortgage-backed securities    $(1,790)      $ 417       $(1,373)       $ 458       $154       $ 612
 Other interest-earning assets               820        (479)          341           (2)       155         153
---------------------------------------------------------------------------------------------------------------
 Total interest-earning assets           $  (970)      $ (62)      $(1,032)       $ 456       $309       $ 765
---------------------------------------------------------------------------------------------------------------
Interest Expense:
 Deposits                                $  (188)      $(661)      $  (849)       $ 738       $193       $ 931
 FHLB advances                              (439)        (64)         (503)        (381)        90        (291)
---------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities      $  (627)      $(725)      $(1,352)       $ 357       $283       $ 640
---------------------------------------------------------------------------------------------------------------
 Change in net interest income           $  (343)      $ 663       $   320        $  99       $ 26       $ 125
---------------------------------------------------------------------------------------------------------------

Results of Operations

  Net Interest Income: The Company's loan and mortgage-backed securities portfolio decreased 12.59% to $283,315,000 at December 31, 1998, from $324,130,000 at December 31, 1997. This portfolio had increased .82% at December 31, 1997, from $321,499,000 at December 31, 1996. As previously noted, loans decreased due to low fixed rate loans and the refinancing of existing loans. The mortgage-backed securities were purchased in past years when investable funds exceeded demand for mortgage loans in the Company's market area. Mortgage-backed securities also continue to reduce in outstanding due to refinancing into the low fixed rate loans.

  Loan originations and purchases including equity lines of credit were up 55.79% to $195,762,000 in 1998 compared with $125,659,000 in 1997 and were up
3.86% in 1997 compared to $120,985,000 in 1996. Fixed-rate mortgage loans in the amount of $93,498,000, $29,862,000 and $18,359,000 were originated and sold into the secondary market during 1998, 1997 and 1996, respectively.

  No purchases of mortgage-backed securities were made in 1998 or 1997 as rates were not advantageous for long term investments. During 1996 the Company purchased $2,532,000 of mortgage-backed securities. All purchases have been in the form of 15-year fixed-rate government agency insured securities.

  Average interest-earning assets decreased $9,558,000 or 2.52% to $370,185,000 in 1998 from $379,743,000 in 1997. The 1998 decrease was in average loans and average mortgage-backed securities while other interest-earning assets increased. Average interest-bearing assets increased $5,819,000 or 1.56% in 1997 over $373,924,000 in 1996. The 1997 increase was in average loans while average mortgage-backed securities decreased and other interest-earning assets remained the same. In 1998 ABO maintained borrowings from the Federal Home Loan Bank and used the funds for leveraging assets and both institutions took advantage of these borrowings and leveraged assets in 1997 and 1996. These borrowed funds were used to acquire government backed bonds and/or insured bank certificates of deposits at a spread to the cost of borrowed funds.

  The average yield on the Company's total interest-earning assets was 7.64% in 1998 and 7.72% in 1997 and 7.64% in 1996. Total interest income was $28,301,000, $29,333,000 and $28,567,000 for 1998, 1997 and 1996, respectively.
The $1,032,000 decrease in interest income in 1998 were reductions of $970,000 related to volume decreases and $62,000 related to rate decreases while the $765,000 increase in interest income in 1997 was $456,000 related to volume increases and $309,000 related to rate increases.

  Average interest-bearing liabilities decreased $11,149,000 or 3.31% to $325,420,000 in 1998 from $336,569,000 in 1997. The decrease was composed of average interest bearing demand deposits increasing while average savings deposits remained stable and both average certificates of deposit and average borrowings from the Federal Home Loan Bank decreased. Average interest-bearing liabilities increased only $5,000 in 1997 over $336,564,000 in 1996. Total interest expense was $15,993,000, $17,345,000 and $16,705,000 for 1998, 1997 and
1996, respectively. The $1,352,000 reduction of interest expense in 1998 was due to volume decreases of $627,000 and rate decreases of $725,000 while the $640,000 increase in 1997 was due to volume increases of $357,000 and rate increases of $283,000.

  The net interest spread, which is the mathematical difference between the yield on average interest-bearing assets and cost of average interest-bearing liabilities was 2.73% in 1998, 2.57% in 1997 and 2.68% in 1996. The net yield, which is interest income as percent of average earning assets, was 3.32% in 1998, 3.16% in 1997 and 3.17% in 1996.

  Provision for Loan Losses: The provision for loan losses was $159,000 in 1998, $242,000 in 1997 and $66,000 in 1996. The provision is the amount that is added to the allowance for loan losses for future charge-offs. The allowance for loan loss was .49% of loans at December 31, 1998, and .40% of net loans at December 31, 1997, and represents management's best estimate of expected charge-offs in the loan portfolio. Net loan charge-offs have historically been less than the annual provision for loan losses and were $138,000, $182,000 and $39,000 in 1998, 1997 and 1996, respectively. Non-performing assets (e.g. real estate owned, non-accrual loans and loans 90 days or more past due) were $881,000, $1,162,000 and $1,137,000 at December 31, 1998, 1997 and 1996, respectively.
The Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles. The variation in the amount of provision charged against income is directly related to loan charge offs, loan delinquencies, economic conditions in the Company's lending area and loan growth or reduction during each year.

  Other Income: Other income was $3,429,000, $2,864,000 and $2,433,000 for 1998,
1997 and 1996, respectively. The increase in 1998 over 1997 and 1997 over 1996 were due mainly to increased gains on sale of loans to the secondary market and to a gain on the sale of servicing rights. These gains were $1,055,000, $597,000 and $324,000 in 1998, 1997 and 1996, respectively. Other income also increased in 1997 because of a gain on the sale of land. The land had been purchased for a branch sight and the excess land was sold at a gain of $57,000. Operating losses associated with the limited partnership amounted to $154,000 in 1998, $164,000 in 1997 and $152,000 in 1996.

  Other Expense: Operating expenses were $9,655,000, $8,985,000 and $10,520,000 for 1998, 1997 and 1996, respectively. The increase in 1998 was due to an increase of one branch by ABI and an increase of two branches by ABO, expenses related to the name change of both institutions, three computer conversions and to a lesser degree to the Year 2000 work while the decrease in 1997 was due to the lack of the one time special Savings Association Insurance Fund ("SAIF") assessment and to the lower federal insurance premiums instituted after the special assessment which both totaled $2,335,000 less in 1997 compared to 1996. Expense increased in 1997 due to the opening of a new branch by ABI. Expenses increased in both 1998 and 1997 due to increases in new loan volume and associated expenses.

  Income Tax Expense: Income tax expense increased to $2,085,000 in 1998 from $1,992,000 in 1997 and $1,305,000 for 1996. The effective federal tax rate has remained consistent at 35.2%, 35.4% and 35.2% for 1998, 1997 and 1996,
respectively, The increase in the dollar amount of taxes is due to increased pretax income each year.

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

  Liquidity ratios at December 31, 1998, 1997, and l996 were 29.4%, 11.7% and 11.8%, respectively, for ABI and 17.65%, 6.6% and 4.7%, respectively, for ABO. The Institutions have exceeded their monthly average liquidity requirement for all periods presented.

  Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of liquid funds. In addition, the Company has the ability to obtain funds through the sale of new mortgage loans and through borrowings from the Federal Home Loan Bank system.

  At December 31, 1998, the Company's commitments for loans in process totaled $6,600,000. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs. A good portion of these commitments are for fixed-rate mortgage loans which will be sold immediately into the secondary market.

  On November 23, 1998, the Board of Directors declared an eleven-for-ten stock split effected in the form of a dividend on common stock outstanding at the close of business on December 18, 1998. This stock split was payable on January 4, 1999, and all per share information in this report has been restated to reflect this split.

  On February 26, 1996, the Board of Directors declared a four-for-three stock split of the common stock outstanding at the close of business on March 15, 1996. In addition, the Company adopted the 1996 Stock Option Plan, which provides for the granting of incentive and non-qualified stock options. An amendment of the 1996 Plan approved by the shareholders in April 1998 extended the plan's term to ten years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares. Options for 29,768, 32,838 and 57,456 shares were exercised in 1998, 1997 and 1996, respectively. See note 11 to the consolidated financial statements for option activity and the pro forma effect on net income.

  In July 1998, the Company's Board of Directors approved a one-year repurchase program to acquire up to 10% of the Company's outstanding common stock, approximately 330,000 shares, at a cumulative cost not to exceed $5,000,000.
The Company repurchased 201,388 shares in 1998 at an aggregate cost of $3,358,061 through December 31, 1998. In 1997 and 1996, the Company repurchased 91,525 and 258,307 shares, respectively, under previous repurchase programs at a cost of $1,311,214 and $3,964,198, respectively. In addition the Company retired 173 shares at a cost of $3,189 for fractional shares created by the 1998 stock split.

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

Current Accounting Issues

  Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in 1998 and will become effective for all fiscal years beginning after June 15, 1999. SFAS No. 133 was issued to require the recording of derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. If certain conditions are met a derivative may be specifically designed as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability of an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency-denominated forecasted transaction. This new Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge. The Company does not currently nor does it expect to have derivative instruments or hedge transactions. If these instruments or activities are undertaken in the future, SFAS No. 133 would be implemented.

  SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, was issued in 1998 and will become effective for interim and annual financial periods beginning after December 15, 1998. This statement amends SFAS No. 65 which was previously amended by SFAS nos. 115 and 125, and requires a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loan held for sale. This statement further amends SFAS No. 65 to require that after securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security or other retained interests based on the entity's ability and intent to sell or hold those investments. The Company is not currently securitizing mortgage loans. If securitization of mortgage loans is initiated by the Company, any portion retained will accounted for under SFAS No. 134.

Year 2000 Readiness Disclosure

  The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation and any equipment with computer chips may be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems and computer chips will properly recognize date-sensitive information when the year changes to 2000. Computer chips that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company has developed an extensive Year 2000 Compliance Plan. The Company has completed the assessment process of all its business processes to make a determination of areas that could be affected by the Year 2000 problem. The review included all hardware, software and any interaction with third party vendors. The Company is in the process of testing all on-site hardware and software. In addition, the Company will be testing the interfaces and communications with those third party vendors with which it conducts business through automated or computerized processes. The Company expects to complete all testing of all identified areas during the second quarter of 1999.

  The Company believes that its assessment, remediation and testing of all of its hardware, software and processes have adequately addressed all Year 2000 issues. The Company has, however, developed, and will continue to modify, a Business Resumption Plan ("Plan"). The Plan attempts to anticipate all scenarios of failure, either in our own systems or the failure of an organization on which the Company is dependent for services. The Plan creates alternate plans to conduct business in the event of any system failure.

  The Company has committed a great deal of management time in creating and implementing its Year 2000 Compliance Plan. To date the Company has not incurred a significant amount of external costs in the remediation and replacement of existing systems and did not track internal personnel costs associated with the Year 2000 work. Management believes that expenses associated with the Year 2000 compliance have not, nor are they expected to have, a material impact on the Company's net income.

                       Ameriana Bancorp and Subsidiaries
                     Consolidated Statements of Condition

-------------------------------------------------------------------------------------------------------
                                                                                    December 31
-------------------------------------------------------------------------------------------------------
Assets                                                                           1998          1997
-------------------------------------------------------------------------------------------------------
 Cash on hand and in other institutions                                      $  7,545,308  $  5,066,177
 Interest-bearing demand deposits                                              38,005,929    10,142,903
 Interest-bearing time deposits                                                 3,487,000            --
 Investment securities held to maturity (fair value of $51,512,000 and
  $35,300,000)                                                                 51,581,077    35,394,511

 Mortgage-backed securities held to maturity (fair value of $20,437,000
  and $30,164,000)                                                             20,217,346    29,996,499

 Mortgage loans held for sale                                                   4,181,256     1,419,471
 Loans, net of allowance for loan losses of $1,284,286 and $1,163,490         261,813,134   292,969,610
 Real estate owned                                                                 96,408       159,994
 Premises and equipment                                                         6,091,944     5,909,205
 Stock in Federal Home Loan Bank                                                3,587,700     3,412,100
 Mortgage servicing rights                                                      1,076,948       526,367
 Investments in unconsolidated affiliates                                       1,424,455     1,578,365
 Intangible assets                                                              2,057,464        69,700
 Other assets                                                                   4,552,194     4,222,600
-------------------------------------------------------------------------------------------------------
     Total assets                                                            $405,718,163  $390,867,502
=======================================================================================================

Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------
 Liabilities
  Deposits
   Noninterest-bearing                                                       $ 14,633,031  $  8,746,447
   Interest-bearing                                                           319,356,272   313,470,716
-------------------------------------------------------------------------------------------------------
     Total deposits                                                           333,989,303   322,217,163
  Advances from Federal Home Loan Bank                                         17,100,699    16,015,615
  Drafts payable                                                                4,353,792     4,225,472
  Advances by borrowers for taxes and insurance                                 1,030,976       955,121
  Other liabilities                                                             3,894,245     3,019,261
-------------------------------------------------------------------------------------------------------
     Total liabilities                                                        360,369,015   346,432,632
-------------------------------------------------------------------------------------------------------
 Shareholders' equity
  Preferred stock (5,000,000 shares authorized; none issued)
  Common stock ($1.00 par value; authorized 15,000,000 shares; issued
   shares: 1998--3,510,686 and 1997--3,233,207)                                 3,510,686     3,233,207

  Additional paid-in capital                                                    6,775,114     7,571,955
  Retained earnings--substantially restricted                                  35,063,348    33,629,708
-------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                45,349,148    44,434,870
-------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                              $405,718,163  $390,867,502
=======================================================================================================


See accompanying notes.

                       Ameriana Bancorp and Subsidiaries
                       Consolidated Statements of Income

-------------------------------------------------------------------------------------------------------------
                                                                               Year Ended December 31
-------------------------------------------------------------------------------------------------------------
                                                                          1998          1997          1996
-------------------------------------------------------------------------------------------------------------
Interest Income:
 Interest on loans                                                    $22,517,412   $23,234,010   $22,060,098
 Interest on mortgage-backed securities                                 1,662,731     2,318,561     2,880,392
 Interest on investment securities                                      2,588,876     3,307,166     2,987,237
 Other interest and dividend income                                     1,531,570       473,076       639,761
-------------------------------------------------------------------------------------------------------------
     Total interest income                                             28,300,589    29,332,813    28,567,488
-------------------------------------------------------------------------------------------------------------
Interest Expense
 Interest on deposits                                                  15,265,293    16,114,262    15,183,543
 Interest on Federal Home Loan Bank advances                              727,546     1,231,172     1,521,693
-------------------------------------------------------------------------------------------------------------
     Total interest expense                                            15,992,839    17,345,434    16,705,236
-------------------------------------------------------------------------------------------------------------
Net Interest Income                                                    12,307,750    11,987,379    11,862,252
Provision for loan losses                                                 159,000       242,000        66,000
-------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                    12,148,750    11,745,379    11,796,252
-------------------------------------------------------------------------------------------------------------
Other Income
 Net loan servicing fees                                                  190,584       319,000       328,804
 Other fees and service charges                                           911,384       702,046       657,042
 Brokerage and insurance commissions                                    1,268,461     1,179,728     1,197,628
 Loss on investments in unconsolidated affiliates                        (153,960)     (130,351)     (121,760)
 Gains on sales of loans and servicing rights                           1,055,424       597,226       324,265
 Other                                                                    156,992       196,180        46,836
-------------------------------------------------------------------------------------------------------------
     Total other income                                                 3,428,885     2,863,829     2,432,815
-------------------------------------------------------------------------------------------------------------
Other Expense:
 Salaries and employee benefits                                         5,248,336     5,090,073     4,752,664
 Net occupancy expense                                                  1,366,579     1,280,703     1,070,388
 Federal insurance premium                                                193,833       204,634       660,608
 Data processing expense                                                  389,126       325,327       321,173
 Printing and office supplies                                             339,381       302,043       289,109
 Savings Association Insurance Fund assessment                                 --            --     1,878,897
 Other                                                                  2,117,470     1,782,069     1,547,379
-------------------------------------------------------------------------------------------------------------
     Total other expense                                                9,654,725     8,984,849    10,520,218
-------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                              5,922,910     5,624,359     3,708,849
Income taxes                                                            2,084,530     1,992,490     1,305,344
-------------------------------------------------------------------------------------------------------------
Net Income                                                            $ 3,838,380   $ 3,631,869   $ 2,403,505
=============================================================================================================
Basic Earnings Per Share                                                    $1.08         $1.02          $.66
=============================================================================================================
Diluted Earnings Per Share                                                  $1.06         $1.01          $.65
=============================================================================================================
Dividends Declared Per Share                                                 $.59          $.56          $.52
=============================================================================================================

See accompanying notes.

                       Ameriana Bancorp and Subsidiaries
                Consolidated Statements of Shareholders' Equity

---------------------------------------------------------------------------------------------------
                                                             Additional
                                                 Common       Paid-in       Retained
                                                  Stock       Capital       Earnings       Total
---------------------------------------------------------------------------------------------------
Balance at January 1, 1996                     $2,648,403   $12,981,032   $31,485,254   $47,114,689
Net income                                             --            --     2,403,505     2,403,505
Dividends declared                                     --            --    (1,880,560)   (1,880,560)
Four-for-three stock split                        831,319      (831,319)           --            --
Purchase of common stock                         (234,825)   (3,730,719)           --    (3,965,544)
Exercise of stock options                          46,422       226,279            --       272,701
---------------------------------------------------------------------------------------------------
Balance at December 31, 1996                    3,291,319     8,645,273    32,008,199    43,944,791
Net income                                             --            --     3,631,869     3,631,869
Dividends declared                                     --            --    (2,010,360)   (2,010,360)
Purchase of common stock                          (83,205)   (1,228,009)           --    (1,311,214)
Exercise of stock options                          25,093       154,691            --       179,784
---------------------------------------------------------------------------------------------------
Balance at December 31, 1997                    3,233,207     7,571,955    33,629,708    44,434,870
Net income                                             --            --     3,838,380     3,838,380
Dividends declared                                     --            --    (2,082,555)   (2,082,555)
Eleven-for-ten stock split                        318,996            --      (318,996)           --
Payment for fractional shares in connection
 with eleven-for-ten stock split                       --            --        (3,189)       (3,189)
Purchase of common stock                         (183,080)   (3,174,981)           --    (3,358,061)
Stock issued in purchase of subsidiary            114,955     2,026,082            --     2,141,037
Exercise of stock options                          26,608       352,058            --       378,666
---------------------------------------------------------------------------------------------------
Balance at December 31, 1998                   $3,510,686   $ 6,775,114   $35,063,348   $45,349,148
===================================================================================================

See accompanying notes.

                       Ameriana Bancorp and Subsidiaries
                     Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------
                                                                                              Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------
                                                                                        1998           1997           1996
------------------------------------------------------------------------------------------------------------------------------
Operating Activities
------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                         $  3,838,380   $  3,631,869   $  2,403,505
 Adjustments to reconcile net income to net cash provided by operating activities
  Provision for losses on loans and real estate owned                                    191,000        242,000         66,000
  Depreciation and amortization                                                          695,678        631,108        575,387
  Equity in loss of limited partnership                                                  153,910        163,810        152,555
  Mortgage servicing rights amortization                                                 221,568        118,853        122,813
  Goodwill amortization                                                                  148,588         28,320         28,320
  Deferred income taxes                                                                  177,086        129,036        128,907
  Gains on sales of real estate owned                                                    (28,350)       (25,202)       (12,241)
  Mortgage loans originated for sale                                                 (96,259,078)   (30,534,904)   (19,105,599)
  Proceeds from sale of mortgage loans                                                93,861,572     30,193,705     18,581,503
  Gains on sale of loans and servicing rights                                         (1,055,424)      (597,226)      (324,265)
  Decrease (increase) in other assets                                                   (188,335)        39,495       (854,060)
  Increase (decrease) in drafts payable                                                  128,320       (332,206)     2,035,746
  Increase (decrease) in other liabilities                                               (62,266)       823,068       (561,808)
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                         1,822,649      4,511,726      3,236,763
------------------------------------------------------------------------------------------------------------------------------
Investing Activities
------------------------------------------------------------------------------------------------------------------------------
 Purchase of interest-bearing time deposits                                           (3,487,000)            --             --
 Purchase of investment securities held to maturity                                  (82,193,490)    (6,800,000)   (30,944,003)
 Proceeds from maturity of securities held to maturity                                 5,000,000             --             --
 Proceeds from calls of securities held to maturity                                   60,985,198     22,150,000      2,800,000
 Principal collected on mortgage-backed securities held to maturity                    9,628,554      8,423,491      8,856,215
 Purchases of mortgage-backed securities held to maturity                                     --             --     (2,531,581)
 Net change in loans                                                                  45,177,038    (11,664,366)   (16,150,843)
 Mortgage servicing rights purchased                                                          --       (247,442)      (224,724)
 Proceeds from sales of mortgage servicing rights                                             --        648,516             --
 Proceeds from sales of real estate owned                                                244,608        156,400        226,277
 Net purchases of premises and equipment                                                (212,566)      (780,025)    (1,510,395)
 Investment in unconsolidated affiliate                                                       --          4,564             --
 Cash received in acquisitions                                                        19,607,676             --             --
 Other investing activities                                                             (141,420)       (52,900)      (326,974)
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by investing activities                                 54,608,598     11,838,238    (39,806,028)
------------------------------------------------------------------------------------------------------------------------------
Financing Activities
------------------------------------------------------------------------------------------------------------------------------
 Net change in demand and passbook deposits                                           17,892,349       (392,297)    (1,225,470)
 Net change in certificates of deposit                                               (40,013,911)     3,958,584     29,180,452
 Advances from Federal Home Loan Bank                                                  9,000,000     72,100,000     86,000,000
 Repayment of Federal Home Loan Bank advances                                         (7,914,916)   (82,632,988)   (72,455,066)
 Proceeds from exercise of stock options                                                 378,666        179,784        272,701
 Purchase of common stock                                                             (3,358,061)    (1,311,214)    (3,965,544)
 Cash dividends paid                                                                  (2,070,028)    (1,986,793)    (1,837,091)
 Payment for fractional shares                                                            (3,189)            --             --
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by financing activities                                (26,089,090)   (10,084,924)    35,969,982
------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                      30,342,157      6,265,040       (599,283)
Cash and Cash Equivalents at Beginning of Year                                        15,209,080      8,944,040      9,543,323
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                            $ 45,551,237   $ 15,209,080   $  8,944,040
==============================================================================================================================

See accompanying notes.

                       Ameriana Bancorp and Subsidiaries
                  Notes to Consolidated Financial Statements


1.  Nature of Operations and Summary of Significant Accounting Policies

     Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly owned subsidiaries: Ameriana Bank of Indiana, FSB ("ABI"), Ameriana Bank of Ohio, FSB ("ABO"), Ameriana Financial Services, Inc., Indiana Title Insurance Company and Ameriana Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated.

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

     The Company is a thrift holding company whose principal activity is the ownership and management of its thrift and other subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors. The thrifts are subject to the regulation of the Office of Thrift Supervision ("OTS"). The Company's gross revenues are substantially earned from the various banking services provided by ABI and ABO. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

     ABI generates loans and receives deposits from customers located primarily in east central Indiana. The economy of Ameriana's primary market, while not dominated by any single employer, is significantly influenced by the agriculture and automotive-related industries. ABO generates loans and receives deposits from customers located primarily in southwestern Ohio. Loans are generally secured by specific items of collateral including real property and consumer assets. The Company has sold various loans to investors while retaining the servicing rights.

     Reclassifications: Certain reclassifications of 1997 and 1996 amounts have been made to conform with 1998 presentation.

     Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing demand deposits.

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

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     Loans: Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and installment loans to be homogeneous and therefore excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

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

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1998, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

     Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

     Intangible assets: Intangible assets are being amortized on an accelerated or straight-line basis not exceeding a period of up to 15 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

     Earnings per Share: Earnings per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding during each year.

     Stock Splits: On November 23, 1998, the Board of Directors declared an eleven-for-ten stock split effected in the form of a dividend under which every ten shares of the Company's common stock outstanding on the close of business on December 18, 1998, were converted into eleven shares of common stock. No fractional shares were issued; cash in lieu of fractional shares was paid to shareholders. On February 26, 1996, the Board of Directors declared a four-for-three stock split under which every three shares of the Company's common stock outstanding at the close of business on March 15, 1996, were converted into four shares of common stock. No fractional shares were issued; cash in lieu of fractional shares was paid to shareholders. Per share and shares outstanding amounts and stock option plan data for all periods presented have been adjusted to give effect to the splits.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     Mortgage servicing rights: Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

     Stock Options: Stock options are generally granted for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for these stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

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

2. Acquisitions

     On July 1, 1998, the Company completed the purchase of Cardinal State Bank ("Cardinal"), Maineville, Ohio and merged its two locations into ABO. The transaction was recorded under the purchase method of accounting. The Company paid $1,121,534 in cash including expenses, and issued 126,451 shares of common stock and $450,760 of promissory notes for a total purchase price of $3,713,331. The Cardinal acquisition included $14,380,000 of loans, $9,384,000 of cash and cash equivalents and $21,521,000 of deposits. The Company recorded intangible assets totaling $1,351,000 related to the transaction.

     On February 27, 1998, the Company completed the purchase of deposits and branch facility in Morristown, Indiana from National City Bank of Indiana. The transaction was recorded under the purchase method of accounting. The Morristown acquisition included assets and liabilities of $12,394,000, including cash of $11,346,000, and deposits of $12,388,000. Intangible assets of $684,000 were recorded.

     The results of operations of the Cardinal locations and the Morristown branch have been included since their acquisition date. Intangible assets are being amortized over estimated useful lives.

3. Investment Securities

     Investment securities held to maturity at December 31, 1998, included federal agencies at an amortized cost of $51,581,000 with a fair value of approximately $51,512,000 and gross unrealized gains and (losses) of $15,000 and $(84,000), respectively. Investment securities at December 31, 1997, included federal agencies at an amortized cost of $35,395,000 with a fair value of approximately $35,300,000 and gross unrealized gains and (losses) of $4,000 and $(99,000), respectively.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The amortized cost and fair value of securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

--------------------------------------------------------------------------------
                                                         Amortized      Fair
                                                           Cost         Value
--------------------------------------------------------------------------------
Maturity Distribution at December 31, 1998
 Due in one through five years                          $ 1,700,000  $ 1,705,000
 Due after five through ten years                        15,922,000   15,874,000
 Due after ten years                                     33,959,000   33,933,000
--------------------------------------------------------------------------------
                                                        $51,581,000  $51,512,000
================================================================================

     Investment securities with a total amortized cost of $15,000,000 and $10,897,000 were pledged at December 31, 1998 and 1997, to secure FHLB advances.

4. Loans and Mortgage-Backed Securities

     Loans receivable consist of the following:

--------------------------------------------------------------------------------
                                                               December 31
--------------------------------------------------------------------------------
                                                          1998          1997
--------------------------------------------------------------------------------
Residential mortgage loans                            $228,812,624  $254,171,680
Commercial mortgage loans                               15,281,926     4,929,752
Installment loans                                       29,015,602    38,623,118
Commercial loans                                           861,579        19,383
Loans secured by deposits                                1,350,858     1,308,257
--------------------------------------------------------------------------------
                                                       275,322,589   299,052,190
--------------------------------------------------------------------------------
Deduct
--------------------------------------------------------------------------------
 Undisbursed loan proceeds                              12,123,253     4,875,813
 Deferred loan fees, net                                   101,916        43,277
 Allowance for loan losses                               1,284,286     1,163,490
--------------------------------------------------------------------------------
                                                        13,509,455     6,082,580
--------------------------------------------------------------------------------
                                                      $261,813,134  $292,969,610
================================================================================

     Loans being serviced for investors, primarily the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, by the Company totaled approximately $181,000,000, $117,000,000 and $145,000,000 as of December
31, 1998, 1997 and 1996, respectively. Such loans are not reflected in the preceding table.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The aggregate fair value of capitalized mortgage servicing rights at December 31, 1998 and 1997 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates. No valuation allowance was necessary at December 31, 1998 or 1997.

-----------------------------------------------------------------------------
                                                   Year Ended December 31
-----------------------------------------------------------------------------
                                              1998         1997        1996
-----------------------------------------------------------------------------
Mortgage servicing rights
 Balance at beginning of year              $  526,367   $ 780,770   $ 577,068
 Servicing rights capitalized                 691,145     416,555     326,515
 Servicing rights acquired in acquisition      81,004
 Servicing rights sold                             --    (552,105)         --
 Amortization of servicing rights            (221,568)   (118,853)   (122,813)
-----------------------------------------------------------------------------
 Balance at end of year                    $1,076,948   $ 526,367   $ 780,770
=============================================================================

     At December 31, 1998 and 1997, the Company had outstanding commitments to originate loans of approximately $6,600,000 and $8,600,000, which were primarily for adjustable-rate mortgage with rates that are determined just prior to closing loans or fixed-rate mortgage loans with rates locked in at the time of loan commitment. The majority of the fixed rate loans are sold at the time the rates are locked. In addition, the Company had $19,335,000 and $13,509,000, respectively, of conditional commitments for lines of credit and credit card receivables. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

     The fair value of mortgage-backed securities at December 31, 1998 and 1997, was $20,437,000 and $30,164,000, respectively. Gross unrealized gains and (losses) on mortgage-backed securities at December 31, 1998 and 1997, were $259,000 and $(39,000), and $315,000 and $(147,000), respectively. Mortgage-
backed securities with a total amortized cost of $4,861,000 and $8,847,000, were pledged at December 31, 1998 and 1997, to secure FHLB advances.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

5. Allowance for Losses

     Changes to the allowances for losses on loans and real estate owned are as follows:

-------------------------------------------------------------------------------
                                                  Year Ended December 31
-------------------------------------------------------------------------------
                                              1998         1997         1996
-------------------------------------------------------------------------------
Loans
 Balance at beginning of year              $1,163,490   $1,103,513   $1,076,038
 Provision for losses                         159,000      242,000       66,000
 Increase from acquisition                    100,000           --           --
 Net charge-offs
  Charge-offs                                (165,616)    (200,242)     (51,970)
  Recoveries                                   27,412       18,219       13,445
-------------------------------------------------------------------------------
  Net charge-offs                            (138,204)    (182,023)     (38,525)
-------------------------------------------------------------------------------
 Balance at end of year                    $1,284,286   $1,163,490   $1,103,513
===============================================================================
Real estate owned
 Balance at beginning of year              $       --   $       --   $       --
 Provision for losses                          32,000           --           --
 Net charge-offs
  Charge-offs                                      --           --           --
  Recoveries                                       --           --           --
-------------------------------------------------------------------------------
  Net charge-offs                                  --           --           --
-------------------------------------------------------------------------------
 Balance at end of year                    $   32,000   $       --   $       --
===============================================================================


5. Premises and Equipment

      Premises and equipment consists of the following:

--------------------------------------------------------------------------------
                                                              December 31
--------------------------------------------------------------------------------
                                                           1998         1997
--------------------------------------------------------------------------------
Land                                                    $ 1,288,595  $ 1,240,892
Land improvements                                           491,037      414,736
Office buildings                                          6,152,910    5,846,340
Furniture and equipment                                   3,621,326    3,424,872
Automobiles                                                 121,914       66,688
--------------------------------------------------------------------------------
                                                         11,675,782   10,993,528
Less accumulated depreciation                             5,583,838    5,084,323
--------------------------------------------------------------------------------
                                                        $ 6,091,944  $ 5,909,205
================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


5. Investments in Unconsolidated Affiliates

     Investments in unconsolidated affiliates include an investment in a limited partnership of $971,417 and $1,125,377 at December 31, 1998 and 1997. This investment represents a 6.4 % equity in the partnership, which was organized to acquire and manage real estate investments. Total cash contributed was $1,458,849 in 1995. The Company recorded a net loss of $153,960, $163,810 and $152,555 for 1998, 1997 and 1996 on its investment, and low income housing tax credits of $212,316, $183,200 and $115,364. Available financial statements for the partnership as of December 31, 1998 and 1997, reported total assets of $19,574,555 and $24,085,704; total partners' equity of $15,337,026 and
$18,590,389 and for each of the three years in the period ended December 31, 1998, a net loss of $2,700,000, $2,785,509 and $1,732,056, with the losses allocated based on the dates of partners' contributions and other factors.

     In addition, the Company has invested $453,038 in a life insurance company. Dividends from this affiliate for the years ended December 31, 1998, 1997 and 1996 were $50, $33,459 and $30,795, respectively. Commission income also generated through this affiliate is included in Other Income.

6. Deposits

     Deposits consist of the following:

--------------------------------------------------------------------------------
                                                             December 31
--------------------------------------------------------------------------------
                                                          1998          1997
--------------------------------------------------------------------------------
Demand                                                $ 61,697,281  $ 29,995,452
Savings                                                 44,177,406    44,714,378
Certificates of $100,000 or more                        28,153,275    47,630,340
Other certificates                                     199,961,341   199,876,993
--------------------------------------------------------------------------------
                                                      $333,989,303  $322,217,163
================================================================================

     Certificates maturing in years ending after December 31, 1998:

--------------------------------------------------------------------------------
1999                                                                $123,036,396
2000                                                                  77,425,057
2001                                                                  15,428,359
2002                                                                   2,936,171
2003                                                                   6,227,083
Thereafter                                                             3,061,550
--------------------------------------------------------------------------------
                                                                    $228,114,616
================================================================================

     Interest paid on deposits approximated interest expense in 1998, 1997 and 1996.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

9. Borrowings

     Borrowings consist of the following:

--------------------------------------------------------------------------------
                                                    December 31
--------------------------------------------------------------------------------
                                            1998                    1997
--------------------------------------------------------------------------------
                                                Weighted                Weighted
                                                 Average                 Average
                                     Amount       Rate       Amount       Rate
-------------------------------------------------------------------------------
Advances from FHLB:
 Maturities in years ending
 December 31:
  1998                                                    $ 7,600,000      5.88%
  1999                                                      1,000,000      5.98
  2001                            $   621,106      6.30%      809,168      6.30
  2004                                 25,772      8.15        38,633      8.15
  2005                              3,220,149      6.60     3,769,808      6.60
  2006                              2,359,127      5.65     2,798,006      5.66
  2008                             10,874,545      4.84
--------------------------------------------------------------------------------
                                  $17,100,699      5.34%  $16,015,615      6.04%
================================================================================

     Certain advances are secured by first-mortgage loans in an amount equal to at least 150% of the advances. Other advances are secured by mortgage-backed securities or investment securities. Advances are subject to restrictions or penalties in the event of prepayment.

     Interest paid on borrowings was $721,779, $1,245,589 and $1,495,037 for 1998, 1997 and 1996.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

10.  Income Taxes

        Significant components of the Company's deferred tax assets and liabilities are as follows:

-------------------------------------------------------------------------------
                                                              December 31
-------------------------------------------------------------------------------
                                                            1998         1997
-------------------------------------------------------------------------------
Deferred tax assets
 Deferred compensation                                  $    14,000   $  33,000
 General loan loss reserves                                 514,000     466,000
 Other                                                       80,000      83,000
-------------------------------------------------------------------------------
                                                            608,000     582,000
-------------------------------------------------------------------------------
Deferred tax liabilities
 FHLB stock dividends                                      (321,000)   (294,000)
 Tax bad debt reserves                                     (326,000)   (391,000)
 Purchase accounting adjustments                            (93,000)    (96,000)
 Deferred loan fees                                         (61,000)    (74,000)
 Mortgage servicing rights                                 (348,000)    (95,000)
 Other                                                      (50,000)    (46,000)
-------------------------------------------------------------------------------
                                                         (1,199,000)   (996,000)
-------------------------------------------------------------------------------
     Net tax liabilities                                $  (591,000)  $(414,000)
===============================================================================

        The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

-------------------------------------------------------------------------------
                                                       Year Ended December 31
--------------------------------------------------------------------------------
                                                       1998     1997     1996
--------------------------------------------------------------------------------
Statutory federal tax rate                              34.0%    34.0%    34.0%
State income taxes, net of federal tax benefit           4.7      4.5      4.8
Tax credits                                             (3.6)    (3.3)    (3.1)
Other                                                     .1       .2      (.5)
-------------------------------------------------------------------------------
Effective tax rate                                      35.2%    35.4%    35.2%
================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The provision for income taxes consists of the following:

------------------------------------------------------------------------------
                                                  Year Ended December 31
------------------------------------------------------------------------------
                                               1998        1997        1996
------------------------------------------------------------------------------
Federal
 Current                                    $1,520,647  $1,497,023  $  934,021
 Deferred                                      142,810     112,679     102,062
------------------------------------------------------------------------------
                                             1,663,457   1,609,702   1,036,083
------------------------------------------------------------------------------
State
 Current                                       386,797     366,431     242,416
 Deferred                                       34,276      16,357      26,845
------------------------------------------------------------------------------
                                               421,073     382,788     269,261
------------------------------------------------------------------------------
                                            $2,084,530  $1,992,490  $1,305,344
==============================================================================

        The Company paid $1,722,000, $1,460,000 and $1,675,000 of state and federal income taxes in 1998, 1997 and 1996, respectively.

11.  Employee Benefits

        The Company is a participating employer in a multi-employer defined benefit pension plan sponsored by the Pentegra Group (formerly known as the Financial Institutions Retirement Fund) and a 401(k) plan also administered by the Pentegra Group. The plans cover substantially all full-time employees of the Company. Since the defined benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Contributions for ABI's defined benefit plan have not been required since June 1987, because the plan reached the Internal Revenue Service's full funding limitation. ABO's plan requires cash contributions. Pension expense for the plans totaled $27,800, $18,400 and $41,000 in 1998, 1997 and 1996, respectively.

        Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan ("1996 Plan"), the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain non incentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan approved by the shareholders in April 1998 extended the plan's term by five years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 1998, 1997 and 1996. The number of shares and prices have been restated to give effect to the Company's 1998 and 1996 stock splits.

--------------------------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31
--------------------------------------------------------------------------------------------------------------------
                                                  1998                      1997                      1996
--------------------------------------------------------------------------------------------------------------------
                                                    Weighted-                 Weighted-                 Weighted-
                                                     Average                   Average                   Average
               Options                   Shares   Exercise Price   Shares   Exercise Price   Shares   Exercise Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        277,890      $13.87       137,390       $10.68      142,046      $ 7.55
Granted                                   8,800       15.50       185,130        14.99       52,800       12.53
Exercised                               (29,768)      12.18       (32,838)        6.64      (57,456)       4.55
Forfeited/expired                          (441)      13.02       (11,792)       14.32           --          --
                                      ---------                  --------                 ---------
Outstanding at end of year              256,481       14.18       277,890        13.87      137,390       10.68
                                      =========                  ========                 =========
Options exercisable at year end         196,552       13.68       199,130        14.02      137,390       10.68
Weighted-average fair value of
 options granted during the year                     $ 3.24                     $ 3.18                   $ 2.15


     As of December 31, 1998, other information in exercise price ranges for options outstanding and exercisable is as follows:

                               Outstanding                                          Exercisable
-------------------------------------------------------------------------------------------------------
                                      Weighted-       Weighted-Average                    Weighted-
    Exercise Price        Number       Average      Remaining Contractual     Number       Average
         Range           of Shares  Exercise Price          Life             of Shares  Exercise Price
-------------------------------------------------------------------------------------------------------
$5.57                       3,300     $ 5.57               1 month               3,300     $ 5.57
9.43 - 12.53               81,690      12.42               6.9 years            81,690      12.42
14.32 - 18.30             171,491      15.18               8.3 years           111,562      14.85

     During 1998, 1997 and 1996, shares totaling 499, 5,236 and 2,925 were tendered as partial payment for shares exercised.

     There were 162,382 shares under the 1996 Plan available for grant at December 31, 1998.

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

                                                                          1998        1997        1996
                                                                        ----------------------------------
Risk-free interest rates                                                    5.6%     5.9-6.6%        6.0%
Dividend yields                                                             3.3%         3.5%        4.1%
Expected volatility factors of market price of common stock                14.5%        15.0%       15.1%

Weighted-average expected life of the options                            8 years      8 years     8 years

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


        Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

                                               1998          1997        1996
                                        ----------------------------------------
Net income                   As reported    $3,838,380    $3,631,869  $2,403,505
                             Pro forma       3,754,731     3,328,517   2,334,805
Basic earnings per share     As reported          1.08          1.02         .66
                             Pro forma            1.05           .93         .64
Diluted earnings per share   As reported          1.06          1.01         .65
                             Pro forma            1.04           .92         .63


12.  Shareholders' Equity

        In July 1998, the Company's Board of Directors approved a one-year stock repurchase program to acquire up to 10% of the Company's outstanding common stock, or approximately 330,000 shares, at a cumulative cost not to exceed $5,000,000. The Company repurchased 201,388 shares under this program during 1998. The Company repurchased shares during 1997 and 1996 under previous repurchase programs.

        The payment of dividends by the Company depends substantially upon receipt of dividends from ABI and ABO, which are subject to various regulatory restrictions on the payment of dividends. Under regulations of the OTS, ABI and ABO may not declare or pay a cash dividend or repurchase any of their capital stock if the effect thereof would cause the net worth of those entities to be reduced below regulatory capital requirements or the amount required for their liquidation accounts. Prior notice of any dividend is required to be given to the OTS.

        OTS regulations provide additional limitations on the extent to which a savings institution may pay cash dividends or repurchase stock. The extent to which such cash distributions are limited will depend upon which of three categories (categories based upon capital levels) is applicable for the savings institution. ABI and ABO are currently "tier one institutions" and, therefore, are able to make cash distributions to the Company during any calendar year up to 100% of their net income during that calendar year plus the amount that would reduce by one-half their surplus capital (capital in excess of ABI's and ABO's regulatory capital requirements) at the beginning of the calendar year. Under these regulations, the maximum permissible dividends at December 31, 1998, that ABI and ABO could pay are $9.2 million and $1.3 million, respectively. Net worth of ABI and ABO at December 31, 1998, was $33.2 million and $9.1 million, respectively.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

13.  Earnings Per Share

        Earnings per share were computed as follows:

                                                                         Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                1998                             1997                             1996
------------------------------------------------------------------------------------------------------------------------------------
                                              Weighted-                        Weighted-                        Weighted-
                                               Average   Per Share             Average     Per Share             Average   Per Share
                                   Income       Shares    Amount    Income     Shares       Amount   Income      Shares      Amount
------------------------------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share
 Income available to common
  shareholders                   $3,838,380  3,561,831    $1.08     $3,631,869  3,571,560    $1.02   $2,403,505  3,669,394   $.66
                                 ===================================================================================================
Effect Of Dilutive Stock Options         --     48,568                      --     38,973                    --     37,901
                                 ===================================================================================================
Diluted Earnings Per Share
 Income available to common
  shareholders and assumed
  conversions                    $3,838,380  3,610,399    $1.06     $3,631,869  3,610,533    $1.01   $2,403,505  3,707,295   $.65
                                 ===================================================================================================


14.  Regulatory Capital and Insurance Fund Assessment

        ABI and ABO are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

        There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 1998 and 1997, ABI and ABO are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 1998, that management believes have changed this classification.

        Actual and required capital amounts and ratios are as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                   December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                   ABI                                          ABO
------------------------------------------------------------------------------------------------------------------------------------
                                               Required For Adequate                       Required For Adequate
                                                     Capital/1/        Actual Capital           Capital/1/         Actual Capital
------------------------------------------------------------------------------------------------------------------------------------
                                                Ratio      Amount     Ratio     Amount     Ratio       Amount     Ratio    Amount
------------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital/1/ (to risk-weighted
 assets)                                         8.0%    $12,011,000   22.0%  $33,052,000    8.0%     $3,705,000   17.5%  $8,100,000
Core capital/1/ (to adjusted tangible assets)    3.0       9,376,000   10.4    32,551,000    3.0       2,720,000    8.7    7,842,000
Core capital/1/ (to adjusted total assets)       3.0       9,376,000   10.4    32,551,000    3.0       2,720,000    8.7    7,842,000

/1/  As defined by regulatory agencies


        Tangible capital at December 31, 1998, for ABI and ABO was $32,551,000 and $7,842,000, which amounts were 10.4% and 8.7% of tangible assets and exceeded the required ratio of 1.5%.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

----------------------------------------------------------------------------------------------------------------------------------
                                                                              December 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                 ABI                                          ABO
----------------------------------------------------------------------------------------------------------------------------------
                                               Required For Adequate                        Required For Adequate
                                                   Capital/1/         Actual Capital               Capital/1/      Actual Capital
----------------------------------------------------------------------------------------------------------------------------------
                                               Ratio      Amount     Ratio    Amount        Ratio       Amount     Ratio    Amount
----------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital/1/ (to risk-weighted
 assets)                                        8.0%   $14,318,000   18.8%  $33,712,000       8.0%    $3,086,000   14.4%  $5,552,000

Core capital/1/ (to adjusted tangible assets)   3.0      9,450,000   10.6    33,263,000       3.0      2,255,000    7.1    5,349,000

Core capital/1/ (to adjusted total assets)      3.0      9,463,000   10.6    33,263,000       3.0      2,255,000    7.1    5,349,000


/1/   As defined by regulatory agencies

     Tangible capital at December 31, 1997, for ABI and ABO was $33,263,000 and $5,349,000, which amounts were 10.6% and 7.1% of tangible assets and exceeded the required ratio of 1.5%.

     The banking subsidiaries have qualified under provisions of the Internal Revenue Code which permit them to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, their retained earnings at December 31, 1998, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

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

15.  Year 2000

     Like all entities, the Company and subsidiaries are exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware; transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun and is continuing its extensive efforts to identify and remediate potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company and subsidiaries do business. If remediation efforts of the Company or third parties with which the Company and subsidiaries do business are not successful, the Year 2000 Issue could have negative effects on the Company's financial condition and results of operations in the near term.

16.  Fair Value of Financial Instruments

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

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The following table presents the estimates of fair value of financial instruments (in thousands):

-------------------------------------------------------------------------------------------------
                                                                        December 31
-------------------------------------------------------------------------------------------------
                                                                  1998                1997
-------------------------------------------------------------------------------------------------
                                                           Carrying    Fair    Carrying    Fair
                                                            Value     Value      Value    Value
-------------------------------------------------------------------------------------------------
Assets
 Cash and cash equivalents                                 $  7,545  $  7,545  $  5,066  $  5,066
 Interest-bearing deposits                                   38,006    38,006    10,143    10,143
 Interest-bearing time deposits                               3,487     3,487        --        --
 Investment securities held to maturity                      51,581    51,512    35,395    35,300
 Mortgage-backed securities held to maturity                 20,217    20,437    29,996    30,164
 Loans receivable, including loans held for sale, net       265,994   269,480   294,389   298,223
 Interest receivable                                          2,731     2,731     2,723     2,723
 Stock in FHLB                                                3,588     3,588     3,412     3,412

Liabilities
 Deposits                                                   333,989   335,990   322,217   322,051
 FHLB advances                                               17,101    17,002    16,016    16,001
 Interest payable                                               435       435       401       401
 Drafts payable                                               4,354     4,354     4,225     4,225
 Advances by borrowers for taxes and insurance                1,031     1,031       955       955

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash, Interest-Bearing Deposits and Stock in FHLB: The carrying amounts reported in the consolidated statements of condition for cash on hand and in other institutions, interest-bearing deposits and stock in FHLB approximate those assets' fair values.

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

     FHLB Advances: The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current FHLB advance rates for periods comparable to the remaining terms to maturity of these advances.

     Drafts Payable and Advances by Borrowers for Taxes and Insurance: The fair value approximates carrying value.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


17.  Parent Company Financial Information

     The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

--------------------------------------------------------------------------------
                                                               December 31
--------------------------------------------------------------------------------
Statements of Condition                                    1998         1997
--------------------------------------------------------------------------------
Assets
 Cash                                                   $       915  $   100,850
 Advances to subsidiaries                                 2,757,000    5,337,000
 Investments in thrift subsidiaries                      42,310,321   39,060,304
 Investments in other subsidiaries and affiliates         1,858,863    1,356,345
 Other assets                                               280,718       93,544
--------------------------------------------------------------------------------
                                                        $47,207,817  $45,948,043
================================================================================
Liabilities and shareholders' equity
 Note payable to subsidiaries, net of discount          $ 1,300,149  $ 1,064,670
 Miscellaneous liabilities                                  558,520      448,503
 Shareholders' equity                                    45,349,148   44,434,870
--------------------------------------------------------------------------------
                                                        $47,207,817  $45,948,043
================================================================================

-----------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31
-----------------------------------------------------------------------------------------------------
Statements of Income                                               1998          1997         1996
-----------------------------------------------------------------------------------------------------
Dividends from thrift subsidiaries                              $4,620,114   $ 6,600,000   $3,300,000
Interest income                                                    214,809       152,952      160,361
-----------------------------------------------------------------------------------------------------
                                                                 4,834,923     6,752,952    3,460,361
Operating expense                                                  624,634       578,477      744,476
-----------------------------------------------------------------------------------------------------
 Income before income tax credit and equity in undistributed
  income of subsidiaries                                         4,210,289     6,174,475    2,715,885
Income tax credit                                                  433,130       412,785      409,528
-----------------------------------------------------------------------------------------------------
                                                                 4,643,419     6,587,260    3,125,413
Equity in undistributed income of subsidiaries and affiliates
 (distributions in excess of equity in income)                    (805,039)   (2,955,391)    (721,908)
-----------------------------------------------------------------------------------------------------
Net Income                                                      $3,838,380   $ 3,631,869   $2,403,505
=====================================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


----------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31
----------------------------------------------------------------------------------------------------------
Statements of Cash Flows                                               1998          1997          1996
----------------------------------------------------------------------------------------------------------
Operating Activities
 Net income                                                        $ 3,838,380   $ 3,631,869   $ 2,403,505
 Adjustments to reconcile net income to net cash provided by operating activities
  Equity in undistributed income of subsidiaries and affiliates        805,039     2,955,391       721,908
  Noncash dividend                                                  (1,020,114)           --            --
  Interest expense                                                      84,719       108,756       121,940
  Increase in other assets                                             (11,303)      (39,974)      (49,818)
  Increase (decrease) in miscellaneous liabilities                      97,490         2,150       (25,537)
----------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                       3,794,211     6,658,192     3,171,998
----------------------------------------------------------------------------------------------------------
Investing Activities
 Advances to subsidiaries                                                         (3,140,000)           --
 Repayment of advances to subsidiaries                               2,580,000            --     2,658,000
 Cash paid in acquisition                                           (1,121,534)           --            --
----------------------------------------------------------------------------------------------------------
     Net cash provided (used) by investing activities                1,458,466    (3,140,000)    2,658,000
----------------------------------------------------------------------------------------------------------
Financing Activities
 Repayment of note payable to subsidiary                              (300,000)     (300,000)     (300,000)
 Cash dividends paid                                                (2,073,217)   (1,986,793)   (1,837,091)
 Purchase of common stock                                           (3,358,061)   (1,311,214)   (3,965,544)
 Proceeds from exercise of stock options                               378,666       179,784       272,701
----------------------------------------------------------------------------------------------------------
     Net cash used by financing activities                          (5,352,612)   (3,418,223)   (5,829,934)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                            (99,935)       99,969            64
Cash at beginning of year                                              100,850           881           817
----------------------------------------------------------------------------------------------------------
Cash at end of year                                                $       915   $   100,850   $       881
==========================================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


18.  Quarterly Data (unaudited)

   Summarized quarterly financial data for 1998 and 1997 is as follows (Dollars in thousands, except for per share data):
-----------------------------------------------------------------------------------------------------------------------------
                                                                 First           Second          Third          Fourth
                                                                Quarter         Quarter         Quarter         Quarter
-----------------------------------------------------------------------------------------------------------------------------
1998
   Total interest income                                        $7,053          $6,950          $7,203          $7,095
   Total interest expense                                        4,007           3,903           4,076           4,007
   Net interest income                                           3,046           3,047           3,127           3,088
   Provision for loan losses                                        36              36              36              51
   Net income                                                    1,029             915             932             962
-----------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share*                                       .29             .26             .26             .27
-----------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share*                                     .28             .25             .26             .27
-----------------------------------------------------------------------------------------------------------------------------
   Dividends declared per share*                                  .145            .145            .145            .150
-----------------------------------------------------------------------------------------------------------------------------
   Stock price range*
     High                                                        19.32           20.00           18.07           19.00
     Low                                                         17.27           16.93           16.14           15.68
-----------------------------------------------------------------------------------------------------------------------------
1997
   Total interest income                                        $7,297          $7,413          $7,330          $7,293
   Total interest expense                                        4,291           4,385           4,343           4,327
   Net interest income                                           3,006           3,028           2,987           2,966
   Provision for loan losses                                        36              51              60              95
   Net income                                                      877             889             994             872
-----------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share*                                       .25             .24             .28             .25
-----------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share*                                     .25             .24             .27             .25
-----------------------------------------------------------------------------------------------------------------------------
   Dividends declared per share*                                  .136            .136            .145            .145
-----------------------------------------------------------------------------------------------------------------------------
   Stock price range*
     High                                                        14.89           15.45           20.00           20.00
     Low                                                         14.09           13.86           14.77           17.05
-----------------------------------------------------------------------------------------------------------------------------

*Adjusted for 11-for-10 stock split.

                         Report of Independent Auditors



To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana


     We have audited the accompanying consolidated statements of condition of Ameriana Bancorp and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Olive LLP


Indianapolis, Indiana
February 5, 1999

                             Corporate Information


Market Information

Ameriana Bancorp's common shares trade on the Nasdaq Stock Market under the symbol ASBI. As of March 26, 1999, the Company had approximately 2,200 shareholders, including beneficial owners holding shares in nominee or "street" name.

See Note 12 to Consolidated Financial Statements for restrictions on the payment of cash dividends.