Form 10-K405, Exhibit 13
period 1999-12-31
AMERIANA BANCORP
filed 2000-03-30
CIK 855574

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA

Ameriana Bancorp and Subsidiaries

----------------------------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands, except per share data)
                                                                                At December 31
Summary of Financial Condition                             1999         1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------------------
     Cash                                                 $ 14,637     $  7,545     $  5,066     $  4,939     $  4,474
     Loans and mortgage-backed securities                  340,448      286,212      324,386      321,142      311,007
     Interest-bearing deposits, investments and
          other interest-earning assets                     98,871       96,662       45,537       54,749       27,669
     Other assets                                           32,393       15,299       15,879       15,925       13,663
----------------------------------------------------------------------------------------------------------------------
     Total assets                                         $486,349     $405,718     $390,868     $396,755     $356,813
----------------------------------------------------------------------------------------------------------------------

     Deposits                                             $355,759     $333,989     $322,217     $318,705     $290,785
     Other liabilities                                      90,561       26,380       24,216       34,105       18,913
----------------------------------------------------------------------------------------------------------------------

     Total liabilities                                     446,320      360,369      346,433      352,810      309,698
----------------------------------------------------------------------------------------------------------------------
     Shareholders' equity                                   40,029       45,349       44,435       43,945       47,115

----------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity           $486,349     $405,718     $390,868     $396,755     $356,813
======================================================================================================================
                                                                            Year Ended December 31
Summary of Earnings                                           1999         1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------------------
     Interest income                                      $ 29,083     $ 28,301     $ 29,332     $ 28,567     $ 25,608
     Interest expense                                       16,749       15,993       17,345       16,705       14,368
----------------------------------------------------------------------------------------------------------------------
     Net interest income                                    12,334       12,308       11,987       11,862       11,240
     Provision for loan losses                                 328          159          242           66          117
     Other income                                            3,302        3,429        2,864        2,433        2,214
     Other expense                                          10,509        9,655        8,985       10,520        8,155
----------------------------------------------------------------------------------------------------------------------
     Income before taxes                                     4,799        5,923        5,624        3,709        5,182
     Income taxes                                            1,467        2,085        1,992        1,305        1,945
----------------------------------------------------------------------------------------------------------------------
     Net income                                           $  3,332     $  3,838     $  3,632     $  2,404     $  3,237
======================================================================================================================
     Basic earnings per share (1)                         $    .98     $   1.08     $   1.02     $    .65     $    .84
     Diluted earnings per share (1)                       $    .98     $   1.06     $   1.01     $    .65     $    .83
----------------------------------------------------------------------------------------------------------------------
     Dividends declared per share (1)                     $    .60     $    .59     $    .56     $    .52     $    .44
----------------------------------------------------------------------------------------------------------------------
     Book value per share (1)                             $  12.72     $  12.92     $  12.49     $  12.14     $  12.13
======================================================================================================================
                                                                            Year Ended December 31
----------------------------------------------------------------------------------------------------------------------
Other Selected Data                                           1999         1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------------------
     Return on average assets                                  .77%         .98%         .92%         .62%         .93%
     Return on average equity                                 7.60         8.48         8.28         5.39         7.00
     Ratio of average equity to average assets               10.17        11.60        11.06        11.41        13.22
     Dividend payout ratio (2)                               61.22%       55.66%       55.45%       80.00%       53.01%
     Number of full-service offices:
          Ameriana Bank and Trust of Indiana                     9            8            7            6            6
          Ameriana Bank of Ohio, F.S.B.                          3            3            1            1            2


(1)Restated to reflect four-for-three stock split declared in 1996 and the eleven-for-ten stock split in 1998.
(2)Based on total dividends per share declared and net income per share for the year.

Ameriana Bancorp and Subsidiaries
Management's Discussion and Analysis

General

  Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Bank and Trust of Indiana ("ABI"). In 1990, the Company acquired all of ABI's common stock in connection with ABI's reorganization into the holding company form of ownership. In 1992, the Company acquired Ameriana Bank of Ohio, F.S.B. ("ABO"). Collectively, ABI and ABO are referred to as the "Institutions" in this discussion and analysis. In 1995, the Company purchased a minority interest in a limited partnership organized to acquire and manage real estate investments, which qualify for federal tax credits. The Company owns Indiana Title Insurance Company, which sells title insurance and performs real estate closings. The Company also owns Ameriana Insurance Agency, Inc., which operates a general insurance agency in three locations. ABI has a brokerage operation through its wholly owned subsidiary Ameriana Financial Services, Inc., which also owns a partial interest in a life insurance company. ABO operates a brokerage operation through its subsidiary Deer Park Services Corporation.

  The largest components of the Company's total revenue and total expense are interest income and interest expense, respectively. Consequently, the Company's earnings are primarily dependent on its net interest income, which is determined by (i) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Levels of other income and operating expenses also significantly affect net income.

  Management believes that interest rate risk, i.e., the sensitivity of income and net asset values to changes in interest rates, is one of the most significant determinants of the Company's ability to generate future earnings. Accordingly, the Company has implemented a long-range plan intended to minimize the effect of changes in interest rates on operations. The asset and liability management policies of the Company are designed to stabilize long-term net interest income by managing the repricing terms, rates and relative amounts of interest-earning assets and interest-bearing liabilities. The Company's portfolio of investments increased $36,154,000 during 1999 compared to the balance at year-end 1998. These increases were all in callable agency bonds and the total portfolio averages a return of 6.85%. The Company's portfolio of loans has increased $63,707,000 in 1999 and the percentage of fixed-rate to adjustable-rate mortgage loans and short-term balloon loans has also increased during 1999. The mix of fixed-rate to adjustable-rate and short-term balloon loans was 36% to 56% at year-end 1999, compared to 33% to 53% at year-end 1998 and 23% to 62% at year-end 1997. This increase in fixed-rate loans was caused by the low interest rates during the first few months of the year and the customers satisfaction with the lower fixed-rate loans and some refinancing of existing variable-rate loans. As rates increased during 1999, the real estate loan demand decreased and the customers preference changed to the variable-rate real estate loan. As of year-end almost all real estate loans were being made with variable rates. The Company did retain some fifteen-year fixed-rate mortgage loans but sold most fixed-rate loans. The decrease in the fixed-rate loan demand and sales to the secondary market resulted in less gain on sales of loans in 1999 versus 1998 and 1997. Total loan volume for 1999 was $192,155,000 and was composed of real estate secured loans totaling $150,879,000 and $41,276,000 of other collateralized loans. The Company sold $27,277,000 of fixed-rate loans in 1999 compared to $93,498,000 of fixed-rate loans in 1998 and $29,862,000 in 1997. Loans at December 31, 1999 and 1998, respectively, consisted of $315,937,000 and $244,095,000 that were real estate secured loans, $24,860,000 and $29,016,000 that were installment loans $1,209,000 and $862,000 of commercial loans and $1,393,000 and $1,351,000 of loans secured by deposits.

During the year all types of deposits, except for savings, increased. Demand deposits increased $10,235,000 and 16.90% with the biggest increase being to the money market rate accounts, while total certificates increased $17,052,000 and 7.48%, which was mostly due to increases of over $11 million in negotiated-rate certificates primarily from local county governmental entities. Savings deposits decreased $5,517,000 and 12.49% due mostly to movement to higher interest-bearing demand deposit rate products. The overall change in deposits was an increase of $21,770,000 and 6.52% at December 31, 1999, compared to December 31, 1998. ABI purchased over $12 million of deposits in a branch purchase on February 27, 1998, and ABO purchased over $21 million of deposits in a bank purchase on July 1, 1998. These increases in deposits through purchases were maintained and even increased during 1999. To fund the increase in the assets, borrowings from the Federal Home Loan Bank increased $65,410,000 from $17,101,000 at December 31, 1998. The Company's leveraging of the balance sheet added to net income during 1999. The Company continues to experience competitive forces on its deposits from other institutions in the marketplace, but the Company was able to compete with these investing alternatives by providing additional investment choices for its customers through its brokerage and insurance products.

  The Company has continued to increase the level of non-interest-sensitive fee income producing assets. These activities include an equity interest in a life insurance company and ownership of a full-service general lines property and casualty insurance agency, a title insurance company and brokerage services.

  As noted above, loans sold decreased during 1999 over 1998 and servicing of sold loans as of December 31, 1999 decreased to $154,000,000 from $181,000,000 and $117,000,000 at December 31, 1998 and 1997, respectively. ABO sold $19,572,000 of loan servicing for a gain of $67,000 in May 1999. No sales or purchases of loan servicing occurred in 1998. ABI sold $53,692,000 of loan servicing rights for a gain of $96,000 during November 1997 and purchased $25,941,000 of loan servicing rights in October 1997.

Interest Sensitivity

  The following table presents the Company's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at December 31, 1999. This table assumes no prepayments of loans, no early redemption of securities at call dates, no early withdrawals of certificates of deposit and no extension of deposit account sensitivity relating to core deposit stability.

------------------------------------------------------------------------------------------------------------------------------------
                                                      (Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                           6                   6
                                        Months               Months              1 to 3              3 to 5              5 to 10
                                        Or Less             To 1 Year            Years               Years               Years
Rate Sensitive Assets:
------------------------------------------------------------------------------------------------------------------------------------
   Balloon and adjustable-
     rate loans (1)                     $  84,051           $  28,743            $  23,722           $  40,191           $  27,509
   Fixed-rate loans (1)                    32,963                 186                2,209               3,972              13,620
   Other loans                              6,266                 443                7,167               9,030               1,794
   Other investments (2)                   11,036                 100                  200               1,500              27,042
------------------------------------------------------------------------------------------------------------------------------------

   Total                                  134,316              29,472               33,298              54,693              69,965
------------------------------------------------------------------------------------------------------------------------------------

Rate Sensitive Liabilities:
------------------------------------------------------------------------------------------------------------------------------------

     Deposits:
       Certificate accounts               118,019              60,915               52,376              10,533               3,323
          Money market
           deposit accounts                38,079                   -                    -                   -                   -
        Passbook accounts                  38,625                   -                    -                   -                   -
        NOW accounts                       17,581                   -                    -                   -                   -
------------------------------------------------------------------------------------------------------------------------------------

          Total Deposits                  212,304              60,915               52,376              10,533               3,323
     FHLB advances                         73,800                   -                  421                  16               8,274
------------------------------------------------------------------------------------------------------------------------------------

     Total                                286,104              60,915               52,797              10,549              11,597
------------------------------------------------------------------------------------------------------------------------------------

     Asset/liability gap                $(151,788)          $ (31,443)           $ (19,499)          $  44,144           $  58,368
------------------------------------------------------------------------------------------------------------------------------------

Additional Gap Information:
------------------------------------------------------------------------------------------------------------------------------------

     Gap as a percentage
          of total assets                 (31.21)%             (6.46)%              (4.01)%               9.07%              12.00%
     Cumulative gap                     $(151,788)          $(183,231)           $(202,730)          $(158,586)          $(100,218)
     Cumulative gap as
          a percentage of
          total assets                    (31.21)%             (37.67%)            (41.68)%            (32.61)%            (20.61)%
====================================================================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                           More
                                        10 to 20           Than
                                         Years           20 Years        Total
Rate Sensitive Assets:
-------------------------------------   ----------------------------------------
   Balloon and adjustable-
     rate loans (1)                     $      -         $     -        $204,216
   Fixed-rate loans (1)                   42,586          33,917         129,453
   Other loans                               207               -          24,907
   Other investments (2)                  58,993               -          98,871
--------------------------------------------------------------------------------

     Total                               101,786          33,917         457,447
--------------------------------------------------------------------------------

Rate Sensitive Liabilities:
--------------------------------------------------------------------------------

     Deposits:
       Certificate accounts                    -               -         245,166
          Money market
           deposit accounts                    -               -          38,079
        Passbook accounts                      -               -          38,625
        NOW accounts                           -               -          17,581
--------------------------------------------------------------------------------

          Total Deposits                       -               -         339,451
     FHLB advances                             -               -          82,511
--------------------------------------------------------------------------------

     Total                                     -               -         421,962
--------------------------------------------------------------------------------

     Asset/liability gap                $101,786         $33,917        $ 35,485
--------------------------------------------------------------------------------
Additional Gap Information:
--------------------------------------------------------------------------------

     Gap as a percentage
          of total assets                  20.93%           6.97%
     Cumulative gap                     $  1,568         $35,485
     Cumulative gap as
          a percentage of
          total assets                       .32%           7.30%
================================================================================

(1) Includes mortgage loans and mortgage-backed securities. Amounts are stated without reductions of $18.128 million for deferred fees, unearned income, undisbursed loan proceeds and allowance for loan losses.
(2) Includes Interest-bearing demand deposits, interest-bearing time deposits, investment securities, and Federal Home Loan Bank stock.
--------------------------------------------------------------------------------

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

  The Office of Thrift Supervision ("OTS") issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations, which do not meet either of the filing requirements, are not required to file OTS Schedule CMR, but may do so voluntarily. ABI and ABO both file Schedule CMR. As ABO does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations that must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk-based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure, which is 2% of the present value of its assets on the Thrift Financial Report filed two quarters earlier.

  Presented below, as of December 31, 1999, is an analysis performed by the OTS of ABO's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At June 30, 1999, 2% of the present value of ABO's assets was $1.826 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.823 million at December 31, 1999, ABO would have been required to make a $1.999 million deduction from its total capital available to calculate its risk-based capital requirement. This reduction in capital would reduce ABO's risk-based capital ratio to 10.75% from 14.17% which is still in excess of the required risk-based capital ratio of 8.0%.

--------------------------------------------------------------------------------
                                                            NPV as Percent of
                            Net Portfolio Value          Present Value of Assets
--------------------------------------------------------------------------------
 Change             Dollar        Dollar       Percent
in Rates            Amount        Change        Change    NPV Ratio    Change
--------------------------------------------------------------------------------
                            (Dollars in Thousands)
+300  bp*          $-1,154       $-8,875       -115%        -1.09%    -772  bp
+200  bp             1,898        -5,823        -75          1.73     -489  bp
+100  bp             4,913        -2,808        -36          4.34     -228  bp
   0  bp             7,720                                   6.63
-100  bp             9,967         2,247        +29          8.35     +172  bp
-200  bp            10,887         3,167        +41          8.99     +236  bp
-300  bp            11,547         3,827        +50          9.42     +279  bp

*   basis points

  Also presented below, as of December 31, 1999, is an analysis, performed by the OTS, of ABI's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At June 30, 1999, 2% of the present value of ABI's assets was $6.477 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $13.689 million at December 31, 1999, ABI would have been required to make a $3.606 million deduction from its total capital available to calculate its risk-based capital requirement. This reduction in capital would reduce ABI's risk-based capital ratio to 13.81% from 15.58%, which is still in excess of the required risk-based capital ratio of 8.0%.

--------------------------------------------------------------------------------
                                                            NPV as Percent of
                      Net Portfolio Value                Present Value of Assets
--------------------------------------------------------------------------------
 Change         Dollar      Dollar       Percent
in Rates        Amount      Change        Change         NPV Ratio      Change
--------------------------------------------------------------------------------
                            (Dollars in Thousands)
+300  bp*      $ 9,544    $-20,773        -69%             2.80%       -549  bp
+200  bp        16,628     -13,689        -45              4.76        -353  bp
+100  bp        23,691      -6,626        -22              6.62        -167  bp
   0  bp        30,317                                     8.29
-100  bp        35,897       5,580        +18              9.63        +134  bp
-200  bp        36,485       6,168        +20              9.73        +144  bp
-300  bp        36,874       6,557        +22              9.79        +150  bp

*   basis points

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

--------------------------------------------------------------------------------
                                                           NPV as Percent of
                      Net Portfolio Value                Present Value of Assets
--------------------------------------------------------------------------------
 Change         Dollar      Dollar       Percent
in Rates        Amount      Change        Change         NPV Ratio      Change
--------------------------------------------------------------------------------
                            (Dollars in Thousands)
+400  bp*      $ 9,781     $  -628         -6%            11.07%         -8  bp
+300  bp        10,397         -12          0             11.56         +41  bp
+200  bp        10,781         371         +4             11.79         +64  bp
+100  bp        10,805         395         +4             11.67         +52  bp
   0  bp        10,409                                    11.15
-100  bp         9,793        -616         -6             10.42         -73  bp
-200  bp         9,296      -1,113        -11              9.80        -135  bp
-300  bp         9,080      -1,330        -13              9.46        -169  bp
-400  bp         8,813      -1,596        -15              9.07        -208  bp

*   basis points

  Also presented below, as of December 31, 1998, is an analysis, performed by the OTS, of ABI's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At June 30, 1998, 2% of the present value of ABI's assets was $6.113 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $7.620 million at December 31, 1998, ABI would have been required to make a $754 thousand deduction from its total capital available to calculate its risk-based capital requirement. This reduction in capital would reduce ABI's risk-based capital ratio to 21.5% from 22.0%, which is still far in excess of the required risk-based capital ratio of 8.0%.

--------------------------------------------------------------------------------
                                                           NPV as Percent of
                      Net Portfolio Value                Present Value of Assets
--------------------------------------------------------------------------------
 Change         Dollar      Dollar       Percent
in Rates        Amount      Change        Change         NPV Ratio      Change
--------------------------------------------------------------------------------
                            (Dollars in Thousands)

+400  bp*      $27,724    $-16,888        -38%             9.23%       -447  bp
+300  bp        32,548     -12,063        -27             10.59        -311  bp
+200  bp        36,992      -7,620        -17             11.79        -191  bp
+100  bp        40,952      -3,659         -8             12.80         -90  bp
   0  bp        44,612                                    13.70
-100  bp        45,743       2,982         +7             13.82         +92  bp
-200  bp        53,040       8,429        +19             15.67        +197  bp
-300  bp        58,640      14,029        +31             16.93        +323  bp
-400  bp        64,241      19,629        +44             18.12        +442  bp

*   basis points

  As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.



Yields Earned and Rates Paid

  The following tables set forth the weighted average yields earned on the Company's interest-earning assets and the weighted average interest rates paid on the Company's interest-bearing liabilities, together with the net yield on interest-earning assets.

                                                        Year Ended December 31
                                                        ----------------------
Weighted Average Yield:                                 1999     1998     1997
------------------------------------------------------------------------------
  Loans and mortgage-backed securities                  7.62%    7.99%    7.86%
  Other interest-earning assets                         6.41     6.08     6.90
  All interest-earning assets                           7.32     7.64     7.72
Weighted Average Cost:
------------------------------------------------------------------------------
  Deposits                                              4.58     4.88     5.09
  Federal Home Loan Bank advances                       5.42     5.88     6.22
  All interest-bearing liabilities                      4.65     4.91     5.15
------------------------------------------------------------------------------
Interest Rate Spread (spread between weighted average
 yield on all interest-earning assets and all
 interest-bearing liabilities)                          2.67     2.73     2.57
------------------------------------------------------------------------------
Net Yield (net interest income as a percentage of
 average interest-earning assets)                       3.10     3.32     3.16
------------------------------------------------------------------------------

                                                            At December 31
                                                            --------------
Weighted Average Interest Rates:                        1999     1998     1997
------------------------------------------------------------------------------
  Loans and mortgage-backed securities                  7.70%    7.88%    7.95%
  Other interest-earning assets                         6.75     5.72     6.56
  Total interest-earning assets                         7.49     7.36     7.77
  Deposits                                              4.71     4.71     4.93
  Federal Home Loan Bank advances                       5.49     5.34     6.04
  Total interest-bearing liabilities                    4.86     4.74     4.99
  Interest rate spread                                  2.63     2.62     2.78
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

                                                                        Year Ended December 31
                                                            l999 vs. l998                   l998 vs. l997
-------------------------------------------------------------------------------------------------------------
                                                         Increase(Decrease)               Increase(Decrease)
                                                         Due to Change in                  Due to Change in
-------------------------------------------------------------------------------------------------------------
                                                                            Net                         Net
                                                    Volume        Rate     Change    Volume    Rate    Change
-------------------------------------------------------------------------------------------------------------
Interest Income:
 Loans and mortgage-backed securities               $ (350)     $(1,047)  $(1,397)  $(1,790)  $ 417   $(1,373)
 Other interest-earning assets                       1,952          227     2,179       820    (479)      341
-------------------------------------------------------------------------------------------------------------
 Total interest-earning assets                       1,602         (820)      782      (970)    (62)   (1,032)
-------------------------------------------------------------------------------------------------------------
Interest Expense:
 Deposits                                              876         (947)      (71)     (188)   (661)     (849)
 FHLB advances                                         889          (62)      827      (439)    (64)     (503)
-------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities                  1,765       (1,009)      756      (627)   (725)   (1,352)
-------------------------------------------------------------------------------------------------------------
 Change in net interest income                      $ (163)     $   189   $    26   $  (343)  $ 663   $   320
-------------------------------------------------------------------------------------------------------------

Results of Operations

  Net Interest Income: The Company's average portfolio balance of loan and mortgage-backed securities decreased 14.63% to $299,223,000 for 1999, from $303,666,000 for 1998. This average portfolio had decreased 6.22% for 1998 over the $323,793,000 average for 1997. The ending balance of loans has been $326,805,000, $263,097,000 and $294,133,000 for 1999, 1998 and 1997,
respectively. The ending balances for mortgage-backed securities has been $14,970,000, $20,217,000 and $29,996,000 for 1999, 1998 and 1997, respectively.

  Loan originations and purchases were down 1.84% to $192,155,000 in 1999 compared with $195,762,000 in 1998 and were up 55.79% in 1998 compared with $125,659,000 in 1997. Fixed-rate mortgage loans in the amount of $27,277,000, $93,498,000 and $29,862,000 were originated and sold into the secondary market during 1999, 1998 and 1997, respectively. Purchased loans increased substantially in 1999, totaling $60,355,000 versus $6,438,000 in 1998 and $3,710,000 in 1997. The majority of the purchased loans were commercial participations in loans from other financial institutions with commercial real estate as collateral.

  No purchases of mortgage-backed securities were made in 1999, 1998 or 1997 as rates were not advantageous for long-term investments. All purchases in prior years had been in the form of 15-year fixed-rate government agency insured securities.

  Average interest-earning assets increased $27,383,000 or 7.40% to $397,568,000 in 1999 from $370,185,000 in 1998. The 1999 increase was in average other interest-earning assets, mostly investment securities, as average loans and mortgage-backed securities decreased 14.63% to $299,223,000 in 1999 from $302,469,000 in 1998. Average interest-earning assets decreased $9,558,000 or 2.52% in 1998 from $379,743,000 in 1997. The 1998 decrease was in average loans and average mortgage-backed securities while other interest-earning assets increased. Excess funds were used by the institutions during early 1999 to purchase fixed-rate investments consisting of government agency bonds. The loan demand increased during the year and the borrowings from the Federal Home Loan Bank increased by the end of 1999. In 1998, ABO maintained borrowings from the Federal Home Loan Bank and used the funds for leveraging assets, and the Institutions took advantage of these borrowings and leveraged assets in 1997. These borrowed funds were also used to acquire government backed bonds and/or insured bank certificates of deposits at a spread to the cost of borrowed funds.

  The average yield on the Company's total interest-earning assets was 7.32% in 1999 and 7.64% in 1998 and 7.72% in 1997. Total interest income was $29,083,000,
$28,301,000 and $29,333,000 for 1999, 1998 and 1997, respectively. The $782,000 increase in interest income in 1999 were increases of $1,602,000 related to volume increases reduced by $820,000 due to rate decreases while the $1,032,000 decrease in interest income in 1998 was $970,000 related to volume decreases and $62,000 related to rate decreases.

  Average interest-bearing liabilities increased $34,846,000 or 10.71% to $360,266,000 in 1999 from $325,420,000 in 1998. The increase was composed of average interest-bearing demand deposits increasing $17,708,000 while average savings deposits decreased $3,909,000, average certificates of deposits increased $4,726,000 and average borrowings from the Federal Home Loan Bank increased $16,321,000. Average interest-bearing liabilities decreased $11,149,000 in 1998 from $336,569,000 in 1997. The decrease was composed of average interest-bearing demand deposits increasing $16,275,000 while average savings deposits increased $217,000, average certificates of deposits decreasing $20,229,000 and average borrowings from the Federal Home Loan Bank decreased $7,412,000. Total interest expense was $16,749,000, $15,993,000 and $17,345,000 for 1999, 1998 and 1997, respectively. The $756,000 increase of interest expense in 1999 was due to volume increases of $1,765,000 and rate decreases of $1,009,000 while the $1,352,000 decrease in 1998 was due to volume decreases of $627,000 and rate decreases of $725,000.

  The net interest spread, which is the mathematical difference between the yield on average interest-earning assets and cost of interest-bearing liabilities, 2.67% in 1999, 2.73% in 1998 and 2.57% in 1997. The net yield, which is interest income as percent of average earning assets, was 3.10% in 1999, 3.32% in 1998 and 3.16% in 1997.

  Provision for Loan Losses: The provision for loan losses was $327,500 in 1999, $159,000 in 1998 and $242,000 in 1997. The provision is the amount that is added to the allowance for loan losses for charge-offs. The allowance for loan losses was .47% of loans at December 31, 1999 and .49% of net loans at December 31, 1998, and represents management's best estimate of expected charge-offs in the loan portfolio. Net loan charge-offs have historically been less than the annual provision for loan losses and were $78,000, $138,000 and $182,000 for the years 1999, 1998 and 1997, respectively. Non-performing assets (e.g. real estate owned, non-accrual loans and loans 90 days or more past due) were $1,196,000, $881,000 and $1,162,000 at December 31, 1999, 1998 and 1997, respectively. The
1999 provision includes $172,000 for a non-performing loan which was acquired in the Cardinal State Bank purchase. This loan was written-off during the first quarter of 2000. The Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles. The variation in the amount of provision charged against income is directly related to changes in loan charge-offs, non-performing loans, loan delinquencies, economic conditions in the Company's lending area and loan growth or reduction during each year.

  Other Income: Other income was $3,302,000, $3,429,000 and $2,864,000 for 1999,
1998 and 1997, respectively. The 1999 gains on sale of loans and servicing rights of $381,000 was significantly lower than the 1998 gains of $1,055,000 and lower than the $597,000 in 1997. These changes are due to the difference in demand for fixed-rate real estate loans and their sales to the secondary market. The 1999 amount also included $67,000 from the sale of servicing by ABO, and 1997 included $96,000 from the sale of servicing by ABI. Operating losses associated with the limited partnership amounted to $245,000 in 1999, $154,000 in 1998 and $164,000 in 1997. The Institutions invested in life insurance on employees and directors which had a cash surrender value of $16,118,000 at December 31, 1999. The majority of the policies were purchased during 1999 and, accordingly, the income increase in cash surrender value of life insurance was $447,000 in 1999 and

$16,000 in both 1998 and 1997.

  Other Expense: Operating expenses were $10,509,000, $9,655,000 and $8,985,000 for 1999, 1998 and 1997, respectively. The increase in 1999 was due to normal increases and to additional expense of operating a new trust department, commercial loan department and a new branch that ABI opened during December 1999. The 1999 expenses also included additional costs related to Year 2000 compliance. The increase in 1998 was due to an increase of one branch by ABI and an increase of two branches by ABO, expenses related to the name change of the Institutions, three computer conversions and, to a lesser degree, to Year 2000 compliance. The conversion of the Institutions to the same mainframe system has provided for a reduction of data processing expense during 1999.

  Income Tax Expense: Income tax expense was $1,467,000 in 1999, $2,085,000 in 1998 and $1,992,000 in 1997. The effective federal tax rate decreased to 30.6% in 1999 from 35.2% in 1998 and 35.4% in 1997. The decrease in tax expense in 1999 is due to lower pretax income and to a lower effective tax rate due to the nontaxable insurance income. The increase in taxes from 1997 to 1998 is due to increased pretax income. The tax credits from the limited partnership were $206,000, $212,000 and $183,000 during 1999, 1998 and 1997, respectively.

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

  Liquidity ratios at December 31, 1999, 1998 and l997 were 18.71%, 29.4% and 11.7%, respectively, for ABI and 14.08%, 17.65% and 6.6%, respectively, for ABO. The Institutions have exceeded their monthly average liquidity requirement for all periods presented.

  Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of liquid funds. In addition, the Company has the ability to obtain funds through the sale of new mortgage loans and through borrowings from the Federal Home Loan Bank system.

  At December 31, 1999, the Company's commitments for loans in process totaled $22,389,000. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs. A small portion of these commitments are for fixed-rate mortgage loans which will be sold immediately into the secondary market.

  On November 23, 1998, the Board of Directors declared an eleven-for-ten stock split effected in the form of a dividend on common stock outstanding at the close of business on December 18, 1998. This stock split was payable on January 4, 1999, and all per share information in this report has been restated to reflect this split.

  An amendment of the 1996 Stock Option Plan, which provides for the granting of incentive and nonqualified stock options, was approved by the shareholders in April 1998 and extended the plan's term to ten years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares. Options for 9,235 shares in 1999, 29,768 shares in 1998 and 32,838 shares in 1997 were exercised. See Note 11 to the consolidated financial statements for option activity and the pro forma effect on net income.

  In April 1999, the Company's Board of Directors approved an additional one-year and $5,000,000 for the stock repurchase program. The stock repurchase program, which began in July 1998, was a one-year repurchase program of $5,000,000 to acquire up to 10% of the Company's outstanding common stock. The Company repurchased 374,130 shares in 1999 and 201,388 shares in 1998 at an aggregate cost of $6,747,000 and $3,358,000, respectively. In 1997, the Company repurchased 91,525 shares under a previous repurchase program at a cost of $1,311,000. In addition, the Company retired 173 shares at a cost of $3,000 for fractional shares created by the 1998 stock split.

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

Current Accounting Issues

  Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in 1998 and becomes effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 was issued to require the recording of derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. If certain conditions are met, a derivative may be specifically designed as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability of an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency-denominated forecasted transaction. This new Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge. The Company does not currently nor does it expect to have derivative instruments or hedge transactions. If these instruments or activities are undertaken in the future, SFAS No. 133 will be implemented.

  SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, was issued in 1998 and became effective for interim and annual financial periods beginning after December 15, 1998. This statement amends SFAS No. 65, which was previously amended by SFAS Nos. 115 and 125, and requires a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loan held for sale. This statement further amends SFAS No. 65 to require that, after securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security or other retained interests based on the entity's ability and intent to sell or hold those investments. The Company is not currently securitizing mortgage loans. If securitization of mortgage loans is initiated by the Company, any portion retained will be accounted for under SFAS No. 134.

Year 2000 Issue

  During 1998 and 1999, the Company spent many man-hours reviewing, testing and remediating its computer systems, all hardware, processes and third-party vendors for the effect that the millennium change might have on any computer chips and computer programming. The time expended provided the Company with a trouble-free transition from 1999 to 2000. There are certain dates in the future that are estimated to provide additional problems, and the Company will continue to monitor for any problems in the future. The external costs of the Year 2000 compliance was not significant, and the internal personnel costs associated with Year 2000 compliance were not measured by the Company.

                        AMERIANA BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CONDITION

-------------------------------------------------------------------------------------------------------
                                                                                    December 31
-------------------------------------------------------------------------------------------------------
Assets                                                                           1999          1998
-------------------------------------------------------------------------------------------------------
 Cash on hand and in other institutions                                      $ 14,636,884  $  7,545,308
 Interest-bearing demand deposits                                               5,295,715    38,005,929
 Interest-bearing time deposits                                                 1,499,000     3,487,000
 Investment securities held to maturity (fair value of $81,481,000 and
  $51,512,000)                                                                 87,735,008    51,581,077
 Mortgage-backed securities held to maturity (fair value of $14,787,000
  and $20,437,000)                                                             14,970,002    20,217,346
 Mortgage loans held for sale                                                     207,400     4,181,256
 Loans, net of allowance for loan losses of $1,534,278 and $1,284,286         325,270,461   261,813,134
 Real estate owned                                                                               96,408
 Premises and equipment                                                         7,117,271     6,091,944
 Stock in Federal Home Loan Bank                                                4,341,300     3,587,700
 Mortgage servicing rights                                                        910,273     1,076,948
 Investments in unconsolidated affiliates                                       1,179,244     1,424,455
 Intangible assets                                                              1,852,360     2,057,464
 Cash surrender value of life insurance                                        16,117,534       210,738
 Other assets                                                                   5,216,968     4,341,456
-------------------------------------------------------------------------------------------------------
     Total assets                                                            $486,349,420  $405,718,163
========================================================================================================

Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------
 Liabilities:
  Deposits
   Noninterest-bearing                                                       $ 16,308,154  $ 14,633,031
   Interest-bearing                                                           339,450,706   319,356,272
-------------------------------------------------------------------------------------------------------
     Total deposits                                                           355,758,860   333,989,303
  Advances from Federal Home Loan Bank                                         82,510,982    17,100,699
  Drafts payable                                                                3,901,316     4,353,792
  Advances by borrowers for taxes and insurance                                   823,111     1,030,976
  Other liabilities                                                             3,326,611     3,894,245
-------------------------------------------------------------------------------------------------------
     Total liabilities                                                        446,320,880   360,369,015
-------------------------------------------------------------------------------------------------------
 Shareholders' equity:
  Preferred stock (5,000,000 shares authorized; none issued)
  Common stock ($1.00 par value; authorized 15,000,000 shares; issued
   shares: 1999--3,145,791 and 1998--3,510,686)                                 3,145,791     3,510,686
  Additional paid-in capital                                                      492,226     6,775,114
  Retained earnings--substantially restricted                                  36,390,523    35,063,348
-------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                40,028,540    45,349,148
-------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                              $486,349,420  $405,718,163
=======================================================================================================

See accompanying notes.

                       AMERIANA BANCORP AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------------
                                                                               Year Ended December 31
-------------------------------------------------------------------------------------------------------------
                                                                          1999          1998          1997
-------------------------------------------------------------------------------------------------------------
Interest Income
 Interest on loans                                                    $21,703,270   $22,517,412   $23,234,010
 Interest on mortgage-backed securities                                 1,079,649     1,662,731     2,318,561
 Interest on investment securities                                      5,106,912     2,588,876     3,307,166
 Other interest and dividend income                                     1,193,036     1,531,570       473,076
-------------------------------------------------------------------------------------------------------------
     Total interest income                                             29,082,867    28,300,589    29,332,813
-------------------------------------------------------------------------------------------------------------
Interest Expense:
 Interest on deposits                                                  15,194,165    15,265,293    16,114,262
 Interest on Federal Home Loan Bank advances                            1,554,841       727,546     1,231,172
-------------------------------------------------------------------------------------------------------------
     Total interest expense                                            16,749,006    15,992,839    17,345,434
-------------------------------------------------------------------------------------------------------------
Net Interest Income                                                    12,333,861    12,307,750    11,987,379
 Provision for loan losses                                                327,500       159,000       242,000
-------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                    12,006,361    12,148,750    11,745,379
-------------------------------------------------------------------------------------------------------------
Other Income:
 Net loan servicing fees                                                  266,488       190,584       319,000
 Other fees and service charges                                         1,066,827       911,384       702,046
 Brokerage and insurance commissions                                    1,199,381     1,268,461     1,179,728
 Net loss on investments in unconsolidated affiliates                    (191,559)     (153,960)     (130,351)
 Gains on sales of loans and servicing rights                             380,619     1,055,424       597,226
 Increase in cash surrender value of life insurance                       446,591        16,178        16,250
 Other                                                                    133,692       140,814       179,930
-------------------------------------------------------------------------------------------------------------
     Total other income                                                 3,302,039     3,428,885     2,863,829
-------------------------------------------------------------------------------------------------------------
Other Expense:
 Salaries and employee benefits                                         6,052,484     5,248,336     5,090,073
 Net occupancy expense                                                  1,465,263     1,366,579     1,280,703
 Federal insurance premium                                                181,919       193,833       204,634
 Data processing expense                                                  275,276       389,126       325,327
 Printing and office supplies                                             346,211       339,381       302,043
 Other                                                                  2,188,301     2,117,470     1,782,069
-------------------------------------------------------------------------------------------------------------
     Total other expense                                               10,509,454     9,654,725     8,984,849
-------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                              4,798,946     5,922,910     5,624,359
 Income taxes                                                           1,466,951     2,084,530     1,992,490
-------------------------------------------------------------------------------------------------------------
Net Income                                                            $ 3,331,995   $ 3,838,380   $ 3,631,869
=============================================================================================================
Basic Earnings Per Share                                              $       .98   $      1.08   $      1.02
=============================================================================================================
Diluted Earnings Per Share                                            $       .98   $      1.06   $      1.01
=============================================================================================================
Dividends Declared Per Share                                          $       .60   $       .59   $       .56
=============================================================================================================

See accompanying notes.

                       AMERIANA BANCORP AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------
                                                              Additional
                                                  Common       Paid-in       Retained
                                                   Stock       Capital       Earnings       Total
----------------------------------------------------------------------------------------------------
Balance at January 1, 1997                      $3,291,319   $ 8,645,273   $32,008,199   $43,944,791
Net income                                              --            --     3,631,869     3,631,869
Dividends declared                                      --            --    (2,010,360)   (2,010,360)
Purchase of common stock                           (83,205)   (1,228,009)           --    (1,311,214)
Exercise of stock options                           25,093       154,691            --       179,784
----------------------------------------------------------------------------------------------------
Balance at December 31, 1997                     3,233,207     7,571,955    33,629,708    44,434,870
Net income                                              --            --     3,838,380     3,838,380
Dividends declared                                      --            --    (2,082,555)   (2,082,555)
Eleven-for-ten stock split                         318,996            --      (318,996)           --
Payment for fractional shares in connection
 with eleven-for-ten stock split                        --            --        (3,189)       (3,189)
Purchase of common stock                          (183,080)   (3,174,981)           --    (3,358,061)
Stock issued in purchase of subsidiary             114,955     2,026,082            --     2,141,037
Exercise of stock options                           26,608       352,058            --       378,666
----------------------------------------------------------------------------------------------------
Balance at December 31, 1998                     3,510,686     6,775,114    35,063,348    45,349,148
Net income                                              --            --     3,331,995     3,331,995
Dividends declared                                      --            --    (2,004,820)   (2,004,820)
Purchase of common stock                          (374,130)   (6,372,553)           --    (6,746,683)
Exercise of stock options                            9,235        89,665            --        98,900
----------------------------------------------------------------------------------------------------
Balance at December 31, 1999                    $3,145,791   $   492,226   $36,390,523   $40,028,540
====================================================================================================

See accompanying notes.

                        AMERIANA BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                               Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         1999           1998           1997
-------------------------------------------------------------------------------------------------------------------------------
Operating Activities
-------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                         $   3,331,995   $  3,838,380   $  3,631,869
 Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for losses on loans and real estate owned                                     349,100        191,000        242,000
  Depreciation and amortization                                                           573,786        695,678        631,108
  Equity in loss of limited partnership                                                   245,211        153,910        163,810
  Mortgage servicing rights amortization                                                  191,371        221,568        118,853
  Goodwill amortization                                                                   190,410        148,588         28,320
  Deferred income taxes                                                                    76,389        177,086        129,036
  (Gains) losses on sales of real estate owned                                              4,607        (28,350)       (25,202)
  Increase in cash surrender value                                                       (446,591)       (16,178)       (16,250)
  Mortgage loans originated for sale                                                  (23,303,462)   (96,259,078)   (30,534,904)
  Proceeds from sale of mortgage loans                                                 27,411,087     93,861,572     30,193,705
  Gains on sale of loans and servicing rights                                            (380,619)    (1,055,424)      (597,226)
  Decrease (increase) in other assets                                                    (884,576)      (172,157)        55,745
  Increase (decrease) in drafts payable                                                  (452,476)       128,320       (332,206)
  Increase (decrease) in other liabilities                                               (793,935)       (62,266)       823,068
-------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                          6,112,297      1,822,649      4,511,726
-------------------------------------------------------------------------------------------------------------------------------
Investing Activities
-------------------------------------------------------------------------------------------------------------------------------
 Net change in interest-bearing time deposits                                           1,988,000     (3,487,000)            --
 Purchase of investment securities held to maturity                                   (43,061,489)   (82,193,490)    (6,800,000)
 Proceeds from maturity of securities held to maturity                                         --      5,000,000             --
 Proceeds from calls of securities held to maturity                                     6,992,969     60,985,198     22,150,000
 Principal collected on mortgage-backed securities held to maturity                     5,151,322      9,628,554      8,423,491
 Net change in loans                                                                  (63,883,649)    45,177,038    (11,664,366)
 Mortgage servicing rights purchased                                                           --             --       (247,442)
 Proceeds from sales of mortgage servicing rights                                         246,807             --        648,516
 Proceeds from sales of real estate owned                                                 139,400        244,608        156,400
 Net purchases of premises and equipment                                               (1,587,054)      (212,566)      (780,025)
 Investment in unconsolidated affiliate                                                        --             --          4,564
 Cash received in acquisitions                                                                 --     19,607,676             --
 Premiums paid on life insurance                                                      (15,461,000)            --             --
 Other investing activities                                                              (725,524)      (141,420)       (52,900)
-------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by investing activities                                (110,200,218)    54,608,598     11,838,238
-------------------------------------------------------------------------------------------------------------------------------
Financing Activities
-------------------------------------------------------------------------------------------------------------------------------
 Net change in demand and passbook deposits                                             4,717,936     17,892,349       (392,297)
 Net change in certificates of deposit                                                 17,051,621    (40,013,911)     3,958,584
 Advances from Federal Home Loan Bank                                                  88,000,000      9,000,000     72,100,000
 Repayment of Federal Home Loan Bank advances                                         (22,589,717)    (7,914,916)   (82,632,988)
 Proceeds from exercise of stock options                                                   98,900        378,666        179,784
 Purchase of common stock                                                              (6,746,683)    (3,358,061)    (1,311,214)
 Cash dividends paid                                                                   (2,062,774)    (2,070,028)    (1,986,793)
 Payment for fractional shares                                                                 --         (3,189)            --
-------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by financing activities                                  78,469,283    (26,089,090)   (10,084,924)
-------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                      (25,618,638)    30,342,157      6,265,040
Cash and cash equivalents at beginning of year                                         45,551,237     15,209,080      8,944,040
-------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                            $  19,932,599   $ 45,551,237   $ 15,209,080
===============================================================================================================================

See accompanying notes.

                       AMERIANA BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Nature of Operations and Summary of Significant Accounting Policies

     Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly owned subsidiaries: Ameriana Bank and Trust of Indiana ("ABI"), Ameriana Bank of Ohio, FSB ("ABO"), Ameriana Financial Services, Inc., Indiana Title Insurance Company and Ameriana Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated.

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

     The Company is a thrift holding company whose principal activity is the ownership and management of the thrifts and other subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors and operates in a single significant business segment. The thrifts are subject to the regulation of the Office of Thrift Supervision ("OTS"). The Company's gross revenues are substantially earned from the various banking services provided by ABI and ABO. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

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

     Reclassifications: Certain reclassifications of 1998 and 1997 amounts have been made to conform with 1999 presentation.

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

     Mortgage Loans Held for Sale: Mortgage loans held for sale are carried at the lower of aggregate cost or market. Net unrealized losses are recognized through a valuation allowance by charges to income.

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

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1999, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

     Stock Split: On November 23, 1998, the Board of Directors declared an eleven-for-ten stock split effected in the form of a dividend under which every ten shares of the Company's common stock outstanding on the close of business on December 18, 1998, were converted into eleven shares of common stock. No fractional shares were issued; cash in lieu of fractional shares was paid to shareholders. Per share and shares outstanding amounts and stock option plan data for all periods presented have been adjusted to give effect to the split.

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

2. Acquisitions

     On July 1, 1998, the Company completed the purchase of Cardinal State Bank ("Cardinal"), Maineville, Ohio, and merged Cardinal into ABO. The transaction was recorded under the purchase method of accounting. The Company paid $1,121,534 in cash including expenses, and issued 126,451 shares of common stock and $450,760 of promissory notes for a total purchase price of $3,713,331. The Cardinal acquisition included $14,380,000 of loans, $9,384,000 of cash and cash equivalents and $21,521,000 of deposits. The Company recorded intangible assets totaling $1,351,000 related to the transaction.

     On February 27, 1998, the Company completed the purchase of deposits and branch facility in Morristown, Indiana, from National City Bank of Indiana. The transaction was recorded under the purchase method of accounting. The Morristown acquisition included assets and liabilities of $12,394,000, including cash of $11,346,000, and deposits of $12,388,000. Intangible assets of $684,000 were recorded.

     The results of operations of Cardinal and the Morristown branch have been included since their acquisition date. Intangible assets are being amortized over their estimated useful lives.

3. Investment Securities

     Investment securities held to maturity at December 31, 1999, included federal agencies at an amortized cost of $87,735,000 with a fair value of approximately $81,481,000 and gross unrealized (losses) of $(6,254,000). Investment securities held to maturity at December 31, 1998, included federal agencies at an amortized cost of $51,581,000 with a fair value of approximately $51,512,000 and gross unrealized gains and (losses) of $15,000 and $(84,000), respectively.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The amortized cost and fair value of securities held to maturity at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

--------------------------------------------------------------------------------------------------------
                                                                                 Amortized      Fair
                                                                                   Cost         Value
--------------------------------------------------------------------------------------------------------
Maturity Distribution at December 31, 1999:
 Due in one through five years                                                  $ 1,700,000  $ 1,665,794
 Due after five through ten years                                                27,041,954   25,638,107
 Due after ten years                                                             58,993,054   54,177,201
--------------------------------------------------------------------------------------------------------
                                                                                $87,735,008  $81,481,102
========================================================================================================

     Investment securities with a total amortized cost of $54,418,000 and $15,000,000 were pledged at December 31, 1999 and 1998, to secure FHLB advances.

4. Loans and Mortgage-Backed Securities

     Loans receivable consist of the following:

----------------------------------------------------------------------------------------------------------
                                                                                       December 31
----------------------------------------------------------------------------------------------------------
                                                                                   1999           1998
----------------------------------------------------------------------------------------------------------
Residential mortgage loans                                                     $284,351,425   $228,812,624
Commercial mortgage loans                                                        30,733,671     15,281,926
Installment loans                                                                25,712,301     29,015,602
Commercial loans                                                                  1,208,869        861,579
Loans secured by deposits                                                         1,392,585      1,350,858
----------------------------------------------------------------------------------------------------------
                                                                                343,398,851    275,322,589
----------------------------------------------------------------------------------------------------------
Deduct:
----------------------------------------------------------------------------------------------------------
 Undisbursed loan proceeds                                                       16,722,769     12,123,253
 Deferred loan fees (costs), net                                                   (128,657)       101,916
 Allowance for loan losses                                                        1,534,278      1,284,286
----------------------------------------------------------------------------------------------------------
                                                                                 18,128,390     13,509,455
----------------------------------------------------------------------------------------------------------
                                                                               $325,270,461   $261,813,134
==========================================================================================================

     Loans being serviced for investors, primarily the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, by the Company totaled approximately $154,000,000, $181,000,000 and $117,000,000 as of December
31, 1999, 1998 and 1997, respectively. Such loans are not reflected in the preceding table.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     The aggregate fair value of capitalized mortgage servicing rights at December 31, 1999 and 1998 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates. No valuation allowance was necessary at December 31, 1999 or 1998.

-------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31
-------------------------------------------------------------------------------------------------------
                                                                       1999         1998         1997
-------------------------------------------------------------------------------------------------------
Mortgage servicing rights:
 Balance at beginning of year                                       $1,076,948   $  526,367   $ 780,770
 Servicing rights capitalized                                          180,100      691,145     416,555
 Servicing rights acquired in acquisition                                   --       81,004          --
 Servicing rights sold                                                (155,404)          --    (552,105)
 Amortization of servicing rights                                     (191,371)    (221,568)   (118,853)
-------------------------------------------------------------------------------------------------------
 Balance at end of year                                             $  910,273   $1,076,948   $ 526,367
=======================================================================================================

     At December 31, 1999 and 1998, the Company had outstanding commitments to originate loans of approximately $22,389,000 and $6,600,000, which were primarily for adjustable-rate mortgages with rates that are determined just prior to closing loans or fixed-rate mortgage loans with rates locked in at the time of loan commitment. The majority of the fixed-rate loans are sold at the time the rates are locked. In addition, the Company had $18,405,000 and $19,335,000, respectively, of conditional commitments for lines of credit and credit card receivables. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated statements of condition. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

     The fair value of mortgage-backed securities at December 31, 1999 and 1998, was $14,787,000 and $20,437,000, respectively. Gross unrealized gains and (losses) on mortgage-backed securities at December 31, 1999 and 1998, were $29,000 and $(212,000), and $259,000 and $(39,000), respectively. Mortgage-
backed securities with a total amortized cost of $7,119,000 and $4,861,000, were pledged at December 31, 1999 and 1998, respectively, to secure FHLB advances.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

5. Allowance for Losses

     Changes to the allowances for losses on loans and real estate owned are as follows:


--------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31
--------------------------------------------------------------------------------------------------------
                                                                       1999         1998         1997
--------------------------------------------------------------------------------------------------------
Loans:
 Balance at beginning of year                                       $1,284,286   $1,163,490   $1,103,513
 Provision for losses                                                  327,500      159,000      242,000
 Increase from acquisition                                                  --      100,000           --
 Net charge-offs:
  Charge-offs                                                          (98,284)    (165,616)    (200,242)
  Recoveries                                                            20,776       27,412       18,219
--------------------------------------------------------------------------------------------------------
  Net charge-offs                                                      (77,508)    (138,204)    (182,023)
--------------------------------------------------------------------------------------------------------
 Balance at end of year                                             $1,534,278   $1,284,286   $1,163,490
========================================================================================================
Real estate owned:
 Balance at beginning of year                                       $   32,000   $       --   $       --
 Provision for losses                                                   21,600       32,000           --
 Net charge-offs:
  Charge-offs                                                          (53,600)          --           --
  Recoveries                                                                --           --           --
--------------------------------------------------------------------------------------------------------
  Net charge-offs                                                      (53,600)          --           --
--------------------------------------------------------------------------------------------------------
 Balance at end of year                                             $       --   $   32,000   $       --
========================================================================================================

6. Premises and Equipment

     Premises and equipment consists of the following:

----------------------------------------------------------------------------------------------------------
                                                                                        December 31
----------------------------------------------------------------------------------------------------------
                                                                                     1999         1998
----------------------------------------------------------------------------------------------------------
Land                                                                              $ 1,372,595  $ 1,288,595
Land improvements                                                                     527,084      491,037
Office buildings                                                                    6,936,168    6,152,910
Furniture and equipment                                                             4,217,991    3,621,326
Automobiles                                                                           112,584      121,914
----------------------------------------------------------------------------------------------------------
                                                                                   13,166,422   11,675,782
Less accumulated depreciation                                                       6,049,151    5,583,838
----------------------------------------------------------------------------------------------------------
                                                                                  $ 7,117,271  $ 6,091,944
==========================================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


7.  Investments in Unconsolidated Affiliates

     Investments in unconsolidated affiliates include an investment in a limited partnership of $726,206 and $971,417 at December 31, 1999 and 1998. This investment represents a 6.4% equity in the partnership, which was organized to acquire and manage real estate investments. Total cash contributed was $1,458,849 in 1995. The Company recorded a net loss of $245,211, $153,960 and $163,810 for 1999, 1998 and 1997 on its investment, and low income housing tax credits of $205,857, $212,316 and $183,200. Available financial statements for the partnership as of December 31, 1999 and 1998, reported total assets of $15,664,000 and $19,575,000; total partners' equity of $12,336,000 and
$15,337,000 and for each of the three years in the period ended December 31, 1999, a net loss of $2,607,000, $2,700,000 and $2,786,000, with the losses allocated based on the dates of partners' contributions and other factors.

     In addition, the Company has invested $453,038 in a life insurance company. Dividends from this affiliate for the years ended December 31, 1999, 1998 and 1997 were $53,652, $50 and $33,459, respectively. Commission income also generated through this affiliate is included in Other Income.

8. Deposits

     Deposits consist of the following:

----------------------------------------------------------------------------
                                                         December 31
----------------------------------------------------------------------------
                                                      1999          1998
----------------------------------------------------------------------------
Demand                                            $ 71,932,666  $ 61,697,281
Savings                                             38,659,957    44,177,406
Certificates of $100,000 or more                    40,044,201    28,153,275
Other certificates                                 205,122,036   199,961,341
----------------------------------------------------------------------------
                                                  $355,758,860  $333,989,303
============================================================================

     Certificates maturing in years ending after December 31, 1999:

---------------------------------------------------------------------------
2000                                                           $177,576,197
2001                                                             45,539,972
2002                                                              7,968,309
2003                                                              9,004,247
2004                                                              1,650,842
Thereafter                                                        3,426,670
---------------------------------------------------------------------------
                                                               $245,166,237
===========================================================================

     Interest paid on deposits approximated interest expense in 1999, 1998 and 1997.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


9.  Borrowings

     Borrowings at December 31, 1999 and 1998 totaling $82,510,982 and $17,100,699 with a weighted average rate of 5.49% and 5.34%, respectively, consist solely of Federal Home Loan Bank advances.

     The advances are secured by a combination of first-mortgage loans in an amount equal to at least 150% of the advances and/or mortgage-backed securities and investment securities equal to the amount of the advance and using only 95% of their book value adjusted for decreases in market value. Some advances are subject to restrictions or penalties in the event of prepayment.

     Interest paid on borrowings was $1,361,291, $721,779 and $1,245,589 for 1999, 1998 and 1997.

-----------------------------------------------------------------------------
Maturities in years ending December 31:
 2000                                                             $75,257,800
 2001                                                               1,244,403
 2002                                                               1,003,552
 2003                                                                 955,310
 2004                                                                 909,570
 Thereafter                                                         3,140,347
-----------------------------------------------------------------------------
                                                                  $82,510,982
=============================================================================

10. Income Taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

-------------------------------------------------------------------------------
                                                             December 31
-------------------------------------------------------------------------------
                                                          1999          1998
-------------------------------------------------------------------------------
Deferred tax assets:
 Deferred compensation                                $    23,877   $    13,750
 General loan loss reserves                               525,394       513,785
 Other                                                    126,539        80,830
                                                          675,810       608,365
-------------------------------------------------------------------------------
Deferred tax liabilities:
 FHLB stock dividends                                    (362,729)     (320,943)
 Tax bad debt reserves                                   (283,783)     (326,098)
 Purchase accounting adjustments                          (89,971)      (92,761)
 Deferred loan fees                                      (120,267)      (60,675)
 Mortgage servicing rights                               (311,654)     (347,674)
 Other                                                   (174,219)      (50,638)
-------------------------------------------------------------------------------
                                                       (1,342,623)   (1,198,789)
-------------------------------------------------------------------------------
Net tax liabilities                                   $  (666,813)  $  (590,424)
===============================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements

     The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

-------------------------------------------------------------------------------
                                                        Year Ended December 31
-------------------------------------------------------------------------------
                                                        1999     1998     1997
-------------------------------------------------------------------------------
Statutory federal tax rate                               34.0%    34.0%    34.0%
State income taxes, net of federal tax benefit            4.4      4.7      4.5
Tax credits                                              (4.3)    (3.6)    (3.3)
Cash surrender value of life insurance                   (3.2)     (.1)     (.1)
Other                                                     (.3)      .2       .3
-------------------------------------------------------------------------------
Effective tax rate                                       30.6%    35.2%    35.4%
===============================================================================

            The provision for income taxes consists of the following:

-------------------------------------------------------------------------------
                                                   Year Ended December 31
-------------------------------------------------------------------------------
                                                1999        1998        1997
-------------------------------------------------------------------------------
Federal:
 Current                                     $1,093,809  $1,520,647  $1,497,023
 Deferred                                        55,648     142,810     112,679
-------------------------------------------------------------------------------
                                              1,149,457   1,663,457   1,609,702
-------------------------------------------------------------------------------
State:
 Current                                        296,752     386,797     366,431
 Deferred                                        20,742      34,276      16,357
-------------------------------------------------------------------------------
                                                317,494     421,073     382,788
-------------------------------------------------------------------------------
                                             $1,466,951  $2,084,530  $1,992,490
===============================================================================

     The Company paid $1,749,000, $1,722,000 and $1,460,000 of state and federal income taxes in 1999, 1998 and 1997, respectively.

11.  Employee Benefits and Life Insurance

     The Company is a participating employer in a multi-employer defined benefit pension plan sponsored by the Pentegra Group and a 401(k) plan also administered by the Pentegra Group. The plans cover substantially all full-time employees of the Company. Since the defined benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Contributions for ABI's defined benefit plan have not been required since June 1987, because the plan reached the Internal Revenue Service's full funding limitation. ABO's plan requires cash contributions. Pension expense for the plans totaled $39,300, $27,800 and $18,400 in 1999, 1998 and 1997, respectively.

     The Company approved arrangements that provide retirement and death benefits to certain officers and directors. The benefits to be paid are being accrued over the period of active service to the eligibility dates. The accrual of benefits totaled $46,534 for 1999. In connection with these benefits, life insurance on these officers and directors has been purchased with the proceeds from the policies to be utilized for the payment of benefits. The cash value of these polices at December 31, 1999 totaled approximately $7,770,000.

     In addition, other life insurance on certain officers and directors has been purchased. These policies had a cash value of approximately $8,348,000 at December 31, 1999.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan ("1996 Plan"), the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain non-incentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan approved by the shareholders in April 1998 extended the plan's term by five years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares.

     The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 1999, 1998 and 1997. The number of shares and prices have been restated to give effect to the Company's 1998 stock split.

-------------------------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31
--------------------------------------------------------------------------------------------------------------------
                                                  1999                      1998                      1997
--------------------------------------------------------------------------------------------------------------------
                                                    Weighted-                 Weighted-                 Weighted-
                                                     Average                   Average                   Average
               Options                   Shares   Exercise Price   Shares   Exercise Price   Shares   Exercise Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        256,481    $14.18         277,890    $13.87         137,390    $10.68
Granted                                   9,800     16.78           8,800     15.50         185,130     14.99
Exercised                                (9,235)    10.11         (29,768)    12.18         (32,838)     6.64
Forfeited/expired                        (1,541)    14.32            (441)    13.02         (11,792)    14.32
--------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              255,505     14.43         256,481     14.18         277,890     13.87
====================================================================================================================
Options exercisable at year end         216,169     14.16         196,552     13.68         199,130     14.02
Weighted-average fair value of
 options granted during the year                   $ 3.80                    $ 3.24                    $ 3.18

     As of December 31, 1999, other information in exercise price ranges for options outstanding and exercisable is as follows:

                               Outstanding                                          Exercisable
------------------------------------------------------------------------------------------------------
                                      Weighted-       Weighted-Average                    Weighted-
    Exercise Price        Number       Average      Remaining Contractual     Number       Average
         Range           of Shares  Exercise Price          Life             of Shares  Exercise Price
------------------------------------------------------------------------------------------------------
$9.43 - 12.53               72,455   $12.46         5.9 years                 72,455     $12.46
14.32 - 18.30              183,050    15.26         7.4 years                143,714      15.02

     During 1998 and 1997, shares totaling 499 and 5,236 were tendered as partial payment for shares exercised.

     There were 152,582 shares under the 1996 Plan available for grant at December 31, 1999.

     SFAS No. 123, Stock-Based Compensation, was effective for the Company in 1996. This Statement established a fair value based method of accounting for stock-based compensation plans. Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

--------------------------------------------------------------------------------------------------------------
                                                                                   1999      1998      1997
--------------------------------------------------------------------------------------------------------------
Risk-free interest rates                                                         5.0-6.0%      5.6%  5.9-6.6%
Dividend yields                                                                      3.7%      3.3%      3.5%
Expected volatility factors of market price of common stock                         23.4%     14.5%     15.0%
Weighted average expected life of the options                                     8 years    8 years   8 years

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

--------------------------------------------------------------------------------------------
                                                          1999        1998        1997
--------------------------------------------------------------------------------------------
Net income                                As reported  $3,331,995  $3,838,380  $3,631,869
                                          Pro forma     3,230,861   3,754,731   3,328,517

Basic earnings per share                  As reported         .98        1.08        1.02
                                          Pro forma           .95        1.05         .93

Diluted earnings per share                As reported         .98        1.06        1.01
                                          Pro forma           .95        1.04         .92


12. Shareholders' Equity

     The Company's Board of Directors has approved periodically the repurchase of up to 10% of the Company's outstanding shares of common stock. Such purchases are made subject to market conditions in open market or block transactions.

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

     In addition, without prior approval, current regulations allow ABI and ABO to pay dividends to the Company not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by ABI and ABO to pay dividends in excess of this restriction. At December 31, 1999, the shareholders' equity of ABI was $31,596,692. Although well capitalized, under regulations in effect, ABI is required to apply to the OTS to pay dividends to the Company. The shareholders' equity of ABO was $9,169,157, of which approximately $103,000 was available for payment of dividends.

13. Earnings Per Share

     Earnings per share were computed as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                   1999                            1998                           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                 Weighted-                       Weighted-                      Weighted-
                                                  Average   Per Share             Average    Per Share           Average   Per Share
                                        Income     Shares    Amount    Income     Shares      Amount    Income   Shares      Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
 Income available to common
  shareholders                       $3,331,995  3,386,444   $  .98  $3,838,380  3,561,831   $  1.08  $3,631,869  3,571,560   $1.02
====================================================================================================================================
Effect of Dilutive Stock Options           --       30,291                  --      48,568                   --      38,973
------------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share
 Income available to common
  shareholders and assumed
  conversions                        $3,331,995  3,416,735   $  .98  $3,838,380  3,610,399    $  1.06  $3,631,869  3,610,533   $1.01
====================================================================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


14. Regulatory Capital

     ABI and ABO are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

     There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 1999 and 1998, ABI and ABO are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 1999, that management believes have changed this classification.

     Actual and required capital amounts and ratios are as follows:

                                                                                December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                   ABI                                       ABO
------------------------------------------------------------------------------------------------------------------------------------
                                                Required For Adequate                        Required For Adequate
                                                     Capital/1/        Actual Capital           Capital/1/          Actual Capital
------------------------------------------------------------------------------------------------------------------------------------
                                                 Ratio     Amount      Ratio     Amount      Ratio    Amount       Ratio     Amount
------------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital/1/ (to risk-weighted
 assets)                                          8.0%  $16,220,000     15.6%  $31,599,000   8.0%    $4,673,000   14.2%  $8,279,000

Tier 1 capital (to risk-weighted assets)          4.0     8,110,000     15.3    31,031,000   4.0      2,337,000   13.7    8,010,000
Core capital/1/ (to adjusted total assets)        3.0    11,057,000      8.4    31,031,000   3.0      3,531,000    6.8    8,010,000
Core capital/1/ (to adjusted tangible assets)     2.0     7,371,000      8.4    31,031,000   2.0      2,354,000    6.8    8,010,000
Tangible capital (to adjusted total assets)       1.5     5,529,000      8.4    31,031,000   1.5      1,766,000    6.8    8,010,000

/1/ As defined by regulatory agencies



                                                                                December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                   ABI                                       ABO
------------------------------------------------------------------------------------------------------------------------------------
                                                Required For Adequate                        Required For Adequate
                                                     Capital/1/        Actual Capital           Capital/1/          Actual Capital
------------------------------------------------------------------------------------------------------------------------------------
                                                 Ratio     Amount      Ratio     Amount      Ratio    Amount       Ratio     Amount
------------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital/1/ (to risk-weighted
 assets)                                         8.0%   $12,011,000     22.0%  $33,052,000     8.0%  $3,705,000   17.5%  $8,100,000
Tier 1 capital (to risk-weighted assets)         4.0      6,006,000     21.7    32,551,000     4.0    1,853,000   16.9    7,842,000
Core capital/1/ (to adjusted total assets)       3.0      9,376,000     10.4    32,551,000     3.0    2,720,000    8.7    7,842,000
Core capital/1/ (to adjusted tangible assets)    2.0      6,251,000     10.4    32,551,000     2.0    1,813,000    8.7    7,842,000
Tangible capital (to adjusted total assets)      1.5      4,688,000     10.4    32,551,000     1.5    1,360,000    8.7    7,842,000

/1/ As defined by regulatory agencies


     The banking subsidiaries have qualified under provisions of the Internal Revenue Code which permit them to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, their retained earnings at December 31, 1999, include an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


15. Fair Value of Financial Instruments

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

     The following table presents the estimates of fair value of financial instruments (In Thousands):

------------------------------------------------------------------------------------------------
                                                                        December 31
------------------------------------------------------------------------------------------------
                                                                 1999                1998
------------------------------------------------------------------------------------------------
                                                           Carrying    Fair    Carrying    Fair
                                                            Value      Value    Value     Value
-------------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                                 $ 14,637  $ 14,637  $  7,545  $  7,545
 Interest-bearing deposits                                    5,296     5,296    38,006    38,006
 Interest-bearing time deposits                               1,499     1,499     3,487     3,487
 Investment securities held to maturity                      87,735    81,481    51,581    51,512
 Mortgage-backed securities held to maturity                 14,970    14,787    20,217    20,437
 Loans receivable, including loans held for sale, net       325,478   320,705   265,994   269,480
 Interest receivable                                          2,629     2,629     2,731     2,731
 Stock in FHLB                                                4,341     4,341     3,588     3,588
 Cash surrender value of life insurance                      16,118    16,118       211       211

Liabilities:
 Deposits                                                   355,759   353,832   333,989   335,990
 FHLB advances                                               82,511    82,058    17,101    17,002
 Interest payable                                               541       541       435       435
 Drafts payable                                               3,901     3,901     4,354     4,354
 Advances by borrowers for taxes and insurance                  823       823     1,031     1,031

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash, Interest-Bearing Deposits, Stock in FHLB and Cash Surrender Value of Life Insurance: The carrying amounts reported in the consolidated statements of condition for cash on hand and in other institutions, interest-bearing deposits, stock in FHLB, and cash surrender value of life insurance approximate those assets' fair values.

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

     Deposits: The fair values of interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits. A core deposit intangible component in the fair value estimate is not included, and although it would be impractical from a cost-benefit standpoint to estimate that value, the Company realizes that the dollar amount could be significant.

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

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


16.  Parent Company Financial Information

     The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

--------------------------------------------------------------------------------
                                                              December 31
--------------------------------------------------------------------------------
Statements of Condition                                    1999         1998
--------------------------------------------------------------------------------
Assets:
 Cash                                                   $     1,622  $       915
 Advances to subsidiaries                                 1,103,000    2,757,000
 Investments in thrift subsidiaries                      40,765,849   42,310,321
 Investments in other subsidiaries and affiliates         1,544,074    1,858,863
 Other assets                                               400,796      280,718
--------------------------------------------------------------------------------
                                                        $43,815,341  $47,207,817
================================================================================
Liabilities and shareholders' equity:
 Notes payable to subsidiaries, net of discount         $ 2,966,225  $   849,389
 Notes payable, other                                       360,608      450,760
 Miscellaneous liabilities                                  459,968      558,520
 Shareholders' equity                                    40,028,540   45,349,148
--------------------------------------------------------------------------------
                                                        $43,815,341  $47,207,817
================================================================================

------------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31
------------------------------------------------------------------------------------------------------
Statements of Income                                                1999         1998          1997
------------------------------------------------------------------------------------------------------
Dividends from subsidiaries                                     $ 5,150,000   $4,620,114   $ 6,600,000
Interest income                                                      84,152      214,809       152,952
------------------------------------------------------------------------------------------------------
                                                                  5,234,152    4,834,923     6,752,952
Operating expense                                                   537,691      624,634       578,477
------------------------------------------------------------------------------------------------------
 Income before income tax credit and equity in undistributed
  income of subsidiaries                                          4,696,461    4,210,289     6,174,475
Income tax credit                                                   480,101      433,130       412,785
------------------------------------------------------------------------------------------------------
                                                                  5,176,562    4,643,419     6,587,260
Equity in undistributed income of subsidiaries and affiliates
 (distributions in excess of equity in income)                   (1,844,567)    (805,039)   (2,955,391)
------------------------------------------------------------------------------------------------------
Net Income                                                      $ 3,331,995   $3,838,380   $ 3,631,869
======================================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


----------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31
----------------------------------------------------------------------------------------------------------
Statements of Cash Flows                                               1999          1998          1997
----------------------------------------------------------------------------------------------------------
Operating Activities:
 Net income                                                        $ 3,331,995   $ 3,838,380   $ 3,631,869
 Adjustments to reconcile net income to net cash provided by operating activities
  Equity in undistributed income of subsidiaries and affiliates      1,844,567       805,039     2,955,391
  Noncash dividend                                                          --    (1,020,114)           --
  Accretion                                                             66,837        84,719       108,756
  Increase in other assets                                              56,227       (11,303)      (39,974)
  Increase (decrease) in miscellaneous liabilities                     (25,905)       97,490         2,150
----------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                       5,273,721     3,794,211     6,658,192
----------------------------------------------------------------------------------------------------------
Investing Activities:
 Advances to subsidiaries                                                   --            --    (3,140,000)
 Repayment of advances to subsidiaries                               1,654,000     2,580,000            --
 Net purchase of premiums and equipment                               (176,305)           --            --
 Cash paid in acquisition                                                   --    (1,121,534)           --
----------------------------------------------------------------------------------------------------------
     Net cash provided (used) by investing activities                1,477,695     1,458,466    (3,140,000)
----------------------------------------------------------------------------------------------------------
Financing Activities:
 Proceeds from note payable to subsidiary                            2,300,000            --            --
 Repayment of notes payable to subsidiaries                           (250,000)     (300,000)     (300,000)
 Repayment of notes payable, other                                     (90,152)           --            --
 Cash dividends paid                                                (2,062,774)   (2,073,217)   (1,986,793)
 Purchase of common stock                                           (6,746,683)   (3,358,061)   (1,311,214)
 Proceeds from exercise of stock options                                98,900       378,666       179,784
----------------------------------------------------------------------------------------------------------
     Net cash used by financing activities                          (6,750,709)   (5,352,612)   (3,418,223)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                707       (99,935)       99,969
Cash at beginning of year                                                  915       100,850           881
----------------------------------------------------------------------------------------------------------
Cash at end of year                                                $     1,622   $       915   $   100,850
==========================================================================================================

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


17.  Quarterly Data (unaudited)

     Summarized quarterly financial data for 1999 and 1998 is as follows (dollars in thousands, except for per share data):

--------------------------------------------------------------------------------
                                               First   Second    Third   Fourth
                                              Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------
1999
 Total interest income                         $6,887   $6,882   $7,343   $7,971
 Total interest expense                         3,834    3,802    4,256    4,857
 Net interest income                            3,053    3,080    3,087    3,114
 Provision for loan losses                         38       30       30      230
 Net income                                       797      861    1,073      601
--------------------------------------------------------------------------------
 Basic earnings per share                         .23      .25      .32      .18
--------------------------------------------------------------------------------
 Diluted earnings per share                       .23      .25      .32      .18
--------------------------------------------------------------------------------
 Dividends declared per share                     .15      .15      .15      .15
--------------------------------------------------------------------------------
 Stock price range
  High                                          17.63    16.75    17.50    17.13
  Low                                           15.50    15.25    16.38    14.38
--------------------------------------------------------------------------------
1998
 Total interest income                         $7,053   $6,950   $7,203   $7,095
 Total interest expense                         4,007    3,903    4,076    4,007
 Net interest income                            3,046    3,047    3,127    3,088
 Provision for loan losses                         36       36       36       51
 Net income                                     1,029      915      932      962
--------------------------------------------------------------------------------
 Basic earnings per share*                        .29      .26      .26      .27
--------------------------------------------------------------------------------
 Diluted earnings per share*                      .28      .25      .26      .27
--------------------------------------------------------------------------------
 Dividends declared per share*                   .145     .145     .145     .150
--------------------------------------------------------------------------------
 Stock price range*
  High                                          19.32    20.00    18.07    19.00
  Low                                           17.27    16.93    16.14    15.68
--------------------------------------------------------------------------------

* Adjusted for 11-for-10 stock split.

Ameriana Bancorp and Subsidiaries
Notes to Consolidated Financial Statements


17.  Quarterly Data (unaudited)

     Summarized quarterly financial data for 1999 and 1998 is as follows (dollars in thousands, except for per share data):

--------------------------------------------------------------------------------
                                               First   Second    Third   Fourth
                                              Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------
1999
 Total interest income                         $6,887   $6,882   $7,343   $7,971
 Total interest expense                         3,834    3,802    4,256    4,857
 Net interest income                            3,053    3,080    3,087    3,114
 Provision for loan losses                         38       30       30      230
 Net income                                       797      861    1,073      601
--------------------------------------------------------------------------------
 Basic earnings per share*                        .23      .25      .32      .18
--------------------------------------------------------------------------------
 Diluted earnings per share*                      .23      .25      .32      .18
--------------------------------------------------------------------------------
 Dividends declared per share*                    .15      .15      .15      .15
--------------------------------------------------------------------------------
 Stock price range*
  High                                          17.63    16.75    17.50    17.13
  Low                                           15.50    15.25    16.38    14.38
--------------------------------------------------------------------------------
1998
 Total interest income                         $7,053   $6,950   $7,203   $7,095
 Total interest expense                         4,007    3,903    4,076    4,007
 Net interest income                            3,046    3,047    3,127    3,088
 Provision for loan losses                         36       36       36       51
 Net income                                     1,029      915      932      962
--------------------------------------------------------------------------------
 Basic earnings per share*                        .29      .26      .26      .27
--------------------------------------------------------------------------------
 Diluted earnings per share*                      .28      .25      .26      .27
--------------------------------------------------------------------------------
 Dividends declared per share*                   .145     .145     .145     .150
--------------------------------------------------------------------------------
 Stock price range*
  High                                          19.32    20.00    18.07    19.00
  Low                                           17.27    16.93    16.14    15.68
--------------------------------------------------------------------------------

* adjusted for 11-for-10 stock split

                        Report of Independent Auditors



To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana


     We have audited the accompanying consolidated statements of condition of Ameriana Bancorp and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Olive, LLP
---------------------------
Indianapolis, Indiana
February 3, 2000

Market Information

Americana Bancorp's common shares trade on the Nasdaq Stock Market under the symbol ASBI. As of March 24, 2000, the Company had approximately 2,100 shareholders, including beneficial owners holding shares in nominee or "street" name.

See Note 12 to Consolidated Financial Statements for restrictions on the payment of cash dividends.

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, for the year ended December 31, 1999, may be obtained without charge by writing to Mr. Harry J. Bailey, President and Chief Executive Officer, Americana Bancorp, 2118 Bundy Avenue, New Castle, Indiana 47362.